Exhibit 99.29

AMERICAN LITHIUM CORP.

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED FEBRUARY 28, 2021

Dated August 26, 2021

Corporate Office

Suite 1507, 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3

Registered Office

Suite 2200, 885 West Georgia Street
Vancouver, British Columbia, V6C 3E8

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Date of Information	1
Cautionary Notes to U.S. Investors Concerning Resource Estimates	1
Currency	1
Forward-Looking Information	1
Cautionary Note Regarding Macusani Concessions	3
Certain Other Information	3
Qualified Person and Technical Reports	3
CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5
Selected Financings	6
Subsequent Events to February 28, 2021	7
THE BUSINESS	9
Background	9
Specialized Skills and Knowledge	9
Competitive Conditions	9
Business Cycles	9
Economic Dependence	9
Environmental Protection	9
Employees	9
Foreign Operations	10
Reorganizations	10
Social and Environmental Policies	10
RISK FACTORS	10
MINERAL PROPERTIES	17
TLC Project	17
Introduction	17
Reliance on other Experts	17
Property Description and Location	17
Property Concessions	17
Option Agreements, Royalties and Encumbrances	19
Accessibility, Climate, Local Resources, Infrastructure	20
History	21
Geological Setting and Mineralization	21
Exploration	21
Drilling	21
Sample Preparation, Analyses and Analyses	21
Quality Control	22
Data Verification	22
Limitation to Data Validation by Qualified Person	22
Opinion of the Independent Qualified Person	22
Mineral Processing and Metallurgical Testing	22
Assessment of Reasonable Prospects for Eventual Economic Extraction	23
Mineral Resource Estimation	23
Potential Risks	26
Interpretations and Conclusions	27
Recommendations	27
Subsequent Processing Work and Plans	28
Falchani Lithium Project (“Falchani”) and Macusani Uranium Project (“Macusani”) – Puno, Peru	28
Falchani Project Description, Location and Access	28
History	30
Geological Setting, Mineralization and Deposit Types	31
Exploration	32
Drilling	32
Sampling, Analysis and Data Verification	33
Mineral Processing and Metallurgical Testing	34
Mineral Resource Estimates	35

i

Mineral Reserve Estimates	37
Mining Operations	37
Processing and Recovery Operations	39
Infrastructure, Permitting and Compliance Activities	39
Capital and Operating Costs	41
Macusani Uranium Project	45
Macusani Project Description, Location and Access	45
History	47
Geological Setting, Mineralization and Deposit Types	48
Exploration	49
Drilling	50
Sampling, Analysis and Data Verification	51
Mineral Processing and Metallurgical Testing	55
Mineral Resource Estimates	58
Mining Operations	60
Processing and Recovery Methods	62
Infrastructure, Permitting and Compliance Activities	63
Capital and Operating Costs	66
DIVIDENDS AND DISTRIBUTIONS	70
CAPITAL STRUCTURE	70
Shares	70
MARKET FOR SECURITIES	71
Trading Price and Volume	71
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	71
DIRECTORS AND OFFICERS	71
Name, Occupation and Security Holding	71
Shareholdings of Directors and Officers	73
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	73
Conflicts of Interest	73
PROMOTERS	74
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	74
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	74
AUDITORS, TRANSFER AGENT AND REGISTRAR	74
Auditors	74
Transfer Agents, Registrars or Other Agents	74
MATERIAL CONTRACTS	74
INTEREST OF EXPERTS	74
ADDITIONAL INFORMATION	75

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PRELIMINARY NOTES

Date of Information

Unless otherwise stated, the information herein is presented as at February 28, 2021, being the date of the Company’s most recently completed financial year.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. All resource estimates included in this AIF have been prepared in accordance with the guidelines set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. The terms “mineral resource“, “measured mineral resource“, “indicated mineral resource“ and “inferred mineral resource“ used in this AIF are defined in NI 43-101; however, these terms are not defined terms under the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to a higher category. Investors are further cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations thereunder.

Currency

Except where otherwise indicated, all references to currency in this AIF are to Canadian Dollars (“$”).

Forward-Looking Information

This AIF may contain "forward-looking information" and “forward-looking statements” within the meaning of applicable securities legislation ("forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; potential benefits from the acquisition of Plateau Energy Metals Inc. ("Plateau") and its subsidiaries; plans, objectives and advancement of the TLC Property, the Falchani Project and Macusani Project (each as defined below, and collectively, the “Projects”); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments (each a “PEA”), including the timing for completion, and the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company’s assets; adequacy of the Company’s financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the status of the "Precautionary Measures" filed by the Company's subsidiary Macusani Yellowcake S.A.C. (“Macusani), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates".

Forward-looking statements are based on management’s reasonable estimates, expectations, analyses and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company’s ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, the aforementioned assumptions may be affected by the negative disruptive effect of the novel coronavirus (“COVID-19”) pandemic, which has resulted in a widespread health crisis that has already affected the economies and financial markets of many countries around the world. The international response to the spread of COVID-19 has led to significant restrictions on travel; temporary business closures; quarantines; global stock market and financial market volatility; a general reduction in consumer activity; operating, supply chain and project development delays and disruptions; and declining trade and market sentiment, all of which have and could further affect commodity prices, interest rates, credit ratings and credit risk. The continuing and additional business interruptions, expenses and delays relating to COVID-19, could have a material adverse impact on the Company’s plans, operations, financial condition and the market for its securities; however, as at the date of this MD&A, such cannot be reasonably estimated. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau and its subsidiaries or that integration of the companies will not occur as planned or such integration will be more difficult, time consuming or costly than expected; the estimated valuation of the Company being accurate; the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, the Company or others to attempt to reduce the spread of COVID-19 could affect the Company, which could have a material adverse impact on many aspects of the Company’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact the Company’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the Company’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the status of the “Precautionary Measures” filed by the Company’s subsidiary Macusani, the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics, such as the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in ore reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of the Company’s shares and could negatively affect the Company’s ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the “Risk Factors” section of this AIF, as well as those factors detailed from time to time in the Company's condensed interim and annual consolidated financial statements, management discussion and analysis and other recent securities filings available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in the final stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.

Certain Other Information

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

Qualified Person and Technical Reports

The scientific and technical information contained in this AIF relating to the TLC Property, the Falchani Project and the Macusani Project has been reviewed and approved by Ted O’Connor, a Director and Technical Advisor of the Company, who is a Qualified Person as defined in National Instrument 43-101. Certain scientific and technical information with respect to the TLC Property contained in this AIF has been taken from the technical report entitled “Technical Report for the TLC Property, Nye County, Nevada, USA” with an effective date of April 15, 2020 and prepared by Derek J. Loveday and William A. Turner of Stantec Consulting Ltd., a copy of which is available on American Lithium’s SEDAR profile at www.sedar.com. Certain scientific and technical information with respect to: (a) the Falchani Project contained in this AIF has been taken from the technical report entitled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of February 4, 2020 and prepared by John Joseph Riordan, David Alan Thompson, Valentine Eugene Coetzee and Stewart Nupen of DRA Pacific.; and (b) the Macusani Project contained in this AIF has been taken from the technical report entitled “Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” with an effective date of January 12, 2016 and prepared by Michael Short and Thomas Apelt of GBM Minerals Engineering Consultants Limited, David Young of The Mineral Corporation and Mark Mounde of Wardell Armstrong International Limited, copies of both of which are available on Plateau’s SEDAR profile at www.sedar.com. The PEAs included herein are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEAs will be realized. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Certain information in this AIF updates information from the TLC Technical Report, the Falchani Technical Report and the Macusani Technical Report, as applicable, which such updates have been reviewed and approved by Ted O’Connor, Director and Technical Advisor of the Company and a Qualified Person as defined in National Instrument 43-101.

CORPORATE STRUCTURE

Name, Address and Incorporation

American Lithium Corp. (“American Lithium” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on February 25, 1974 as Menika Mining Ltd. On April 11, 2016, the Company announced that it had changed its name from Menika Mining Ltd. to “American Lithium Corp.” and that trading would commence under the new name effective at the open of markets on April 18, 2016 under the symbol “LI”.

The Company has been actively involved in lithium exploration since April 2016 and has been focused on the acquisition, exploration and development of US based properties prospective for lithium deposits and, in particular, its TLC Property in Nevada with drilling in 2019 and 2020 leading to the publication of a maiden NI 43-101 resource in April 2020. With the acquisition of Plateau in May 2021, the Company also added additional lithium and uranium properties in Peru. Currently, American Lithium focuses its operations on the TLC Property, the Falchani Project, and the Macusani Project, as they have NI 43-101 mineral resource estimates and, in the case of Falchani and Macusani, published PEAs, the Company also recognizes them to have potential for continued development.

American Lithium is listed on the TSX Venture Exchange (“TSXV”) and trades under the symbol “LI”, on the Frankfurt Stock Exchange (“FRA”) under the symbol “5LA1” and on the OTCQB under the symbol “LIACF”. The Company is a reporting issuer in British Columbia and Alberta and files its continuous disclosure documents with the Canadian Securities Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. Except as otherwise expressly indicated, American Lithium’s filings through SEDAR are not incorporated by reference in this AIF.

The Company’s corporate office is located at Suite 1507, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Intercorporate Relationships

American Lithium has nine subsidiaries: (i) one of which is incorporated under the laws of the Province of British Columbia, being American Lithium Holdings Ltd. (the “British Columbia Subsidiary”); (ii) six of which are incorporated under the laws of the State of Nevada (the “Nevada Subsidiaries”), being 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1074654 Nevada Ltd., 1134989 Nevada Ltd. and 4286128 Nevada Corp.; (iii) one of which is incorporated under the laws of the Province of Ontario (the “Ontario Subsidiary”), being Plateau Energy Metals Inc.; and (iv) one of which is incorporated under the laws of Peru (the “Peru Subsidiary”), being Macusani Yellowcake S.A.C. American Lithium is the registered and beneficial owner of all the outstanding share capital of the British Columbia Subsidiary, 4286128 Nevada Corp. and the Ontario Subsidiary. The British Columbia Subsidiary is the registered owner of all the outstanding share capital of the Nevada Subsidiaries, with the exception of 4286128 Nevada Corp. The Ontario Subsidiary is the registered owner of 99.5% of the outstanding share capital of the Peru Subsidiary, with the remaining 0.5% held by a Peruvian individual as recommended by the Ministry of Energy and Mines (“MEM”).

The following diagram shows the Company’s intercorporate relationships. Each of the below noted subsidiaries are wholly-owned, with the exception of the Peru Subsidiary.

I.	American Lithium Holdings Corp. (British Columbia)

(a)	1032701 Nevada Ltd. (Nevada)

(b)	1065604 Nevada Ltd. (Nevada)

(c)	1067323 Nevada Ltd. (Nevada)

(d)	1074654 Nevada Ltd. (Nevada)

(e)	1134989 Nevada Ltd. (Nevada)

II.	4286128 Nevada Corp. (Nevada)

III.	Plateau Energy Metals Inc. (Ontario)

(a)	Macusani Yellowcake S.A.C. (Peru)(1)

Note:

(1)	Plateau Energy Metals Inc. controls 100% of and owns 99.5% of the outstanding share capital of Macusani Yellow Cake S.A.C., with the remaining 0.5% held by a Peruvian individual as recommended by the MEM.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2018 – 2019 Developments

On March 8, 2018, the Company announced that it had entered into an agreement to acquire all of the outstanding share capital of 1134989 B.C. Ltd. (“1134989”) and the 167 mineral claims, comprising a total of 3,575 acres, located in the Fish Lake Valley, Esmeralda County, Nevada and known as the “Lode Project”. In consideration for all of the outstanding share capital of 1134989, the Company issued 6,000,000 to the former shareholders of 1134989.

On May 2, 2018, the Company implemented a forward share-split of its outstanding share capital on a two-for-one basis.

On September 24, 2018, the Company announced that it had entered into an agreement (the “TLC Agreement”) with Nevada Alaska Mining Co. (“Nevada Alaska”) to purchase 75 unpatented lode mining claims covering 1,550 acres located northeast of Tonopah, Nevada, known as the “TLC Project”. The TLC Project claims were originally subject to an overriding 2.5% gross overriding royalty, however, 1.5% of the royalty was re-purchased by the Company pursuant to the Buyback Agreement (as defined below), with the result that Nevada Alaska now holds a 1.0% royalty on the TLC Project claims. In consideration for the TLC Project, the Company will make payments of cash and Shares (defined below) as follows:

•	a cash payment of US$50,000 (paid) and US$50,000 within 90 days of signing (paid);
•	issuing 250,000 Shares (issued);
•	issuing a bonus payment of 250,000 Shares to the royalty holder on the calculation of a mineral resource on the TLC Project exceeding 500,000 tons of Lithium Carbonate Equivalent in all reserve categories (issued); and
•	issuing a bonus payment of 250,000 Shares to the royalty holder on the calculation of a cumulative 1,500,000 tons of Lithium Carbonate Equivalent at the TLC Project (issued).

The Company has completed all payments of cash and Shares required pursuant to the TLC Agreement.

On January 21, 2019, the Company announced that it had entered into an agreement with Nevada Alaska to purchase 52 unpatented lode mining claims in Eureka County, Nevada, known as the “Extinction Ridge Vanadium Project” (the “Extinction Ridge Agreement”). The Extinction Ridge Vanadium Project claims are subject to a 2% gross royalty with a 1% buyback for US$1,000,000. In consideration for the Extinction Ridge Vanadium Project, the Company made a payment of US$100,000 and issued 250,000 Shares.

2019 – 2020 Developments

On April 30, 2019, the Company terminated the option agreements for the Fish Lake Valley Property, Atlantis Property, and Fish South Property.

On August 29, 2019, the Company did not extend the mineral lease for its Colorado Property.

On October 11, 2019, the Company decided not to proceed with the acquisition of its Gap Lode Claim Block Property.

2020 – 2021 Developments

On May 4, 2020, the Company completed the TLC Technical Report (defined below) which is available under the Company’s profile on www.sedar.com.

On June 25, 2020, the Company announced that Simon Clarke was appointed to the Board of Directors.

On July 10, 2020, the Company announced it had reached an agreement with Nevada Alaska under which the Company would buyback (the “Buyback”) 1.5% of the existing gross overriding royalty pertaining to the Company’s wholly owned TLC Property (the “Buyback Agreement”). Prior to the exercise of the Buyback, Nevada Alaska held a 2.5% gross overriding royalty on commercial production from the TLC Property, and following completion of the Buyback, continues to hold a 1.0% royalty. In consideration for the Buyback, the Company paid US$150,000 and issued 843,750 Shares to Nevada Alaska.

Also on July 10, 2020, the Company announced it had reached an agreement to acquire all of the outstanding share capital of an arm’s length Nevada company, 4286128 Nevada Corp., which holds the rights to a series of lode mining claims totaling approximately 2,000 acres contiguous to and north and northwest of the TLC property (the “4286128 Agreement”). In accordance with the 4286128 Agreement, the Company issued 4,000,000 Shares to the existing shareholders of 4286128 Nevada Corp.

On July 27, 2020, the Company signed a letter of intent to acquire a 100% interest in certain privately held lands and the accompanying 1,176 acre-feet of water rights (the “Water Rights LOI”).

In August 2020, the Company announced the results from its draft Baseline Biological Survey which examined the TLC Property area in detail to document all species present. The report had positive results in that it showed that “no species or habitat protected under the Endangered Species Act are present within the project area.” These results facilitated the continuation of study and the completion and filing of the Plan of Operations as set out below.

On August 20, 2020, the Company announced that Andrew Squires had resigned from, and G.A. (Ben) Binninger was appointed to, the Board of Directors.

On September 17, 2020, pursuant to the Water Rights LOI, the Company entered into a real property purchase agreement (the “Water Right Purchase Agreement”). Pursuant to the terms of the Water Rights Purchase Agreement, the Company paid USD$300,000 to the vendor and an additional USD$1 million will be paid in equal annual installments over the next four years.

The Company submitted its Plan of Operations (“PO”) for the next phase of advancement at the TLC Project to the Bureau of Land Management (“BLM”) in January 2021 which also included the Baseline Biological Survey as well as a Baseline Cultural Survey.

During the financial year ended February 28, 2021 the Company also received an aggregate of $14,514,896 from the exercise of various outstanding Warrants and Options.

Selected Financings

The Company has completed the following financings over the last three completed financial years:

•	In February 2018, the Company completed a non-brokered private placement of 12,000,000 units at an issue price of $0.35 per unit for gross proceeds of $4,200,000. Each unit consisted of one Share and one Share purchase warrant, with each warrant exercisable to acquire one additional Share at a price of $0.75 per Share for a period of 24 months.

•	On September 20, 2018, the Company completed a non-brokered private placement of 11,256,500 units at an issue price of $0.40 per unit for gross proceeds of $4,502,600. Each unit consisted of one Share and one-half Share purchase warrant, with each warrant exercisable to acquire one additional Share at a price of $0.75 per Share for a period of 24 months. The Company paid finder’s fees of $140,182 in cash and issued 350,455 broker warrants exercisable on the same terms as the warrants.

•	On October 2, 2019, the Company completed a non-brokered private placement of 5,796,331 units at a price of $0.15 per unit for gross proceeds of $869,450. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company with an exercise price of $0.25 for a period of two years.

•	On January 22, 2020, the Company completed a private placement of 10,156,530 units at a price of $0.10 per unit for gross proceeds of $1,015,653. Each unit consisted of one Share and one Share purchase warrant. Each whole warrant is exercisable to acquire one additional Share at an exercise price of $0.125 per Share for a period of two years.

Subsequent Events to February 28, 2021

On March 4, 2021 the Company announced that it had been selected by the US Department of Energy Advanced Manufacturing Office, with co-recipient American Battery Technology Company and another industry partner, to receive grant funding totaling 50% of the capital cost for a US$4.5M lithium processing pilot plant.

On April 29, 2021 the Company completed a private placement of 7,518,750 units at a price of $2.00 per Unit for gross proceeds of $15,037,500. Each unit consisted of one Share and one-half of a Share purchase warrant. Each whole warrant is exercisable to acquire one additional Share at an exercise price of $3.00 per Warrant Share for a period of two years.

On May 3, 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued and outstanding shares of 1301420 Nevada Ltd., which holds the title to a series of mining claims totaling 2,260 acres located in Esmeralda County, Nevada, contiguous and to the west of the Company’s TLC Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 Shares to the existing shareholder of 1301420 BC. and this has been accounted for as an asset acquisition.

On May 11, 2021 the Company completed the acquisition of Plateau Energy Metals (“Plateau”) by way of a statutory plan of arrangement, resulting in Plateau becoming a wholly-owned subsidiary of the Company. Under the terms of the Arrangement, each holder of Plateau common shares received 0.29 of a Share and 0.145 of a common share purchase warrant of American Lithium (each whole warrant an “Exchange Warrant”) for each Plateau common share held immediately prior to Effective Time (the “Exchange Ratio”).  Each whole Exchange Warrant entitles the holder to acquire one Share at a price of $3.00 until May 11, 2024.

Each existing Plateau common share purchase warrant will, upon the exercise thereof on or after the Effective Time in accordance with its terms, entitle the holder to acquire 0.29 of a Share and 0.145 of an Exchange Warrant for each Plateau common share the warrant holder would have been entitled to acquire prior to the closing of the Arrangement. Existing Plateau stock options will be exchanged for an option to acquire from American Lithium the number of Shares equal to the product of: (A) the number of Plateau common shares subject to such Plateau stock option immediately prior to the effective date of the Arrangement, multiplied by (B) 0.29 of a Share for each Plateau common share. Each restricted share unit and deferred share unit of Plateau vested immediately prior to the Effective Time and was exchanged for one Plateau common share, and the holders thereof participated in the Arrangement as Plateau shareholders. Pursuant to the Arrangement, American Lithium acquired 127,213,511 Plateau common shares, representing 100% of the outstanding share capital of Plateau. The Company filed a Form 51-102F4 Business Acquisition Report in respect of the Arrangement.

On April 29, 2021, Simon Clarke was appointed Chief Executive Officer.

On May 11, 2021, in connection with the closing of the acquisition of Plateau, Andrew Bowering stepped down as Chief Financial Officer and was appointed Chairman of the Board, Laurence Stefan was appointed President and Chief Operating Officer and was appointed to the Board of Directors, Philip N. Gibbs was appointed Chief Financial Officer and Ted O’Connor was appointed to the Board of Directors.

The Company announced on June 17, 2021, that the BLM has accepted the PO as complete with approval anticipated within 3 months of filing the related Environmental Assessment. The PO as originally filed, increases the surface disturbance allowance to 168 acres in two phases, 84.5 acres in Phase 1, and 78.5 acres in Phase 2, and includes descriptions of environmental and reclamation planning for the next phase of operations, which includes up to 95 new drill sites aimed at further characterizing the TLC Project mineral resource, excavation of large test pits designed to provide bulk sampling for metallurgical testing, a 5-acre laydown area intended for the future pilot plant and biological and cultural surveys that may be used for further permitting.

The Company announced on August 19, 2021, that the BLM is currently reviewing an Administrative Draft Environmental Assessment (the “EA”) for the Company’s proposed PO. The PO has been updated as part of the EA process to reflect the latest changes introduced in the EA, and now proposes drilling up to 110 drill sites, as well as excavating five test pits to acquire sample for metallurgical testing. In addition, with the EA combining all previously planned phases of project exploration and pre-feasibility work into one phase of development, the PO has also been updated accordingly. While this will result in all required environmental bonding being paid upfront on approval, it is expected to stream-line process, maximize efficiencies and potentially fast-track resulting work programs. It is anticipated that final approval of the PO will occur on or about late fall of 2021, with the next phase of development at the TLC Property to commence shortly thereafter.

In the interim, the Company will continue to focus on finalizing its metallurgical test work. As previously reported, the Company has three viable processing options (being leaching with sulfuric acid, salt roasting followed by water leaching and leaching with hydrochloric acid) . On August 5, 2021, the Company announced 95.1% lithium extraction using hydrochloric acid leaching process, and on August 25, 2021, the Company announced the highest lithium extraction results achieved by the Company to date, at 97.4% extraction, utilizing the warm sulfuric acid leaching process. Continued metallurgical work will aim to take each of the three processing options through to the lithium carbonate and/or lithium hydroxide precipitation stage and will focus on optimizing these (and related flow-sheet designs) before selecting the optimal process, based on economic and environmental criteria, to enable the completion of an in-depth Preliminary Economic Assessment (“PEA”) on the TLC Property. In parallel, and as also previously reported, pre-concentration test work, designed to increase the lithium head grade prior to leaching, continues using different gravimetric routes and commercially available equipment. This work is also relevant to the PEA as it has the potential to materially impact the economics of the TLC Project.

In addition, over the next several weeks, the Company plans to utilize existing permitted disturbance areas to twin several previously explored mineralized drill holes. These holes will be drilled deeper than the original completion depths to test for further zones of lithium mineralization and the presence of other minerals, to determine the depth and nature of volcanic basement rocks and to provide additional sample material for on-going and future metallurgical testing. This drilling is also expected to enable the Company to determine the depth / location of the water table. While the TLC Property is above the water table and water has not previously been encountered in drilling programs that define the current mineral resource, the Company considers that accurately defining the water table is a key element for future permitting.

Once the Company’s PO is approved, the drilling / work programs that follow are anticipated to focus on further expanding, reclassifying and upgrading the existing mineral resource, including drilling on areas of the TLC Project not drilled to date. The Company also expects to develop several pits for additional metallurgical testing and to identify potential starter pit locations for future mine plans etc. All the work contemplated over the next several months is focused on enabling the Company to publish a PEA and to position the Company to move as efficiently as possible into the next phase of development at the TLC Project.

In Peru, the Company is planning exploration drill programs on new targets west of the Falchani lithium deposit as well as in-fill and resource expansion drilling at the Falchani Project itself, which will also be focused on reclassification of the existing resources with the goal of upgrading the inferred mineral resources. Resource expansion drilling is also planned at the Macusani Project to follow up encouraging prospecting and sampling results adjacent to several existing uranium deposits. Permitting work has been completed for both Falchani and Macusani projects to support the drill programs, including community acceptance approvals, archeological clearances and environmental sampling and monitoring. Metallurgical work aimed at optimizing processing routes has commenced on Falchani Project lithium mineralization, and will include assessment of potential by-products, potassium, cesium and other potential products. An updated PEA is planned for the Falchani Project to incorporate optimized process results and by-product potential and to position the Project to move into the next stage of advancement. Successful upgrading/pre-concentration of Macusani Project uranium mineralization was achieved in March 2021 and will be followed up by additional leach and precipitation studies aimed at improving potential economics through updating the Macusani Project PEA.

As announced by Plateau on May 6, 2021, Plateau and two of its officers received a Notice of Hearing and Statement of Allegations from the Ontario Securities Commission announcing the commencement of regulatory proceedings to consider whether Plateau met its obligations related to continuous disclosure, associated filings and related activities for the status of Plateau’s title to 32 mineral concessions in Peru which are the subject of a regulatory dispute. The Company, through its subsidiary Plateau, intends to continue to defend the allegations in the administrative proceedings.

In August 2021, the Company reorganized its wholly-owned British Columbia subsidiaries, pursuant to a horizontal short-form amalgamation, such that American Lithium Holdings Ltd. (formerly 1032701 B.C. Ltd.) 1065604 B.C. Ltd., 1067323 B.C. Ltd., 1074654 B.C. Ltd., 1134989 B.C. Ltd., 1301420 B.C. Ltd., and Esoteric Consulting Ltd. were combined into one entity, being American Lithium Holdings Ltd.

THE BUSINESS

Background

The Company is an advanced exploration stage company engaged in the acquisition, exploration and development of resource properties. The Company has been actively involved in lithium exploration since April 2016 and has been focused on the acquisition, exploration and development of U.S. based properties prospective for lithium deposits, and in particular, its TLC Property in Nevada with drilling in 2019 and 2020 leading to the publication of a maiden NI 43-101 resource in April 2020. With the acquisition of Plateau in May 2021, the Company also added additional lithium and uranium properties in Peru. Currently, American Lithium focuses its operations on the TLC Property, the Falchani Project, and the Macusani Project, as the Company recognizes them to have potential for continued development.

The Company owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. Consequently, operations of the Company are primarily funded by equity financings.

Specialized Skills and Knowledge

Successful exploration, development and operation of the Company’s lithium and uranium projects will require access to personnel in a wide variety of disciplines, including geologists, geophysicists, engineers, drillers, managers, project managers, accounting, financial and administrative staff, and others. Since the project locations are also in jurisdictions familiar with and friendly to resource extraction, management believes that the Company’s access to the skills and experience needed for success is sufficient.

Competitive Conditions

The Company’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment. See “Risk Factors” below.

Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. See “Risk Factors” below.

Economic Dependence

The Company acquired the TLC Project from Nevada Alaska in September 2018. Under the TLC Agreement, the Company was required to make certain bonus payments on the satisfaction of certain conditions. The Company has completed all payments of cash and Shares required pursuant to the TLC Agreement.

Environmental Protection

The Company’s exploration and development activities, as applicable, are subject to various levels of federal, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, a breach of which may result in the imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Laws and regulations relating to the protection of the environment are evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. See “Risk Factors” below.

Employees

As of February 28, 2021, the Company had no employees. All services are provided to the Company by individuals acting as consultants.

Foreign Operations

Mineral exploration and mining activities in the United States as well as South America may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety. In addition, significant work programs going forward are dependent on COVID-19, the pending framework for uranium transport and export in coordination with the International Atomic Energy Agency and the Peruvian Institute of Nuclear Energy (the “New Uranium Regulations”) in country. See “Risk Factors” below.

Reorganizations

Except as set forth above in “General Development of the Business – Three Year History”, there have been no corporate reorganizations within the three most recently completed financial years of the Company and there is no corporate reorganization completed during or proposed for the current financial year.

Social and Environmental Policies

There are no social or environmental policies that are fundamental to the Company’s operations.

RISK FACTORS

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties. Due to the nature of the Company’s business and the present stage of exploration of its resource properties (which are primarily early-stage exploration properties with no known resources or reserves that have not been explored by modern methods), the following risk factors will apply:

Mining Industry is Intensely Competitive: The Company’s business will be the acquisition, exploration and development of resource properties. The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Title to Property: The acquisition of title to resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company's interest in the property, including the Peru concessions. As noted under the Cautionary Note Regarding Concessions in this MD&A, thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to the Processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payment.  Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.

Foreign operations: The Company is exposed to risks of political instability and changes in government policies, laws and regulations in Peru. The Company holds mineral interests in the Republic of Peru that may be adversely affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Peru. Any changes in regulations (including, without limitation, the New Uranium Regulations) or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. New laws, regulations and requirements may be retroactive in their effect and implementation. The Company’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company's operations may also be adversely affected in varying degrees by government regulations, including those with respect to restrictions on foreign ownership, state-ownership of strategic resources, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. There is no assurance that permits can be obtained, or that delays will not occur in obtaining all necessary permits or renewals of such permits for existing properties or additional permits required in connection with future exploration and development programs. In the event of a dispute arising at the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Government authorities in emerging market countries often have a high degree of discretion and at times may appear to act selectively or arbitrarily, and sometimes in a manner that may not be in full accordance with the rule of law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licenses, sudden and unexpected tax audits, and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Risk of Global Outbreaks of Contagious Diseases: Risk of global outbreaks of contagious diseases, including the outbreak of a novel coronavirus have the potential to significantly and adversely impact the Company’s operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. The Company is continuously evaluating the uncertainty and impact of the outbreak on the Company and its ability to operate due to employee absences, the length of travel and quarantine restrictions imposed by governments of affected countries, disruption in our supply chains, information technology constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated.

There can be no certainty that COVID-19, or other infectious illness, and the restrictive measures implemented to slow the spread of the virus will not materially impact the Company’s operations or personnel in the coming weeks and months. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Property Commitments: The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Environmental Matters: Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its proposed business, there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its Shares or, possibly, the sale or optioning of a portion of its interest in its resource properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Going Concern: The Company’s audited annual financial statements have been prepared on the basis that it will continue as a going concern. For year ended February 28, 2021, the Company incurred a comprehensive loss of $12,961,475 (February 28, 2020 – $12,469,132). As at February 28, 2021, the Company had an accumulated deficit of $57,779,620 (February 28, 2020 – $44,818,145), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. These factors give rise to a material uncertainty which casts significant doubt about the Company’s ability to continue as a going concern.

Government Regulation: The Company’s business interests and operations are subject to the laws and regulations of the jurisdictions in which the Company operates. These laws and regulations are wide-ranging and oversee social license, exploration, development, taxes, employee labour standards, health and safety, environmental protection, human rights, anticorruption measures and matters related to later stage operating companies including but not limited to production, exports, waste disposal and tailings management, safe handling of toxic substances, water usage and greenhouse gases. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating a mine or other facilities. Introduction of new laws, amendments to current laws and regulations governing mining activities and operations or more stringent implementation or arbitrary interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of the Company’s projects. Regulatory enforcement, in the form of compliance or infraction notices, has occurred in the past and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Financing Risks: The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Title: Although the Company has taken steps to verify the title to the resource properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to resource properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Insufficient Financial Resources: The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs. The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties. In particular, failure by the Company to raise the funding necessary to maintain in good standing its various option agreements could result in the loss of its rights to such properties.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including: (i) the ability to design and carry out appropriate exploration programs on its resource properties; (ii) the ability to produce minerals from any resource deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Potential Conflicts of Interest: Certain of the Company’s directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest, to the extent that such other companies may participate in ventures in which the Company is also participating. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions. Certain of the Company’s properties are located on land administered by the United States BLM, and access is permitted subject to the completion of certain filings, tax payments and other obligations as are customary for mineral exploration companies operating in the State of Nevada.

Exploration and Development Activities are Inherently Risky: The business of exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Cost Estimates: The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including royalties, the price of lithium and by-product metals and the cost of inputs used in exploration activities. The Company’s actual costs may vary from estimates for a variety of reasons, including labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Future Share Issuances May Affect the Market Price of the Shares: In order to finance future operations, the Company may raise funds through the issuance of additional Shares or the issuance of debt instruments or other securities convertible into Shares. The Company cannot predict the size of future issuances of Shares or the issuance of debt instruments or other securities convertible into Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Shares.

Economic and Financial Market Instability: Global financial markets have been volatile and unstable at times since the global financial crisis, which began in 2007. Bank failures, the risk of sovereign defaults, other economic conditions and intervention measures have caused significant uncertainties in the markets. The resulting disruptions in credit and capital markets have negatively impacted the availability and terms of credit and capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates. In the short term, these factors, combined with the Company’s financial position, may impact the Company’s ability to obtain equity or debt financing in the future and, if obtained, the terms that are available to the Company. In the longer term, these factors, combined with the Company’s financial position could have important consequences, including the following: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and the industry; and (iv) placing the Company at a disadvantage when compared to competitors that have less debt relative to their market capitalization.

No Revenue and Negative Cash Flow: The Company has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Company’s operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Company’s ability to satisfy its obligations promptly as they become due. If the Company does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

Rights or claims of indigenous groups: The Company’s properties may be located in areas presently or previously inhabited or used by indigenous peoples and may be affected by evolving regulations regarding the rights of indigenous peoples. The Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. The Company's current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities and may require the modification of, or preclude operation or development of projects, or may require the entering into of agreements with indigenous people.

Legal and Litigation: In the ordinary course of the Company’s business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or labour disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. The Company may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company’s financial condition. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company’s operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company’s cash flows, results of operations and financial condition. Effective May 6, 2021, Plateau announced that it and two of its former officers received a Notice of Hearing together with a Statement of Allegations from staff of the Ontario Securities Commission announcing the commencement of regulatory proceedings to consider whether Plateau and the two officers engaged in conduct that warrants an order against them. Plateau is of the view that it has complied with its disclosure obligations, and these proceedings remain ongoing.

Decommissioning and Reclamation: Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances.

Climate change risks. The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at its operations in the future.

Dividends: The Company has never paid cash dividends on its Shares and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of our business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors (the “Board” or “Board of Directors”) and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Company’s Shares for the foreseeable future.

Consumables Availability and Costs: The Company’s planned exploration, development and operating activities, including the profitability thereof, will continue to be affected by the availability and costs of consumables used in connection with the Company’s activities. Of significance, this may include concrete, steel, copper, piping, diesel fuel and electricity. Other inputs such as labor, consultant fees and equipment components are also subject to availability and cost volatility. If inputs are unavailable at reasonable costs, this may delay or indefinitely postpone planned activities. Furthermore, many of the consumables and specialized equipment used in exploration, development and operating activities are subject to significant volatility. There is no assurance that consumables will be available at all or at reasonable costs.

Estimates of mineral resources may prove to be inaccurate: Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio or recovery rates may adversely affect the economic viability of the Projects and the Company's financial condition and prospects.

No known mineral reserves: Despite exploration work on the Company’s mineral property interests, to date no mineral reserves have been established thereon. In addition, the Company is still engaged in exploration on all of its material properties in order to determine if any economic deposits exist thereon. The Company may expend substantial funds in exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Infrastructure: Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Taxation: The Company is affected by the tax regimes of various local, regional and national authorities. Revenues, expenditures, income, investments, land use, intercompany transactions and all other business conditions can be taxed. Tax regulations, interpretations and enforcement policies may differ from the Company’s applied methods and may change over time due to circumstances beyond the Company’s control. The effect of such events could have material adverse effects on the Company’s anticipated tax consequences. There is no assurance regarding the nature or rate of taxation, assessments and penalties that may be imposed.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

If any of the Company's properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

Corruption and bribery laws. The Company’s operations are governed by, and involve interactions with, many levels of government in other countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

Foreign currency risk: The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. Exploration expenditures are transacted in United States Dollars, Peruvian New Soles and Australian Dollars, and the Company is exposed to risk of exchange rate fluctuation between the Canadian dollar and these currencies. The Company does not hedge the foreign currency balances.

If any of the Company's properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

MINERAL PROPERTIES

TLC Project

Please refer to the technical report titled “Technical Report TLC Property, Nye County, Nevada, USA” (the “TLC Technical Report”) dated May 4, 2020 and prepared for the Company, as filed on the Company’s SEDAR profile, for detailed disclosure relating to:

•	Property Location, Access and Description;
•	History;
•	Geological Setting, Mineralization and Deposit Type;
•	Exploration;
•	Drilling;
•	Sampling, Analysis and Security;
•	Data Verification;
•	Mineral Processing and Metallurgical Testing;
•	Mineral Resource and Mineral Reserve Estimates;
•	Mining Methods;
•	Recovery Methods;
•	Project Infrastructure;
•	Capital and Operating Costs; and
•	Exploration, Development and Production.

The following is an extracted summary of the TLC Technical Report prepared by Derek Loveday, P.Geo and William A. Turner, P.Geol. of Stantec Consulting Ltd. each a Qualified Person (“QP”) as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, together with certain updates since the date of the TLC Technical Report, all of which such disclosure has been reviewed and approved by Ted O’Connor, a QP. The TLC Technical Report is incorporated by reference herein and for full technical details, the complete text of the TLC Technical Report should be consulted.

The following summary does not purport to be a complete summary of the TLC Project and is subject to all the assumptions, qualifications and procedures set out in the TLC Technical Report and is qualified in its entirety with reference to the full text of the TLC Technical Report. Readers should read this summary in conjunction with the TLC Technical Report.

See also “General Development of the Business – Subsequent Events to February 28, 2021” for additional updates and activities on the TLC Property.

Introduction

On January 24, 2020, American Lithium Corporation (American Lithium) contracted Stantec Consulting Ltd. (Stantec) to prepare a Technical Report in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The purpose of this Technical Report is to complete resource estimates for the TLC (Tonopah Lithium Claims) Property (the Property).

Independent Stantec Qualified Person(s) inspected the Property on February 3, 2020. The Qualified Persons collected four outcrop samples for assay and eight core samples, which included six samples for assay and two samples for specific gravity measurements. The samples were transported by the Qualified Persons to the Bureau Veritas Mineral Laboratories (Bureau Veritas) in Reno, Nevada, on February 4, 2020.

Reliance on other Experts

The Qualified Persons did not rely on a report, opinion or statement of another expert who is not a qualified person, or on information provided by the issuer, concerning legal, political, environmental, or tax matters.

Property Description and Location

The Property is located approximately 10 km northwest of the town of Tonopah, east of Big Smoky Valley and west of the San Antonio Mountain range, Nye County, Nevada as shown on Figure 1-1. The general geographic coordinates of the Property are N-38°08’52” and W-117°17’04” (4,222,560N, 475,650E, UTM Zone 11, NAD 27).

Property Concessions

The Property is registered with the Department of the Interior Bureau of Land Management (BLM) and Nye County under three claimant names: Nevada Alaska Mining Company, Inc., 1074654 Nevada Corp., and Dave C. Mough. 1074654 Nevada Ltd. is a wholly-owned subsidiary of American Lithium. Through a Mineral Property Acquisition Agreement, dated and signed on December 24, 2018, David Mough sold 100% interest of the 42 claims that are held under his name to 1074654 Nevada Corp. for the sum of US$1. The Property consists of 195 contiguous unpatented mining claims that span from TLC 10 to 1005 and cover 4,114 acres (1,665 hectares). Figure 1-2 shows the land tenure map.

TLC Property
NEVADA
UTAH
CALIFORNIA
GREAT BASIN
MOJAVE DESERT
SAN JOAQUIN VALLEY
Humboldt
Washoe
Pershing
Lander
Eureka
Churchill
White Pine
Elko
Storey
Carson City
Lyon
Douglas
Mineral
Nye
Esmeralda
Lincoln
Clark
Reno
Tonopah
Las Vegas
Henderson
St George
Modesto
Fresno
Visalia
Bakersfield
San Luis Obispo
Santa Maria
Nellis Air Force Base
Nevada National Security Site
Death Valley National Park
Fort Irwin
GREAT SALT LAKE DESERT
Kilometers
0
50
100

Legend

TLC Property Location

Town / City

State Boundary

County (Nevada)

Stantec

AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

General Location Map

Figure 1-1

316,000 319,000 322,000 325,000 328,000 331,000
1,249,000 1,246,000 1,243,000 1,240,000 1,237,000 1,234,000 1,231,000
R 41E
R 42E
TLC 310 TLC 367 TLC 415 TLC 472 TLC 1005
TLC 311 TLC 368 TLC 416 TLC 471 TLC 1003
TLC 312 TLC 369 TLC 417 TLC 470 TLC 1001
TLC 48 TLC 10 TLC 313 TLC 370 TLC 418 TLC 469 TLC 518
TLC 49 TLC 11 TLC 314 TLC 371 TLC 419 TLC 470 TLC 519
TLC 50 TLC 12 TLC 315 TLC 372 TLC 420 TLC 471 TLC 520
TLC 51 TLC 13 TLC 316 TLC 373 TLC 421 TLC 472 TLC 521
TLC 52 TLC 14 TLC 317 TLC 374 TLC 422 TLC 473 TLC 522
TLC 53 TLC 15 TLC 318 TLC 375 TLC 423 TLC 474 TLC 523
TLC 92 TLC 54 TLC 16 TLC 319 TLC 376 TLC 424 TLC 475 TLC 524
TLC 55 TLC 17 TLC 320 TLC 377 TLC 425 TLC 476 TLC 525
TLC 56 TLC 18 TLC 321 TLC 378 TLC 426 TLC 477 TLC 526 TLC 575
TLC 57 TLC 19 TLC 322 TLC 379 TLC 427 TLC 478 TLC 527 TLC 576
TLC 58 TLC 20 TLC 323 TLC 380 TLC 428 TLC 479 TLC 528 TLC 577
T 4N
TLC 97 TLC 59 TLC 21 TLC 324 TLC 381 TLC 429 TLC 480 TLC 529 TLC 578
T 3N
TLC 60 TLC 22 TLC 325 TLC 382 TLC 430 TLC 481 TLC 530 TLC 579
TLC 61 TLC 23 TLC 326 TLC 383 TLC 431 TLC 482 TLC 531 TLC 580
TLC 62 TLC 24 TLC 327 TLC 384 TLC 432 TLC 483 TLC 532 TLC 581
5246 ft
TLC 63 TLC 25 TLC 328 TLC 385 TLC 433 TLC 484 TLC 533 TLC 582
TLC 64 TLC 26 TLC 329 TLC 386 TLC 434 TLC 485 TLC 534 TLC 583
Radar Rd
TLC 65 TLC 27 TLC 330 TLC 387 TLC 435 TLC 486 TLC 535 TLC 584
TLC 66 TLC 28 TLC 331 TLC 388 TLC 436 TLC 487 TLC 536 TLC 585
TLC 67 TLC 29 TLC 332 TLC 389 TLC 437 TLC 488 TLC 537 TLC 586
TLC 68 TLC 30 TLC 333 TLC 390 TLC 438 TLC 489 TLC 538 TLC 587
TLC 69 TLC 31 TLC 334 TLC 391 TLC 439 TLC 490 TLC 539 TLC 588
TLC 32 TLC 335 TLC 392 TLC 440 TLC 491 TLC 540 TLC 589
TLC 33 TLC 336 TLC 393 TLC 441 TLC 492 TLC 541 TLC 590
0 510 1,020 Meters
0 1,500 3,000 Feet
Legend
TLC Property Outline
Mineral Claim
Stantec
AMERICAN LITHIUM
TECHNICAL REPORT TLC PROPERTY
Land Tenure Map

Option Agreements, Royalties and Encumbrances

American Lithium signed an agreement titled “Purchase/Royalty Agreement” with an Effective Date of August 13, 2018, with Nevada Alaska Mining Company, Inc. (Nevada Alaska), whereby American Lithium may earn an undivided 100% interest in the Property, subject to a Royalty. In this agreement “the Company” refers to American Lithium, while the “Royalty Holder” refers to Nevada Alaska. The agreement mandates a one-mile Area of Interest (AOI) around the Nevada Alaska 75 lode mining claims, which encompass 1,550 acres. Any claims acquired by either party within the one-mile AOI become part of this agreement. The August 13, 2018, Purchase/Royalty Agreement was revised on the April 23, 2020, in an agreement titled “Amended and Restated Purchase/Royalty Agreement”.

Terms of the Purchase/Royalty/Bonus Agreement are listed below:

•	Payment of US$50,000 on signing of the agreement and US$50,000 within 90 days of the closing date of the agreement, and issuance of 250,000 common shares of American Lithium.

•	The Purchaser shall pay the Vendor in consideration of the transfer of the claims/title to the Property and other rights granted under this Agreement, $100,000, payable as follows, the receipt of which is hereby acknowledged by the Vendor: i) $50,000 on or before the Closing Date; and ii) $50,000 within 90 calendar days of the Closing Date.

•	As further consideration, the Purchase Price shall include the issuance of 250,000 Shares on or before the Closing Date, the receipt of which is hereby acknowledged by the Vendor, subject to such conditions as may be imposed by the rules and regulations of the Exchange, British Columbia Securities Commission and/or the United States Securities and Exchange Commission.

•	The Purchaser shall pay 2019 claim rent by August 15, 2018, the payment of which is hereby acknowledged by the Vendor.

•	If the Company commences production of Products that are mined from the Property, the Company grants and shall pay the Royalty Holder a Royalty equal to two-and-one-half percent (2.5%) of the gross proceeds from sales (the “Gross Proceeds”) of all Products, computed as herein provided and less Allowable Deductions. No Royalty shall be due upon bulk samples extracted by the Company for metallurgical testing purposes during the Company’s exploration or development work on the Property. The Royalty Holder acknowledges and agrees that any decision to commence, pursue, suspend, or cease mining of the Property is solely a matter for the Company.

•	At any time prior to August 13, 2021, the Company (or its assignee) may exercise the Royalty Buyback Option by completing a one-time cash payment of $1,000,000 to the Royalty Holder, following which the Royalty will be reduced to one percent (1.0%) of the Gross Proceeds from sales of all Products, computed as herein provided and less Allowable Deductions. "Royalty Buyback Option” means the option of the Purchaser to buyback 1.5% of the Royalty, exercisable at any time prior to August 13, 2021, in consideration for a one-time cash payment of $1,000,000. Subsequent to the date of the TLC Technical Report, pursuant to the Buyback Agreement, the Company and the Royalty Holder agreed to amend the terms of the Royalty Buyback Option, such that in lieu of the cash payment of $1,000,000, the Company exercised the Royalty Buyback Option (thereby reducing the Royalty to one percent (1.0%)) by paying US$150,000 and issued 843,750 Shares to the Royalty Holder.

•	When the Company calculates a mineral resource of the Property including any AOI claims, in the event the total of measured, indicated and inferred reserves exceeds 500,000 tons of Lithium Carbonate Equivalent (LCE), the Company will issue 250,000 Shares to the Royalty Holder; and will issue an additional 250,000 Shares when a cumulative 1,500,000 tons of LCE is calculated for the Property.

•	If the maiden resource for lithium on the TLC is over 1,500,000 tons of LCE, then the full 500,000 shares will be issued to Royalty Holder.

As of the date of the report the two payments of US$50,000 had been made and the issuance of 250,000 shares of American Lithium stock to Nevada Alaska had been completed. Subsequent to the date of the TLC Technical Report, Company completed all payments of cash and Shares required pursuant to the TLC Agreement.

Accessibility, Climate, Local Resources, Infrastructure

The Property is approximately 10 km to the north-northwest of Tonopah, Nevada, and 130 km to the northeast of Bishop, California. The Property is readily accessible from several different directions, but the most common access is from the paved Gabbs Pole Line Road via several dirt tracks that travel up into the project area commencing from a point approximately 7 km to the north from the junction of Highway US 95, and Gabbs Pole Line Road, which continues on to the Crescent Dunes solar project. The junction of these roads is about 7 km north of downtown Tonopah.

Tonopah offers a range of services, such as accommodation; elementary, middle, and high schools; restaurants; fuel; tourism; and general shopping. Mount Grant General Hospital, located in Hawthorn, NV, is the closest hospital, and is located approximately 170 km from Tonopah. Tonopah is equidistant between two international airports: McCarran International Airport, located in Las Vegas, Nevada, and Reno International Airport, located in Reno, Nevada. Both centers have major car and truck rental options available, as well as any necessary amenities.

Power is available along the west side of US 95, which runs northwest to southeast, approximately 8 km to the southwest of the Property, or from a powerline that runs past the Crescent Dunes solar plant approximately 12 km to the northwest of the project area along the Gabbs Pole Line Road.

July is the warmest month in the Tonopah region, with an average temperature of 21.6°C, while the coldest month of the year is January, with an average temperature of -1.3°C. August has the highest average precipitation, with 18 mm, and December has the lowest at 7 mm.

History

Prior to 2017, the only claims that were held on the current extents of the Property occurred briefly in the 1960s and 1970s, and again in 2006, with the 2006 claims lapsing in 2008. There are no records of work being completed on the claims during these periods.

Geological Setting and Mineralization

The TLC Property is directly to the west of the San Antonio Mountain range and has undergone several episodes of plutonic and volcanic activity. Plutonism in this area date to the Late Cretaceous, with intrusion of the Fraziers Well pluton and associated porphyry dykes (Bonham and Garside, 1979). Basin and Range faulting in the Tonopah area is estimated to have commenced approximately 16 to 17 m.y. ago, as indicated by the age of basinal deposits of the Siebert Formation, and the extrusion of olivine trachyandesite (Bonham and Garside, 1979). The Siebert Formation is composed of fluvatile and lacustrine epiclastic conglomerates, sandstone, siltstone, and lesser quantities of subaerially and subaqueously deposited tuffs (Bonham and Garside, 1979). North-trending faults in the area are estimated to be coeval with Basin and Range faulting (Bonham and Garside, 1979). There is evidence, in the area, of additional plutonism as the Siebert Formation is cut by intermediate to felsic plutons.

Surface mapping shows the Property to be generally flat alluvial outwash plane, which is Quaternary age. The outwash plane is interspersed with shallow washes that draining towards the west. The shallow washes partially expose underlying fines-dominant sediments and lithic tuffs of the Miocene-age Siebert Formation. Exploration drilling on the Property shows the outwash plane surface alluvium to have an average thickness of 13 ft (4 m). Bordering the Property to the northeast is a rhyolite intrusion that is exposed on the high ground.

The dominant lithology below the alluvial cap, as observed from drill hole records, are finely laminated claystone beds with lenses of sandstone and conglomerate, and occasional thin volcanic tuff and ash layers. Collectively, this mixed unit of lacustrine sedimentary beds with minor volcanics is referred to as claystone. Underlying the claystone are tuffaceous sandstones and conglomerates collectively referred to as the basal tuff unit. Exploration drilling has terminated in this basal tuff. Four significant faults are interpreted from exploration data on the Property. The faults are interpreted to be high angle with normal displacement and are oriented approximately north-south roughly parallel to regional Basin and Range structures that are typical for the region. Elevated lithium concentrations occur in the surface alluvial, underlying claystone, and basal tuff unit. The highest and most consistent lithium grades occur in the lower claystone beds that are located east of the F1 Fault.

Exploration

In the fall of 2018, American Lithium completed a confirmation surface sampling program on the Property in which 24 rock samples were collected. Samples that were collected from either outcrop or angular float during the field program. The analytical results from this outcrop sampling program ranged from 129.5 to 1,380 ppm Li, and the average grade of the samples taken was 656.5 ppm Li. Grab samples ranged from 129.5 to 1,380 ppm Li, with a mean grade of 608.5 ppm, while the chip samples graded from 131 to 1,340 ppm Li, with a mean grade of 704.5.

Drilling

In 2019 and 2020, a combination of reverse circulation (RC) and core holes were drilled on the TLC Property. The 2019 drilling campaign completed 18 RC holes and five core holes between February 12, 2019, and March 4, 2019. The 2020 winter program, which was completed between February 4 and February 21, 2020, completed six RC holes.

Sample Preparation, Analyses and Analyses

Boxed core was transported from the rig by the drill crew at the end of each shift and stored in American Lithium’s logging facility. American Lithium personnel inventoried the core at the facility, preparing a log of boxes/footages/crews. All logging and reference were by footage, to conform with drill contractors’ practice then converted to metres as needed for modelling and sections. Sawn core was logged and retained in core boxes in the logging facility. One half of the core, in an assigned sample interval, was placed in a numbered sturdy bag with a tag enclosed. Numbers were assigned by drill hole number with trailing serial numbers (e.g. “TLC2005-017”). Sample inserts for QA/QC were assigned at this time, and certified reference material (CRM) pulps, coarse blank material, and repeat analysis orders were placed in the sample lots, which were sealed in shipping bags for lab pick-up or delivery by American Lithium personnel.

All bagged RC chip samples were transported at the end of each daily shift by American Lithium geologists to the core logging facility in Tonopah, Nevada. Once received, sample count and sequence were verified, and logged in binders, and matched against paper sample and drill condition logs generated by the drill sampler. Certified reference material, blank material or sample repeat orders were inserted about every tenth sample. Blanks and standards were stored separately at the American Lithium project office in Tonopah, Nevada. Samples were picked up by American Assay laboratory personnel, who provide signed chain-of-custody documents for each sample submittal.

Quality Control

Upon receipt of the analytical data for the laboratories, results from the QA/QC inserts were compared against acceptable ranges for lithium concentration. A statistical 95% confidence level was used for the two standards, while blanks were accepted below an arbitrary 50 ppm Li content. Repeat samples were considered acceptable within 10% of the original value. Duplicate samples from a separate lab were also accepted within 10% of primary lab assay; these duplicates were also submitted with the same QA/QC inserts essentially at the same rate as the primary samples. Several methods were used to assess the quality and consistency of analyses completed by all laboratories that completed work on the project. A total insertion rate of QC samples was 12.8% which was divided as follows: 60% CRM; 20% blank; and 20% repeats. Rig duplicates were collected every 50 ft (15 m), nominally 10%, and used for second laboratory comparison by similar analytical methods.

Data Verification

The goals of the site investigation by the Qualified Person(s) were three-fold: 1) to validate that the proposed mineralized system conformed to geologic constraints of a clay bound lithium deposit type; 2) to validate sample locations and collect samples so that an independent assessment could be completed to assess the presence of lithium across the Property; and 3) to verify the locations of holes drilled during the 2019 campaign. The Property investigation was completed on February 3, 2020. Qualified Person(s) were accompanied by three American Lithium representatives. Twelve samples were analyzed by 4 acid digestion through ICP-ES/ICP-MS analyses, and two core samples were analyzed for specific gravity.

Limitation to Data Validation by Qualified Person

Limitations to the validation that the Qualified Person was able to complete are listed below:

•	The Qualified person did not independently validate the sample collection methodology during the field operations in 2019 or 2020.

•	Laboratory inspections of American Assay Laboratory and ALS Global were not completed by the Qualified Person.

Opinion of the Independent Qualified Person

It is the opinion of the Qualified Person(s) that the field procedures and sampling protocols that were implemented by Prime are reasonable. Also, the quality of the laboratory testing completed during the various stages of the exploration programs completed on the TLC Property are reasonable. The independent Qualified Person(s) is confident that the samples and associated laboratory datasets that are used in this Technical Report are accurate.

Mineral Processing and Metallurgical Testing

Indicative metallurgical testing was performed on a representative array of core samples selected from the Property drill holes, which included TLC-1901, -1917, -1918, -1919, and -1921. These metallurgical tests were completed by McClelland Laboratories Inc. in Sparks, Nevada. Samples were first assayed for lithium by four acid digestion with an inductively coupled plasma finish. Average Li grades of the samples ranged from 1,060 to 1,270 ppm Li. Of the samples analyzed, deleterious elements were not present in appreciable concentrations.

Indicative agitated leach tests, which area a style of direct acid leach, show that over 90% of the lithium can be extracted in less than 60 minutes using acid leaching only. Table 1.1 shows the results from an agitated leach test with measurements taken at 10, 20, and 30 minutes. All measurements reported lithium extractions of greater than 90%.

Table 1.1 Agitated Leach Test Results

Leach Time [minutes]	Lithium Extraction [%]
10	92
20	92
30	94

The results in Table 1.1 show that no roasting/calcining of the ore is required to efficiently extract the lithium and process it into a battery quality product either as a lithium hydroxide or lithium carbonate product.

Assessment of Reasonable Prospects for Eventual Economic Extraction

A base case lithium resource cutoff grade has been determined based on the economics of a medium size (100 Mtpa) run-of-mine (ROM) surface mining operation that does not require blasting. Processing of the ore would be onsite extracting lithium from claystone using an acid digestion method.

The following costs, processing costs, and recovery, in metric units and US$, has was to derive a base case cutoff grade for an eventual lithium carbonate (Li2CO3) product:

•	Mining costs US$2/tonne;
•	Processing costs US$14/tonne; and
•	Processing recovery 80%.

No royalties have been factored in these estimates of costs and taxes are expected to be absorbed in the processing costs at approximately US$1/tonne. Revenue from a lithium carbonate product is estimated to be US$10,000/tonne for the cutoff grade calculation. Using the above inputs and Li: Li2CO3 ratio of 5.32, a base case cutoff grade for lithium is estimated to be 400 ppm, rounded up from 376 ppm.

The most variable costs impacting the cutoff grade is processing costs, which given the available information, is based on published estimates for similar deposit types (Lane, Harvey, Fayram, Samari & Brown, 2018). Higher processing costs may be realized following metallurgical testing of the mineralized claystone that may increase the cutoff grade to as high as 1,000 ppm lithium. Similarly, lower prices for lithium carbonate would also increase the cutoff grade, though this is viewed as lower risk in current market conditions.

An alternative product to lithium carbonate that could be produced from the resource is lithium hydroxide (LiOH) that sells at a slightly higher premium than lithium carbonate; however, this benefit is offset by a lower Li:LiOH ratio at 3.45 when comparted with Li: Li2CO3 ratio of 5.32. As such, a cutoff grade of 400 ppm is considered reasonable as a base case resource estimate for either a lithium carbonate or lithium hydroxide product.

An economic pit shell at a constant 45 degrees slope was developed using 400 ppm lithium as a cutoff grade to separate resource blocks from waste blocks in the model. A US$10,000/tonne revenue for an equivalent lithium carbonate product and a mining cost of US$2/tonne was used in the derivation of the pit shell. The resultant ultimate pit extended to a maximum vertical depth of 500 ft (152 m).

Mineral Resource Estimation

In accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, Qualified Persons employed at Stantec validated the drill hole and sample data set and created a geologic model for the purposes of generating lithium resource estimates from a lithium clay deposit within the TLC Property.

The TLC Property geologic model from which lithium resources are reported is a 3D bock model. The model was developed using the Nevada State Plane Central Zone NAD27 coordinate system and U.S. customary units. The geologic model was separated into four stratigraphic zones, which from top to bottom included the following surfaces: Weather alluvium, Upper claystone, Lower claystone. And Tuffaceous claystone and sandstone (basal tuff).

Lithium resources are contained within the lower claystone beds deposited on top of a basal tuff. This mineralized zone is further constrained by a large displacement normal fault (F1) in the west and a rhyolite intrusion in the northeast of the Property as shown on Figure 1-3 Resource Classification Map. Mineral resources are classified by distance from nearest valid drill hole sample up to maximum distance of 5,000 ft (1,524 m) for Inferred, 2,500 ft (762 m) for Indicated and 1,250 ft (381 m) for Measured.

The lithium mineral resource estimates are presented in Table 1.2 in U.S. customary units and Table 1.3 in metric units. The resource estimates are contained within an economic pit shell at constant 45° pit slope to a maximum vertical depth of 500 ft (152 m) below surface. Lithium resources are presented for a range of cutoff grades to a maximum of 1,000 ppm lithium. All lithium resources on the TLC Property are surface mineable at a stripping ratio of 1.0 tons:yd3 (0.7 m3/tonne) at the base case cutoff grade of 400 ppm lithium. The effective date of the lithium resource estimate is April 15, 2020.

N
S
W
E
Nevada
RENO
TLC Project
LAS VEGAS
A
A'
B
B'
TLC Property Boundary (3043 Ha; 7520 Acres)
Legend
2020 Sonic Drill Holes
2020 RC Drill Holes
2019 Core Drill Holes
2019 RC Drill Holes
Cross Sections
TLC Property Outline
Resource - Measured
Resource - Indicated
Resource - Inferred
World Imagery - Source: Esri, DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus
Coordinate System: NAD 1927 UTM Zone 11N
AMERICAN LITHIUM
TLC Project
All Drill Holes
0
0.5
1
2
Kilometers
2021-05-28

TLC Claim map with Drill Collar Locations and Resource Outline

Table 1.2
Lithium Resource Estimates – U.S. Customary Units

Cutoff Li (ppm)	Volume (Myd3)	Tons (Mst)	Li (ppm)	Million short tons (Mst)
				Li	Li2CO3	LiOH
Measured
400	523	749	932	0.70	3.72	2.42
600	420	602	1,038	0.62	3.30	2.14
800	315	451	1,151	0.52	2.77	1.79
1000	221	317	1,256	0.40	2.13	1.38
Indicated
400	328	470	898	0.42	2.23	1.45
600	248	355	1,028	0.36	1.92	1.24
800	185	265	1,138	0.30	1.60	1.04
1000	124	178	1,256	0.22	1.17	0.76
Measured plus Indicated
400	851	1,219	919	1.12	5.95	3.87
600	668	957	1,024	0.98	5.22	3.38
800	500	716	1,145	0.82	4.37	2.83
1000	345	495	1,253	0.62	3.30	2.14
Inferred
400	279	400	912	0.36	1.92	1.24
600	222	318	1,016	0.32	1.70	1.10
800	167	239	1,118	0.27	1.44	0.93
1000	110	158	1,228	0.19	1.01	0.66

•	CIM definitions are followed for classification of Mineral Resource.

•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3 (1.43 tons/yd3).
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li:Li2CO3 ratio = 5.32, Li:LiOH ratio =3.45
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Derek Loveday, P. Geo. of Stantec Consulting Services Ltd. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Table 1.3
Lithium Resource Estimates – Metric Units

Cutoff Li (ppm)	Volume (Mm3)	Tonnes (Mt)	Li (ppm)	Million Tonnes (Mt)
				Li	Li2CO3	LiOH
Measured
400	400	680	932	0.63	3.35	2.17
600	321	546	1,038	0.57	3.03	1.97
800	241	410	1,151	0.47	2.50	1.62
1000	169	287	1,256	0.36	1.92	1.24

Cutoff Li (ppm)	Volume (Mm3)	Tonnes (Mt)	Li (ppm)	Million Tonnes (Mt)
				Li	Li2CO3	LiOH
Indicated
400	251	427	898	0.38	2.02	1.31
600	190	323	1,028	0.33	1.76	1.14
800	142	241	1,138	0.27	1.44	0.93
1000	95	162	1,256	0.20	1.06	0.69
Measured plus Indicated
400	651	1,107	912	1.01	5.37	3.48
600	511	869	1,036	0.90	4.79	3.11
800	383	651	1,137	0.74	3.94	2.55
1000	264	449	1,247	0.56	2.98	1.93
Inferred
400	213	362	912	0.33	1.76	1.14
600	170	289	1,016	0.29	1.54	1.00
800	128	218	1,118	0.24	1.28	0.83
1000	84	143	1,228	0.18	0.96	0.62

•	CIM definitions are followed for classification of Mineral Resource.

•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li:Li2CO3 ratio = 5.32, Li:LiOH ratio =3.45
•	Totals may not represent the sum of the parts due to rounding.
•	The Mineral Resource estimate has been prepared by Derek Loveday, P. Geo. of Stantec Consulting Services Ltd. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Potential Risks

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recoverable.

Potential risks that may impact accuracy of the mineral resource estimates are:

•	The resource limiting F1 Fault in the west of the Property may shift location given further exploration. Should new supporting data support a significant shift in the fault location this may have a material impact on the resource estimates.

•	The rhyolite intrusion located in the northeast of the Property is only recognized from surface mapping. Future exploration drilling in the northeast of the Property may show this rhyolite intrusion extending further westward below surface. This may have a material impact on the resource estimates in this region of the deposit.

•	Additional metallurgical testing of the mineralized claystone may indicate that input costs for the practical extraction of lithium to be higher than anticipated. Since processing costs are a significant component of lithium carbonate (or lithium hydroxide) production, the lithium cutoff grade may be higher than the base case cutoff grade of 400 ppm used for the lithium resource estimates.

Interpretations and Conclusions

The Property is located approximately 10 km northwest of the town of Tonopah, east of Big Smoky Valley and west of the San Antonio Mountain range, Nye County, Nevada. Prior to 2017, the only claims that were held on the current extents of the Property occurred briefly in the 1960s and 1970s, and again in 2006, with the 2006 claims lapsing in 2008.

The Property consists of 195 contiguous unpatented mining claims that span from TLC 10 to 1005 and cover 4,114 acres (1,665 hectares). Elevated lithium concentrations occur in the surface alluvial, underlying claystone, and basal tuff unit. The highest and most consistent lithium grades occur in the lower claystone beds that are located east of the F1 Fault.

The geologic model from which lithium resources are reported is a 3D bock model. The resource estimates are contained within an economic pit shell at constant 45° pit slope to a maximum vertical depth of 500 ft (152 m) below surface using a base case cutoff grade 400 ppm lithium to produce an eventual battery grade lithium carbonate product or lithium hydroxide product.

Recommendations

The following two programs are recommended for the TLC Property.

Phase 1

The 2019 and 2020 drilling campaigns identified a resource limiting, fault (F1) in the western portion of the TLC Property. Two drill holes (TLC-2001 and TLC-2005) characterize the fault as generally north striking. Additional studies are recommended to define the location and throw of the fault within the Property. The recommended next phase of the program to constrain the F1 fault location is focusing on methods that cause minimal surface disturbance, rather than immediately advancing to another exploration drilling program. In addition to the fault delineation studies, it is also necessary to drill new holes on existing pads to install piezometers to quantify ground water conditions. The estimated costs associated with the Phase 1 program are outlined in Table 1.4.

Table 1.4
Phase 1: Data Gathering Cost Estimate

Program	Purpose	Method	Total (US$000)
Soil Gas Measurements	Detection of gasses in soil to identify faults zones	Portable Field Analyzer	10
LiDAR Survey	Potential identification of subtle changes in subsurface geology	Drone LiDAR Survey	15
Geophysics	Identification of faults	Active and Passive	50
Piezometer Installation	Quantify ground water conditions across Property	Piezometer installations in two new drill holes	50
Mineral Processing	Further constrain Mineral Processing from larger samples	Process Testing	150
Estimated Total			275

Phase 2

Stantec recommends that the next phase is to conduct a PEA on the TLC Property. The PEA involves several major tasks, which are listed below:

•	Identify ground water sources to be utilized in the development of the TLC Property;
•	Mine design and development;
•	Lithium process facilities including a sulphuric acid plant;
•	Project infrastructure and required utilities;
•	Tailings management plan;
•	Regulatory roadmap outlining the regulatory process, timelines and costs; and
•	Capex and Opex estimate and economic analysis. The cost to complete Phase 2 is estimated at US$425K.

Subsequent Processing Work and Plans

For a description of certain activities completed or planned subsequent to the date of the TLC Technical Report, including, without limitation, with respect to the PO approval process, metallurgical test work and planned drilling and work programs, see “General Development of the Business – Subsequent Events to February 28, 2021”.

Falchani Lithium Project (“Falchani”) and Macusani Uranium Project (“Macusani”) – Puno, Peru

The description in this section of the Falchani Project (the “Falchani Project”) is based on the Falchani Project’s technical report: Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment (report date: March 19, 2020; effective date: February 4, 2020) (the “Falchani Technical Report”), together with certain updates since the date of the Falchani Technical Report. The Falchani Technical Report was prepared in accordance with NI 43-101 by DRA Pacific (“DRA”) under the supervision of John Joseph Riordan B.Sc, C.Eng, FAusIMM, MIChemE, RPEQ, David Alan Thompson B-Tech, Pr. Cert. Eng, SACMA,Valentine Eugene Coetzee B.Eng, M.Eng, Pr.Eng, and Stewart Nupen B.Sc (Hons), FGSSA, Pr Sci Nat of The Mineral Corporation (“TMC”); all qualified persons within the meaning of NI 43-101. The following description has been prepared under the supervision of Ted O’Connor, a Director and Technical Advisor of the Company, who is a qualified person within the meaning of NI 43-101, but is not independent of the Company. All currencies used in this summary of the Falchani Technical Report are in Canadian dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Falchani Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Falchani Technical Report in its entirety to fully understand the Falchani Project. You can download a copy from Plateau’s SEDAR profile (www.sedar.com).

See also “General Development of the Business – Subsequent Events to February 28, 2021” for additional updates and activities on the Falchani Project.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Concessions

Thirty-two of the Company’s concessions are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET (as defined below) and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Applications for injunctive relief through Precautionary Measures (Medida Cautelar) resulted in the grant of such relief on 17 concessions in November 2019, and on the remaining 15 concessions in March 2021. The grant of the Precautionary Measures has restored the title, rights and validity of these 32 concessions to Macusani as they were prior to the issuance of the Concessions Resolutions (as defined below) until a final decision is obtained through the judicial process. If the Company does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked, including title to the Ocacasa 4 concession and the Falchani Lithium Project would proceed as presented in the Alternative Case (below).

Falchani Project Description, Location and Access

Subsequent to the date of the Falchani Technical Report, and following the Transaction with Plateau, through Plateau’s Peruvian operating company subsidiary, Macusani Yellowcake SAC, the Company holds title to, or has court injunctions preserving title on, over 930 km2 of mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru. The current project land position was the result of several consolidation transactions between 2007 and 2014 (see Map, below):

The Falchani Project is on the Macusani Plateau, located in the Carabaya Province, Puno District of south-eastern Peru in the Andes Mountains. Located approximately 650 km east southeast of Lima and about 220 km by the Interoceanica Highway from Juliaca in the south, two roads connect the Falchani Project to the Interoceanica Highway and are accessible year-round. The Falchani Project consists of an open pit mine and an associated processing facility along with onsite and off-site infrastructure to support the operation.

The Interoceanica Highway (“IH”) is a system of tarred/sealed roads that link the ports of Materani, Molendo and Ilo on the west coast of Peru over the Andes Mountains to the west side of Brazil. The IH passes within 10km to 15km to the east of the Macusani Project Area (“MPA”). Two unpaved roads connect the Falchani Project to the IH and other unpaved roads, generally in good condition, connect the Falchani Project and various other sites within the MPA to one another. These roads are accessible during the dry season in two-wheel drive vehicles and during the wet season in four-wheel drive vehicles. The closest airport to the MPA is located at Juliaca. The facility is in good condition and services daily flights from Lima and Cusco.

The Mineral Resources in the Falchani Technical Report fall within two mining concessions owned by Macusani Yellowcake S.A.C, as shown in Table 1 . Macusani Yellowcake S.A.C. is 100% controlled and 99.5% owned by the Company. Please refer to the Cautionary Note Regarding Concessions section in this AIF.

Table 1 - Mining concessions

Mining Concession Code	Mining Concession Name	Date Conferred	Owner
010320205	Falchani	13/10/2005	Macusani Yellowcake S.A.C.
010215005	Ocacasa 4	11/07/2005	Macusani Yellowcake S.A.C.

Peruvian law does not vest surface rights with mineral rights and any proposed development requires the developer to purchase the surface rights or negotiate an appropriate access agreement with the surface rights owners to have access to the property. At present the Company has working agreements (“convenios”) with the following communities within the MPA: Chaccaconiza, Isivilla, an independent cooperative (Imagina), Quelccaya and various independent small land holders. The working agreement with the community of Quelccaya is valid until July 2020. Until sanctioned otherwise, the agreement with the cooperative and the small land holders is open ended and based on the progress achieved by exploration. The agreement with the communities of Chaccaconiza and Isivilla have expired and are being renegotiated. Short-term agreements and subsequent renewals are the model under which Macusani has been working with its host communities for the past 15 years. The Company is in constant dialogue with all of its host communities in the MPA as part of its continuity of community relations programs and does not foresee any issues with subsequent renewals when the time comes.

With the exception of mining concessions granted within urban expansion areas, the term of a mining concession is indefinite but with restrictions and objective based criteria including payment of annual license fees of US$3 per hectare. Failure to pay the applicable license fees for two consecutive years will result in the termination of the mining concession. A single annual fee is payable. On February 20, 2019, The Institute of Geology, Mining and Metallurgy (“INGEMMET”) issued Resolution No. 0464-2019-INGEMMET/PD (the “Resolution”) declaring the expiration of the Ocacasa 4 concession, among others, citing the late payment of annual concession fees. The Resolution was upheld by the Ministry of Energy and Mines (“MINEM”) in July 2019, through Resolution No. 363-2019-MINEM/CM (together with the Resolution, the “Concessions Resolutions”). As the expiration of Ocacasa 4 was not issued through a court of law, administrative acts may be declared invalid within 2 years of the original issuance, through a legal process. In October 2019, the court in Peru admitted the “Demanda Contencioso Administrativa” submitted by Macusani Yellowcake S.A.C., in adherence with the prescribed deadline (3 months) to commence the judicial process requesting annulment of the Admin Resolutions that cancelled the concessions and seeks to restore their validity and Macusani Yellowcake S.A.C.´s legal title to the concessions. Applications for injunctive relief through Precautionary Measures (Medida Cautelar) resulted in the grant of such relief on 17 concessions in November 2019, and on the remaining 15 concessions in March 2021.The Precautionary Measure provides for:

●	Temporary suspension of the effects of the Resolution declared by INGEMMET
●	Temporary suspension of the effects of the resolutions issued by MINEM which confirmed the resolution issued by INGEMMET
●	Temporary suspension of the effects of the Presidential Resolution W/N issued by INGEMMET. dated October 3rd, 2018, that declared inadmissible the accreditation of the payments for the 32 mining concessions, and
●	Temporary restoration of the validity and ownership of the 32 mining concessions.

The Falchani Technical Report presents a “Base Case” scenario which is inclusive of both the Falchani and Ocacasa 4 concessions. If the Company does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked, including title to the Ocacasa 4 concession and the Falchani Lithium Project would proceed as presented in the Alternative Case (below). The “Alternative Case” scenario presented represents only the Falchani concession to demonstrate the economic value as if the Falchani concession were a standalone or phase 1 project in light.

History

In 1975, the uranium and nuclear activities in Peru were placed under the control of the Instituto Peruano de Energia Nuclear (IPEN). A five-year exploration plan (1976-1981) was initiated with the aim of identifying and developing resources in the country. The Macusani East area was the most studied area in southern Peru by IPEN. After IPEN discovered the first 60 uranium showings in 1978, systematic radiometric prospecting and trenching were carried out over an area of approximately 600km2, culminating in the discovery of numerous additional uranium showings.

From mid-1977, a long-term United Nation Development Programme/International Atomic Energy Agency (UNDP/IAEA) project was initiated consisting of regional reconnaissance over selected areas. The results of most of the work were negative except for those from a car-borne radiometric survey of the Puno Basin where a significant discovery was made near Macusani in the southern Cordillera Oriental, north of Lake Titicaca. Anomalies were found in the volcanic and interbedded sediments of the Upper Tertiary age Macusani volcanics and the Permian age Mitu Group. In the same exploration phase, additional anomalies were located to the south-southwest near Santa Rosa in Tertiary age porphyritic rhyolites and andesites. These (and other discoveries in the Lake Titicaca region) concentrated the exploration in the area. A helicopter spectrometric survey of selected areas was completed in 1980 in Muñani, Lagunillas and Rio Blanca as an IAEA/IPEN Project and a fixed wing survey was completed in an adjacent area by IPEN. Numerous uranium anomalies were discovered.

In 1984, the Organization for Economic Co-operation and Development’s Nuclear Energy Agency and the IAEA sponsored an International Uranium Resources Evaluation Project Mission to Peru. The mission estimated that the Speculative Resources of the country fell within the range of 6,000 to 11,000t of uranium. To a large extent, the cyclical nature of uranium exploration on the Macusani Plateau has been driven by the fluctuating price of the commodity since the mid-1980s. During the collapse of prices in the 1980s and in the wake of the Three Mile Island accident, there was little incentive for exploration and mining companies to explore for uranium. However, the uranium prices experienced a rise between 2001 and 2008 during which time junior mining companies mobilized their campaigns by staking properties over prospective ground. Amongst these early explorers was Vena Resources Inc (“Vena”) who acquired seven concessions in the Macusani Plateau as well as additional concessions elsewhere in Peru. In 2006, Vena commenced scintillometer prospecting, radon and surface outcrop mapping over various IPEN uranium showings. Global interest in uranium declined in the wake of the global economic crisis of 2008/2009 and, more so, in the aftermath of the Fukushima Daiichi nuclear disaster in March 2011.

Macusani Yellowcake Inc. was a Canadian uranium exploration and development company focused on the exploration of its properties on the Macusani Plateau since 2007. Macusani Yellowcake Inc. has been actively exploring in the Macusani area since 2007. Macusani Yellowcake Inc. was incorporated in November 2006 and was created through the amalgamation of privately held Macusani Yellowcake Inc. and Silver Net Equities Group, a TSX Venture Capital pool company, and owned a 99.5 % interest in the Peruvian concessions of Global Gold S.A.C (“Global Gold”). Macusani Yellowcake Inc. acquired additional properties through the acquisition of Contact Uranium/Ram Resources’ concessions in June 2009, and Solex Resources Corp/Frontier Pacific Mining Corporation’s concessions in June 2012. Macusani Yellowcake Inc. and Azincourt Uranium Inc. announced in September 2014 that they had completed the acquisition by Macusani Yellowcake Inc. of Azincourt Uranium Inc.’s adjacent uranium properties located on the Macusani Plateau. Under the terms of the transaction, Macusani Yellowcake Inc. acquired 100% of Azincourt’s Peruvian subsidiary, Minergia S.A.C (“Minergia”). Arising from these transactions, there was a consolidation of mining concessions.

On April 30, 2015, Macusani Yellowcake Inc. changed its name to Plateau Uranium Inc. Young (2015) reported consolidated uranium Mineral Resources estimates for six mineral complexes that fell under the Plateau Uranium umbrella. In May 2016, the Mineral Resources for two of the complexes (Kihitian and Isivilla) were updated to include lithium and potassium. Subsequently, the name of the Peruvian operating company was changed from Global Gold S.A.C. to Macusani Yellowcake S.A.C., which holds all the MPA mineral concessions. In March 2018, Plateau Uranium Inc. changed its name to Plateau Energy Metals Inc.

No meaningful exploration, apart from the regional exploration described in the Falchani Technical Report, was undertaken prior to 2017 on the Falchani Project. All of the exploration initiatives which inform these mineral resource estimates are described in the Falchani Technical Report.

Geological Setting, Mineralization and Deposit Types

The Macusani concessions are located in the Carabaya Province, Puno Department of south-eastern Peru in the Andes. The Andes are a geographical feature formed by active mountain building processes driven by plate tectonics. In the Puno, mainly Paleozoic sediments (520-250Ma old) that were formed on the western Brazilian Craton have been highly deformed by thrusting and folding due to the westwards movement of the South American tectonic plate (Brazilian Craton) over-riding the Pacific tectonic plate (Nazca Plate) along the western margin of the Americas over the last ±150Ma. The Andes represents a large anticlinorium complicated by a series of faults and intrusions, with the flanks of this superstructure made up of the coastal Mesozoic and eastern Palaeozoic belts. In the Falchani Project area, late Tertiary tuffs, ignimbrites and associated sediments are preserved in a NW-SE trending graben. Much of the Early Tertiary and Mesozoic cover was eroded prior to deposition of the pyroclastics so they were deposited in part directly on the Palaeozoic rocks including Late Palaeozoic intrusives (Hercynian granites) and extrusives (Mitu volcanics).

Limited mineralogical work has been undertaken on samples from the Falchani Project to date, but the understanding of the stratigraphy has evolved through exploration mapping and drilling programmes. In the immediate vicinity of the boreholes drilled at the Falchani Project, the youngest rocks would appear to be these described in the field by Plateau as the Upper Rhyolite. Below the Upper Rhyolite is the Upper Breccia, which separates the Upper Rhyolite from the Lithium-rich Tuff. Limited mineralogical or petrological studies have been undertaken to date; however, additional mineralogical work has commenced. The interpretation of the geological environment and lithium deportment at the Falchani Project is based on observations in drill core and outcrop, and the analysis of lithium and other element distributions in the exploration results to date. The Upper Breccia, Lithium-rich Tuff and Lower Breccia show remarkably consistent vertical zonation of lithium, strontium, cesium and other elements. The highest concentration of lithium is at the top and bottom of the Lithium-rich Tuff. The Lithium-rich Tuff, and the transitional Upper and Lower Breccias are interpreted to have been deposited in a technically active, crater-lake environment, where the breccias represent the transition from the rhyolitic ash-flows above and below, and the Lithium-rich Tuff, represents a period of sub-aerial deposition. This is supported by the regular layering observed in the tuff, and the angular clasts of the breccia. The lithium mineralization is thought to be primary, although alteration and enrichment by groundwater or hydrothermal fluids in the interim has not been ruled out. The lithium mineralization is thought to be primary, although alteration and enrichment by groundwater or hydrothermal fluids in the interim has not been ruled out.

Lithium minerals are commercially exploited from three principal sources – brines, pegmatites and the clay mineral hectorite.

Lithium rich brines are formed through the chemical weathering of volcanic lithium bearing rocks by hydrothermal fluids usually restricted to basins in areas of high evaporation, forming lithium carbonate minerals such as zabuyelite. Close to 70% of the world’s lithium brine deposits are situated in the borders of Chile, Bolivia and Argentina (Lithium Triangle) area. The Lithium Triangle contains the largest brine source lithium deposits such as Salar de Atacama, Sala de Uyuni and Salar de Hombre Muerto. Lithium minerals such as spodumene, petalite and lepidolites are found in coarse crystalline hydrothermal pegmatites, formed by the crystallization of post magmatic fluids. Lithium containing pegmatites are rare and are generally associated with tin and tantalite. The style of lithium mineralization for the Macusani region is very different to these types of deposits, as it is interpreted to be inherent within the glass-rich acidic volcanic tuffs. At the Falchani Project, the lithium-rich volcanic tuff unit is interpreted to be sub-aerial and the transitional Li-rich breccias are interpreted to have been deposited in a crater lake volcano-sedimentary environment.

Exploration

Uranium exploration activities in Peru were initiated on the back of the work of IPEN in the 1970s and 1980s. Uranium anomalies were found near Macusani in the Upper Tertiary volcanics and the Permian Mitu Group by the UNDP/IAEA project. The typical exploration rationale for the Macusani region involves the delineation of potential uranium anomalies through a combination of regional geological interpretation and surface radiometric techniques in order to delineate targets for further investigation through drilling. Macusani Yellowcake S.A.C. has conducted ground-based radiometric surveys from a hand-held scintillometer over large portions of its properties as a guide for its drilling programmes.

Exploration was initiated at the Falchani Project as a result of a radiometric anomaly. In addition to the radiometric information, Plateau has undertaken surface sampling and at the end of April 2018, had collected some 180 samples, which were analyzed for lithium. The surface samples were not used in the Mineral Resource estimate, but provide additional confidence, combined with recent drilling, that the Lithium-Rich Tuff extends to surface, as has been modelled in the geological model. The total number of boreholes drilled at the Falchani Project at the end of January 2019 was 51.

Drilling

Two diamond drilling programmes have been undertaken at the Falchani Project. The first campaign was initiated in 2017, and the second programme continued to the end of December 2018. In total, 51 drillholes have been drilled by Macusani Yellowcake S.A.C. totaling 14,816m from 15 platforms as shown in Table 2.

Table 2 - Drilling programme summary

Deposit	Number of Drillholes	Length of Drilling (m)	No. of Samples (excluding QA/QC)
Total	51	14,816	9,102

Due to drill access limitations, the drilling was mainly undertaken from a series of platforms, with anything from two to nine drillholes being drilled radially from each platform. The platform spacing resulted in mineralized zone intersection separation distances ranging from 50m to up to 200m. The drilling conditions in the Lithium-rich Tuff were good, however, within the Upper and Lower Breccias, more difficult conditions were encountered. The core recovery over the length of the drillholes ranged from 85% to 100%, with an average of 97%, indicating that the overall core recovery is acceptable.

Sampling, Analysis and Data Verification

Whole core (over the entire length of the drillhole) was sampled. Individual samples varied from a minimum of 0.5m to a maximum of 1.0m, with a mean of 0.9m. Selection of the length to sample was based on visual observation of the mineralization and assisted by radiometric measurements. Core from these deposits was scrutinized by the QP during the May 2018 site visit and, it was determined that although the overall quality of the core recovered was good, there are zones, particularly within the Upper and Lower Breccia, where drilling conditions are difficult, and the core recovery is relatively poor. The QP’s perception gained by scrutiny of the core available on site was that, although the core could in some cases be somewhat blocky, the core recovery in the Lithium-rich Tuff was good, and the core pieces fitted together well in the core boxes prior to sampling. In the Upper and Lower Breccias, the core recovered was often broken, and an assessment of core recovery was difficult. The overall core recovery was 97%. Given the overall thickness of the mineralized zones, the consistent lithium grade within the zones and the relatively good core recovery, it is considered unlikely that any bias related to core recovery could be introduced. As the entire core was sampled, the sample taken from the core box is considered representative. Whole core was sampled in order to minimize the risk of sample loss. Thus, the method of sampling the whole core is sound, even though no intact library sample was retained. A comprehensive photo archive has been retained however, along with the sample reject material.

Sample preparation occurred on site at a mobile field station which was located close to the drill rigs and periodically re-located. Once logged and photographed, the entire core identified for sampling was placed into a sampling bag. The pre-marked aluminium tag was stapled to the sample bag. Sample depths were recorded together with a basic geological description on a sampling reconciliation log. This log was later captured into an Excel spreadsheet. Quality control samples in the form of standards were inserted at the permanent field office located in the village of Isivilla. These standards were prepared by Macusani Yellowcake S.A.C. and certified by ALEPH Group & Asociados S.A.C. Metrologia de las Radiaciones (Radioactivity Measuring Techniques) by having check analyses of the standards completed at CERTIMIN SA (CERTIMIN), which was previously known as the Centro de Investigación Minera y Metalủrgica (CIMM), laboratory in Lima. The complete sample batch, accompanied by a senior representative of the Macusani Yellowcake S.A.C. exploration team, was sent by road to the town of Juliaca. The samples entered the CERTIMIN LIMS system at this point. From the preparatory laboratory in Juliaca, the pulverized samples were transported by CERTIMIN, to the main CERTIMIN Laboratory in Miraflores, Lima, by either road or as air freight. TMC examined the sample receiving facilities at all three laboratories and found them to be well organized. It would appear that the chain of custody of the Macusani Yellowcake S.A.C. samples from site to final analysis is reasonably secure.

The samples were weighed on delivery and entered into the LIMS system. Drying was completed over a 12 hour period at 100˚C. Crushing was done by two jaw crushers; the first to 6mm and the second to 2.5mm. Crushing was completed when the sample was 100% <2.5mm. Laboratory standards were entered into the stream after the first jaw crusher. The jaw crushers were flushed with quartz, some of which were sent to the Lima offices for analysis on a regular basis. One certified reference material, one blank sample and two duplicate samples were incorporated into each batch of 50 samples delivered to CERTIMIN for laboratory analytical quality assurance and control (QAQC). These results were given to Macusani Yellowcake S.A.C. on the analysis certificates. After homogenization, the crushed sample was riffle split to an approximate 250g sample that was pulverized by a ring mill. The ring mill was flushed with quartz after approximately every five samples or if there was a marked color change in the crushed material. The preparation facility strives to have the pulverized material at 85% <200 mesh grain size. The jaw crushers, riffles and ring mills are all cleaned with compressed air and are located within sub-housings to keep contamination to a minimum. The reject material is kept on site but will eventually be transported to the Macusani Yellowcake S.A.C. warehouse in Lima. The pulverized material was manually homogenized. Wet samples were dried before an approximate 0.20g aliquot (±0.02g) sample was spooned out and digested with a mixture of HCl+HNO3+HF+HClO4 acid over a period of 8hrs. The concentration of lithium was determined from the acid digested liquid by inductively coupled plasma - mass spectrometry (ICP-MS) for abundances of 0.05ppm to 10 000ppm (1%). Any results greater than 10 000ppm were re-analyzed via inductively coupled plasma - optical emission spectrometry (ICP-OES). The latter instrument would require a new acid digest to be completed on an aliquot of 0.25g. The ICP-MS and ICP-OES equipment is calibrated daily with three appropriate standards.

The methods undertaken by CERTIMIN to prepare and analyze the samples for lithium are considered acceptable by TMC. As described in the Falchani Technical Report, the QP undertook a site visit to the CERTIMIN Laboratory in Lima and walked through the acid digestion and ICP-MS sections. The laboratory was well organized and professional.

The data which informs these lithium Mineral Resource estimates was generated by Plateau, or its subsidiaries, since the initiation of exploration on the Falchani Project in 2017. Plateau inserted standards, blanks and duplicate (Field) samples into the sampling streams, in addition to those inserted by the laboratory, in order to assess the accuracy and precision of the lithium analytical results. The results for the Field and Laboratory Standards have been analyzed using error deviation plots. With this technique, an error deviation within the ±10% range is considered to signify acceptable levels of accuracy by the laboratory. The bulk of the results for both the Field and Laboratory Standards fill within the ±10% range and all of those which fall outside are for the very low concentration lithium standard. The results for the standards inserted for lithium are considered acceptable. The results for Field and Laboratory Duplicates have been analyzed using the mean deviation method. The mean deviation results show good reproducibility of lithium analysis, for both Field and Laboratory duplicates, and TMC would consider the analytical precision to be acceptable for lithium. As would be expected, the Laboratory Blanks return values below the detection limit of >0.1 Li ppm. The Field Blanks show low levels of lithium. The levels of lithium returned are not considered material, when compared with the anticipated lithium grades within the Falchani Project. The Mean Deviation results show good precision and the error deviation for the lithium standard was generally below 5% which signifies acceptable levels of accuracy by the laboratory. The blank control sample results reported negligible Li concentrations. TMC concludes that the results of the inserted QAQC samples are acceptable for lithium Mineral Resource estimation. TMC received the drillhole logging results as a series of Microsoft Excel files. The same data was also provided in the form of a Microsoft Access database. The data from the database was imported in Datamine Studio™ for further analysis. A check on the accuracy of the transposition of approximately 5% of the sample results from assay certificate to database was completed by TMC, and no transcription errors were identified.

The QP considers the sampling methods, sampling recovery and sample quality to be acceptable. The procedures undertaken by the laboratory were noted to be of a high standard, and appropriate for the analysis of lithium. The QAQC results indicate that acceptable levels of accuracy and precision, and no contamination, have been obtained by the laboratory. Finally, the validation undertaken on the sample database found no deficiencies in the capture and storage of information. The database is thus considered sufficiently reliable to be used to inform the Mineral Resource estimates.

Mineral Processing and Metallurgical Testing

A substantial body of metallurgical testwork has been carried out on the Falchani lithium-bearing tuff material. The testwork referenced in this report was carried out by Tecmmine in Peru (prior to 2018) and testwork carried out in 2018 and 2019 was carried out by Techmine and ANSTO Minerals in Australia. Both the Tecmmine and ANSTO testwork was carried out on the lithium rich tuff obtained from a trench on site. The testwork supports a number of technically viable process flowsheet routes (hydrochloric acid leaching, salt roast, sulfation baking, pressure leaching, purification processes) but for the purpose of the Falchani Technical Report a flowsheet using atmospheric leaching in a sulfuric acid medium, followed by downstream purification processes, was selected for the production of battery grade lithium carbonate. The early focus of the acid leach process was on maximizing the extraction of lithium using aggressive leach conditions and the later work focused on optimizing the leach parameters and confirming inputs to the process design criteria.

The process flow sheet was developed by DRA, working with ANSTO Minerals (ANSTO) and with input from M.Plan International (M.Plan). Following mining, mineralized material will be crushed to a P80 of 150 μm, followed by a warm (95 °C) sulfuric acid tank leach with a residence time of 24 hours, to extract ~89% of lithium to leach solution. The process utilizes conventional up-front tank leaching, widely used in various mining operations to extract metals from mineralized material today. This is followed by a three-stage purification process to reduce various impurities in the leach solution, mechanical evaporation and conventional precipitation, using a crystallization plant, to produce a battery grade Li2CO3 product. An overall recovery of 80% from mineralized material to Li2CO3 is utilized in the Falchani Technical Report. As a significant portion of the operating costs are derived from sulfuric acid use as the leaching reagent, the Falchani Technical Report includes the construction of a 1,700 tonnes per day (tpd) sulfur burning acid plant at site in Phase I (P1) to produce, on average, 1,500 tpd of sulfuric acid. The acid plant includes a power generation facility that generates approximately 18MW of clean energy from the steam generated in the sulfur burner. In subsequent phases, additional modules are added to meet expanded processing capacity.

Subsequent to the date of the Falchani Technical Report, on April 8, 2020, results from the preliminary test work program (“Program”) focused on recovery and precipitation of sulfate of potash, rubidium and caesium concentrate from a pregnant leach solution (“PLS”) created from the Falchani Project PEA.

Highlights of the Program:

•	The Program was run on a sample of Falchani lithium-rich tuff material at the same conditions as the lithium leaching studies published by the Company in the PEA with concentrations of 3,400 ppm lithium; 3 wt% K; 600 ppm Cs and 1,400 ppm Rb;
•	Extractions of the following metals (from lithium-rich tuff into sulfate solution via previous test work and supported in this Program):
o	Potassium (“K”): 43%
o	Caesium (“Cs”): 84%
o	Rubidium (“Rb”): 67%
•	Excellent rejection of aluminum using ‘simple’ neutralization with lime or high temperature treatment (calcination);
•	Caesium precipitation: selective crystallization of >99% of the Cs and Rb from PLS, along with some K, by cooling to between 20 and 30°C following the PEA flowsheet (above); and
•	Precipitation of approximately 18% of K from leaching of feed material through to PLS at temperatures below 20°C to a purified K-alum in the first pass, with future test work potentially optimizing the yield.

Mineral Resource Estimates

The drillhole database described in the Falchani Technical Report was the primary source of data for the Mineral Resource estimates. The subhorizontal lithium mineralization occurs within the Lithium-rich Tuff, which varies in thickness from 50m to 140m, and the Upper Breccia and Lower Breccia, which occur in the immediate hanging wall and footwall of the Lithium-rich Tuff, respectively. The mineralized zones are interpreted to form a broad basin, dipping gently to the north-northeast. Three north-south striking faults have been interpreted, with throws of between 10m and 50m. The position and throw of the other two faults are informed by drilling, and it is interpreted that they have the same north-south orientation. The zones are thinnest on the edge of the basin and are thicker towards the center. Three north-south striking faults have been interpreted, with throws of between 10m and 50m. The position and orientation of one of the faults is informed by the north-south oriented valley, which is in the central part of the Falchani Project. The position and throw of the other two faults are informed by drilling, and it is interpreted that they have the same north-south orientation. The occurrence of other structures, particularly east-west or near east-west structures cannot be ruled out. The relative confidence in the structural interpretation has been considered in the application of geological losses and the Mineral Resource classification.

TMC imported the drillhole data contained in Plateau Microsoft Access database into Datamine Studio™. Modelling codes were assigned to each borehole, on the basis of the lithological description provided by Plateau, and analytical patterns. The upper and lower bounding surface for each of the zones identified were constructed utilizing Datamine Strat3D™ modelling software, applying Inverse Distance (ID) interpolation of the zone thickness. The surface topography used to constrain the Mineral Resource model was generated using Google Earth™ by Plateau. A mesh of coordinated elevation points was digitized, and the points exported to Datamine Studio. Although a high-resolution topography should be sourced for detailed mine planning in the future, the QP is satisfied that the topographic surface generated by Plateau is sufficiently detailed to allow robust estimates of Mineral Resource tonnages. Plateau generated surface topography to constrain the Mineral Resource mode and a mesh of elevation points was exported. Although a high-resolution topography should be sourced for detailed mine planning in the future, the QP is satisfied that the topographic surface generated by Plateau is sufficiently detailed to allow robust estimates of Mineral Resource tonnages. In general, a 5% geological loss has been applied, to take into account potential losses due to faulting. Two areas have been identified where the risk to the tonnage estimates is considered higher than normal, due to a combination of limited drilling data and the close proximity of the mineralized zones to the surface topography. In these two areas, which include the valley area between Falchani East and Falchani West, a geological loss of 10% has been applied. The average volume-weighted geological loss applied in the Mineral Resource estimate is 5.8%.

Two types of cut-offs have been applied. The application of a lithological cut-off determined the top of the upper breccia unit (“UBX”), and to the base of the lower breccia unit (“LBX”). This is a natural lithological boundary, which corresponds with a lithium grade of around 0.1% Li2O (460ppm Li), and this boundary was applied during the definition of the geological wireframes. The lithium grade within the five mineralized zones constrained by the top of the UBX and the base of the LBX is consistently and significantly above 0.1% Li2O. A block cut-off grade of 1000 ppm Li was applied. Mineral Resource classification was informed by geostatistical confidence, as expressed in the block Kriging Efficiency (KE), after giving consideration to the confidence in the supporting database. The Ocacasa 4 concession, which forms part of the mineral resources considered in the Base Case of the Falchani Technical Report, is currently subject to the Processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani Yellowcake S.A.C.’s title to the Ocacasa 4 concession invalid due to late receipt of the annual validity payment. Applications for injunctive relief through Precautionary Measures (Medida Cautelar) resulted in the grant of such relief on 17 concessions in November 2019, and on the remaining 15 concessions in March 2021. If the Company does not obtain a successful resolution of Processes, Macusani Yellowcake S.A.C.’s title to the Ocacasa 4 concession could be revoked and the Falchani Project would then have to proceed as presented in the Alternative Case.

Both cases consider only the lithium-rich bearing tuffs (LRT), namely LRT1, LRT2, and LRT3, three of five geological units presented in the Falchani Project technical report, effective March 1, 2019, titled “Mineral Resource Estimates for the Falchani Lithium Project in the Puno District of Peru”, prepared by TMC and filed under Plateau’s profile on SEDAR on April 18, 2019 (the “2019 Technical Report”). As a result, the Base Case and Alternative Case utilize less than 48% and 47%, respectively, of the total mineral resource estimates included in the 2019 Technical Report. The Mineral Resource estimates have not been updated to inform the PEA, however, owing to the current mineral tenure dispute, for the Alternative Case, only the Falchani Concession Mineral Resource estimate has been considered. Please refer to the Cautionary Note Regarding Concessions section in this AIF. These mineral tenure circumstances have been considered, and on the basis of the information provided to the QP by Plateau, the QP considers it reasonable to continue to report these estimates as Mineral Resources. Table 3 summarizes the Indicated and Inferred Mineral Resources for the Base Case, effective 1 March 2019, based on a 1000ppm lithium cut-off grade.

Table 3 - Falchani Project Mineral Resources (Base Case) effective 1 March, 2019

License	Classification	Zone (1)	Tonnes (Mt)	Grade (Li ppm) (2)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
Falchani	Indicated	UBX	5.38	1 472	0.32	0.78	0.04
		LRT1	6.15	3 718	0.80	1.98	0.12
		LRT2	16.66	3 321	0.72	1.77	0.29
		LRT3	11.03	3 696	0.80	1.97	0.22
		LBX	10.16	1 901	0.41	1.01	0.10
		Total	49.39	2 961	0.64	1.58	0.78
	Inferred	UBX	8.44	1 616	0.35	0.86	0.07
		LRT1	13.84	3 290	0.71	1.75	0.24
		LRT2	28.68	2 994	0.64	1.59	0.46
		LRT3	16.13	3 292	0.71	1.75	0.28
		LBX	57.39	2 250	0.48	1.20	0.69
		Total	124.48	2 629	0.57	1.40	1.74
Ocacasa 4	Indicated	UBX	0.85	1 750	0.38	0.93	0.01
		LRT1	1.32	3 668	0.79	1.95	0.03
		LRT2	5.37	3 232	0.70	1.72	0.09
		LRT3	2.00	3 658	0.79	1.95	0.04
		LBX	2.00	1 379	0.30	0.73	0.01
		Total	11.53	2 926	0.63	1.56	0.18
	Inferred	UBX	5.33	1 911	0.41	1.02	0.05
		LRT1	10.17	3 422	0.74	1.82	0.19
		LRT2	33.62	3 292	0.71	1.75	0.59
		LRT3	21.11	3 349	0.72	1.78	0.38
		LBX	65.36	2 297	0.49	1.22	0.80
		Total	135.59	2 777	0.60	1.48	2.00

1UBX = upper breccia; LRT = Lithium rich tuff; LBX = lower breccia

2 Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473

Table 4 summarizes the Indicated and Inferred Mineral Resources for the Alternative Case, effective 1 March 2019, based on a 1000ppm lithium cut-off grade.

Table 4 - Alternative Case Falchani Lithium Project Resources (effective 1 March, 2019)

License	Classification	Zone (1)	Tonnes (Mt)	Grade (Li ppm) (2)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
Falchani	Indicated	UBX	5.38	1,472	0.32	0.78	0.04
		LRT1	6.15	3,718	0.80	1.98	0.12
		LRT2	16.66	3,321	0.72	1.77	0.29
		LRT3	11.03	3,696	0.80	1.97	0.22
		LBX	10.16	1,901	0.41	1.01	0.10
		TOTAL	49.39	2,961	0.64	1.57	0.78
	Inferred	UBX	8.44	1,515	0.35	0.86	0.07
		LRT1	13.84	3,290	0.71	1.75	0.24
		LRT2	28.68	2,994	0.64	1.59	0.46
		LRT3	16.13	3,292	0.71	1.75	0.28
		LBX	57.39	2,250	0.48	1.20	0.69
		TOTAL	124.48	2,629	0.57	1.40	1.74

1UBX = upper breccia; LRT = lithium rich tuff; LBX = lower breccia

2 Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473

Mineral Reserve Estimates

At the present level of development there are no Mineral Reserves quoted for the Falchani Project. Inferred Mineral Resources were used in the Life of Mine (“LoM”) plan. Inferred Mineral Resources represent approximately 70% of the currently defined Mineral Resources. The Falchani Technical Report, and the PEA contained therein, is preliminary in nature, includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as not Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Mineral Reserves can only be estimated as a result of an economic evaluation as part of a preliminary feasibility study or feasibility study of a project. A preliminary open pit Whittle optimization and conceptual production schedules to support the Falchani Technical Report was completed in order to assess the potential of the Falchani Project. Highly volatile Lithium market supply and demand conditions could have significant effects on the Falchani Project’s overall economic viability.

Mining Operations

Open pit mining is planned to use conventional truck and shovel mining methods with drill and blasting to break the rock mass into manageable particle sizes. Mining operations are planned to be undertaken by a contractor operated fleet, which is the cost basis for this preliminary economic assessment. Mining and processing operations will be conducted 24 hours day, seven (7) days week and 353 days per year.

The following design parameters were used for the Falchani Technical Report study:

•	Fully mobile production equipment, consisting of medium sized hydraulic shovels and 90 tonne rigid dump trucks has been planned

•	Total mining costs of $2.40/t of material moved at altitude is the basis for the Falchani Project economics
•	Support equipment will be Front End Loaders, tracked dozers, graders, and water trucks
•	The run-of-mine pad at near the Process Plants primary crusher will be the mining and process battery limit
•	Benchmarked operation elevation of 4,700masl was used.
•	Optimisation of mining sequencing to minimise the waste stripping costs in phase I of the production ramp up
•	10m waste benches, with stacking of 2 benches was basis of the design used to access mineralise material to a maximum depth of 200m.
•	Geotechnically designed slope are applied to relevant pit areas.

The Base Case open pit design contains 145Mt (LoM) of mineralised material with an average Li grade of 3,338ppm. The stripping ratio is low at 0.97:1, waste to mineralization, and the total waste mined is 142Mt. The last year of production (Yr 33) has incorporated minor remnant material which would otherwise have required a further year of production. The resource summary result is shown in Table 5:

Table 5 - Base Case Mineral Resource Summary

Base Case Mineral Resources in Optimisation Engineered
Parameter	Unit	Value
Mine Production Life	yr	33
Diluted/Recovered Process Feed Material	Mt	145.4
Diluted Li grade (mill head grade)	ppm	3 338
Contained LCE (Mt)	Mt	2.588
Waste	Mt	141.6
Total Material	Mt	287.0
Strip Ratio	tw:to	0.97

Mine planning pushback selection and production scheduling was undertaken the selected pit shells for the Base Case. The conceptual mine scheduling was based on the Base Case ramping up to a maximum 6Mtpa of process plant feed.

Dilution & Loss

Due to the fact that the mining deposits are massive with low strip ratios the following dilution and losses parameters were used:

•	Mining losses of only 2% were used due to the limited zones of interaction between waste and mineralised material.
•	Geological losses of 5.8% average are derived from the geological resource works which consider the current relatively low drilling density.

Mine Sequencing and Scheduling

Base Case open pit scheduling was completed using Whittle. The annual mining schedule has been developed based on maximum ramped up mill feed of 6Mtpa, (≈16,500tpd). The life of the mine of the Falchani Project is approximately 33 years, (including 6 months pre-production), based on the 145Mt of Indicated and Inferred Mineral Resources. The LoM stripping ratios, a pre-production waste strip has been included in the mine scheduling. 6.33Mt of waste has been included owing to the local topography and orientation of mineralization. Production plant ramp-ups for the Base Case are detailed in Table 6:

Table 6 - Production Ramp Up Base Case

Production Ramp Up	Yr 1	Yr 2	Yr 3 to 7	Yr 8	Yr 9 to 12	Yr 13	Yr 14 to 32
Base Case (Plant Feed Mtpa)	0.75	1.00	1.50	2.25	3.00	4.50	6.00

Processing and Recovery Operations

The Falchani Project operation consists of an open pit mine and an associated processing facility along with on-site and off-site infrastructure to support the operation. The Base Case design for the process plant is based on achieving a peak milled tonnage of 6Mtpa over three phases. A total of 2.1 million tonnes of lithium (minimum purity 99.5%) product is produced over life of mine at a lithium recovery of 80%. The Falchani Lithium process plant consists of the following steps:

•	Mineralised Material Handling;
•	Crushing & Grinding;
•	Acid Leaching;
•	Pre-neutralisation;
•	Neutralisation;
•	Softening;
•	Evaporation;
•	Ion Exchange;
•	Lithium Carbonate Precipitation and Product Handling;
•	Potassium / Sodium Sulfate Crystallisation;
•	Dry Stacked Filtered Tailings;
•	Services and Utilities.

The estimated average running load has been calculated using expected power draw from the equipment and factored (in certain cases) to tonnage throughput. A calculated unit power draw of 76.4 kWh/t mineralized material has been applied. An acid plant co-generation benefit of 18MW has been estimated which realizes a net surplus of power during plant operation and establishes the operation as self-sufficient. As a contingency, an annual allowance of 5% of normal power consumption (excluding acid plant credit) has been applied to account for the start-up of the sulfur burning plant and this power will be sourced from the grid. The raw water make-up requirement is 1.38m3/t of feed to the plant. This quantity takes into account the acid plant water requirement and the water recovered from filtering the tailings.

Figure 1 - Acid Leach Block Flow Sheet Diagram

Infrastructure, Permitting and Compliance Activities

An investigation into infrastructure requirements for the Falchani Project revealed the following requirements for the Falchani Project site.

•	Access road;
•	Raw water supply;
•	Power transmission line and sub-stations;
•	Emergency power;
•	General site services;
•	Buildings;
•	Tailings transportation and storage.

Access Road

The existing connecting road between the highway and the Falchani Project site is not suitable for heavy vehicle transit. A study was conducted by Vice Versa Consulting to evaluate potential access road options. On the outcomes from this study, the Falchani Project has assumed a new road starting at the diversion that is currently used to access the area of the Falchani Project. This option takes advantage of the existing section of access to the town of Tantamaco, Isivilla and the accesses built for the communities of Quelccaya and Chaccaconiza.

Water

Water is sourced from local river courses. In its 2014 PEA, GBM Mining Engineering Consultants Limited (GBM) was of the view that the area has access to sufficient water resources for the purposes of mining operations at a rate of 1Mt/y. The availability of water has not been assessed during the Falchani Technical Report and TMC recommends that the availability of suitable water be quantified in later stages of the Falchani Project’s development.

Power

The San Gaban II hydro generation station is approximately 40 kms (88 kilometers via the IH) to the north of the MPA and high voltage power lines run adjacent to the MPA. In order for a grid connection to be made an extension of the power line will be required to reach the Falchani Project site and any connection will be subject to negotiation with the supply authority. These matters will need to be taken into account as the Falchani Project progresses. The plant’s primary source of electrical power will be the power co-generation facility at the acid plant. Diesel-fuelled generators will provide power for remotely located equipment (the raw water pumps at the river and equipment located at the tailings storage facility). The grid will provide power for emergency lighting and for key process drives (for example, leach tank agitators, scrubber fans, thickener rakes).

Tailings Transportation and Storage

Tailings from the plant will be pumped to a belt filter adjacent to the Tailings Storage Facility. The filtered tailings will then be stacked in the TSF and the filtrate will be pumped back to the process water tank in the plant. Vice Versa Consulting have identified a number of suitable locations for the TSF that will be utilised throughout the life of the Falchani Project. The Base Case will utilize a total of three deposition locations over LoM based on capacity requirements.

Permitting

Peru has many environmental laws and regulations that apply to resources sector. These are arranged in a general framework of laws, legislative decrees, supreme decrees, legislative resolutions, ministerial resolutions and decisions. Key among these are: the General Environmental Law (28611-2005) (GEL); the Environmental Impact Assessment (EIA) Law (27446-2001); the Environmental Impact Assessment Regulation (Supreme Decree 019-2009); the Environmental Regulation on Exploration Activities (020-2008-EM) (EREA); the Environmental Regulation for mining exploration activities (020-2008-EM); and the Regulations on the Protection and Environmental Management for exploitation, operation, general labour, transportation and storage (040-2014-EM). Prior to commencing mine development and operation, Peruvian Environmental Regulations require an EIA-d to be carried out. The EIA-d must be approved by SENACE before mining activities may commence.

Environmental

A baseline environmental study (the “Baseline Study”) undertaken by ACOMISA, a Lima-based environmental consulting company and continued in collaboration with Anddes Asociados S.A.C. (‘Anddes’) is ongoing. The Baseline Study was expanded to include each of the Falchani Lithium Project and Macusani Uranium Project areas and now covers the affected areas belonging to the communities of Isivilla, Tantamaco, Corani, Chimboya and Paquaje, and Chacaconiza. This expanded Baseline Study was accepted by the Peruvian Government Agency SENACE (Servicio Nacional de Certificacion Ambiental) and built on previous environmental monitoring that was started by the Company in 2010 during the exploration phase of work. The Baseline Study has recently progressed into an EIA that includes community relations and impacts of future development, as well as flora, fauna, water, air and noise sampling and comprehensive archaeological studies. Restrictions put in place to mitigate COVID-19 in Peru may cause delays to the completion of the EIA as work had been put on hold during lockdown. However, some EIA activities continued in 2020, albeit at a slower pace.

The Falchani Lithium Project lies outside of the Corani-Macusani Area of Cultural and Archaeological Significance (“Archaeological Area of Interest”). Archaeological studies completed as part of our exploration program permitting and recent EIA study work have shown that to date, there are no sites of cultural or archaeological significance affecting the Falchani Lithium Project. The local landscape, landforms, higher elevation and rock weathering style at the project was not conducive for hosting, or preservation of, sites of archaeological significance. An overview of the results of the archaeological studies, including excavations available to date, is being prepared for presentation to the Ministry of Culture of Peru.

Social, Community and Environmental Impacts

An environmental study will be completed to fully understand the potential social and environmental impacts due to the implementation of the Falchani Project. The development of the Falchani Project will include the following green Initiatives:

•	Water Efficiency: Use of filtered tailings enables recycling of up to 90% of process water;
•	Environmental and Personnel Safety: Use of environmentally responsible dry stacking tailings technology;
•	Clean Energy Generation: The sulfuric acid plant on site produces sufficient clean energy to power entire process plant and provide excess power;
•	Future development work to evaluate opportunities such as:

o	Electric mine fleet with excess clean energy storage on site;
o	Rainwater run off storage and additional water recycling;
o	Low CO2 transport and logistics for consumables.

Capital and Operating Costs

A contractor-operated fleet has been adopted for the purposes of this Falchani Project and capital requirements relating to mining cover pre-site establishment. The capital cost estimate for the plant has been compiled based on a priced mechanical equipment list. Factors were applied to the equipment cost to derive costs for bulk materials, freight, installation and for Falchani Project indirects. Initial (Phase I) capital estimates are identical for both the Base Case and Alternative Case. Quotations from suppliers have accounted for approximately 80% of total equipment costs. Non-process infrastructure costs relating to access roads and the TSF have been based on a study concluded by Vice Versa Consulting. The prepared estimate is classified by DRA as a Class 4 estimate with a +40% / -40 % accuracy, similar to an AACE International Class 4 (+50% / -30%) and deemed suitable for a PEA-level study. A 10% contingency, relative to total process plant cost and exclusive of non-process infrastructure, has been allocated to the direct and indirect costs. The contingency is a weighted average obtained by applying different contingency percentages, ranging from 7.5% to 20%, to the different cost elements of the capital estimate based on the level of detail of the quotes received. A 15% contingency allowance has been included for non-process infrastructure which is inclusive of the TSF and access roads.

A summarized version of the capital estimates over LoM has been presented in the table below and cover the Base Case. The initial capital outlay amounts to US$ 587m of which direct costs constitute 58% of total costs. Table 7 shows the capital cost summary for the Falchani Project by area presented in US$.

Table 7 - Capital Expenditure – Base Case(1)

Area	Phase I (Initial), US$’000	Phase II, US$’000	Phase III, US$’000	Total Capital (LoM), US$’000
Mining Capital, Pre-strip	19,195	-	-	19,195
Process Plant, Direct Costs	341,486	273,189	546,378	1,161,053
Process Plant, Infrastructure	30,309	24,247	48,495	103,051
Process Plant, Indirect Costs	91,409	73,127	146,254	310,790
Process Plant, Contingency	50,952	40,762	81,524	173,238
Tailings and Bulk Infrastructure (incl. contingency)	53,618	7,321	112,113	173,049
Closure	-	-	-	30,000
Total Project Capital Cost	586,968	418,646	934,763	1,970,377
Note: Costs for closure capital have been estimated.

Note:

(1)	The amounts in this table have been rounded to the nearest whole number and as a result, the total capital amounts, including the Total Project Capital Cost, are subject to such rounding that is reflected in this table.

The operating cost estimate has been completed from a zero base and presented in US$. Costs associated with power, labour, materials, consumables and general and administration have been included in this estimate. A contractor-operated fleet has been adopted for the purposes of this Falchani Project.

The prepared estimate is classified by DRA as a Class 4 estimate with a +40% / -40 % accuracy, similar to an AACE International Class 4 (+50% / -30%) and deemed suitable for a PEA-level study. A contingency of 0% has been applied to the Falchani Project operating costs due to the level of scope definition. The overall operating cost estimate is presented in Table 8 for the Base Case. The breakdown shows all the costs associated with mine and plant operation covering costs for contractor mining, labour, power, maintenance, reagents, consumables and general administration. The reduction in unit operating costs, relative to Phase I, are realised due to economies of scale. Key cost drivers for both options reside with the process plant of which reagents constitute the largest single cost category overall.

Table 8 - Operating Costs – Base Case

Description	Unit	Phase I	Phase II	Phase III	LoM	% of Total (LoM)
Total Material Milled	tonnes	11,500,000	16,500,000	117,453,660	145,453,660	-
Lithium Carbonate Produced	tonnes	173,096	240,269	1,666,748	2,080,113
Mining Costs
Total Cost	US$’000	92,842	88,212	492,779	673,832	8
Mining Unit Cost	US$/t Milled	8.07	5.35	4.20	4.63	-
Mining Unit Cost	US$/t LCE	536	367	296	324	-
Processing Costs
Total Cost	US$’000	623,026	831,293	5,707,833	7,162,152	87
Process Unit Cost	US$/t Milled	54.18	50.38	48.60	49.24	-
Process Unit Cost	US$/t LCE	3,599	3,460	3,425	3,443	-
G&A Costs
Total Cost	US$’000	42,000	37,000	178,000	257,000	3
G&A Unit Cost	US$/t Milled	3.65	2.24	1.52	1.77	-
G&A Unit Cost	US$/t LCE	243	154	107	124	-
Tailings Disposal Costs
Total Cost	US$’000	10,335	14,828	115,261	140,425	2
Tailings Disposal Unit Cost	US$/t Milled	0.90	0.90	0.98	0.97	-
Tailings Disposal Unit Cost	US$/t LCE	60	62	69	68	-
Total Operating Costs
Total Operating Costs	US$’000	768,203	971,334	6,493,873	8,233,409	100
Overall Unit Operating Cost	US$/t Milled	66.80	58.87	55.29	56.60	-
Overall Unit Operating Cost	US$/t LCE	4,438	4,043	3,896	3,958	-

The financial evaluation presents the determination of the net present value (NPV), payback period (time in years to recapture the initial capital investment), and the internal rate of return (IRR) for the Falchani Project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production cost, and sales revenue. The analysis has been conducted in real terms with no consideration given to inflation or escalation of costs or prices over the life of the Falchani Project. The economic analysis is prepared on a 100% equity project basis and does not consider financing scenarios. An 8% real discount rate has been used in the analysis. An average throughput rate of 4,407,687tpa producing 63,034tpa of product is projected for the Base Case. Two pricing models, an approximate rounded three year trailing average price and a BMI forecast based price (battery grade lithium, FOB South America), have been assessed in the model.

The total capital cost over LoM is estimated to be US$ 1.97bn, inclusive of mine rehabilitation and closure costs, with an initial capital expenditure of US$ 587m allocated for Phase I. Mining and processing costs are estimated to be US$ 324/t LCE and US$ 3,443/t LCE on average, respectively over LoM. General and administration costs begin at US$ 5m ramping up to US$ 9m and then tapering down to US$ 7m during the last year of production. The analysis has revealed a post-tax Net Present Value (NPV) of US$ 1.55bn with an internal rate of return (IRR) of 19.7% and post-tax payback period of 4.7 years based on a trailing average LoM price of US$ 12,000/t. The BMI price forecast model realises an improved Falchani Project value with a post-tax NPV of US$ 1.98bn with an IRR of 23.4% and post-tax payback period of 3.6 years. The outcomes of the analysis are summarised and presented in Table 9.

Table 9 - Discounted Cashflow Summary – Base Case

Description	Units	Trailing Average LoM Price US$ 12,000/t	BMI LoM Price Forecast
Financial Outcomes (PRE-TAX)
NPV (8%)	US$ ‘000	2,712,690	3,374,013
IRR	%	24.2	28.9
Payback Period (undiscounted)	years	4.3	3.2
Financial Outcomes (POST-TAX)
NPV (8%)	US$ ‘000	1,554,461	1,978,007
IRR	%	19.7	23.4
Payback Period (undiscounted)	years	4.7	3.6

A sensitivity analysis, as shown in Figure 2, has been conducted assessing the impact of variations in capital cost, operating cost, lithium carbonate selling price and reagent pricing (lime, limestone and sulphur). Each variable is assessed in isolation to determine the impact on NPV and IRR.

Figure 2 - Sensitivity Analysis Summary – Base Case

The Alternative Case represents less than 50% of the combined Falchani and Ocacasa 4 concession. The Alternative Case shares the identical initial capital outlay as per the Base Case while realizing a reduction in LoM capital requirements due to the reduced throughput and plant capacity. The economic outcomes of the Alternative Case are presented in Table 10. An average throughput rate of 2,421,780tpa producing 33,842tpa of product is projected for the Alternative Case. As with the Base Case, two pricing models, a three-year trailing average price and forecast based price, have been assessed in the model. The analysis has revealed a post-tax NPV of US$ 844m with an IRR of 18.8% and a post-tax payback period of 4.6 years based on a trailing average LoM price of US$ 12,000/t. The BMI price forecast model realises and improved Falchani Project value with a post-tax NPV of US$ 1.14bn with an IRR of 23.0% and a post-tax payback period of 3.6 years.

Table 10 - Discounted Cashflow Summary – Alternative Case

Description	Units	Trailing Average LoM Price US$ 12,000/t	BMI LoM Price Forecast
Financial Outcomes (PRE-TAX)
NPV (8%)	US$ ‘000	1,514,083	1,972,281
IRR	%	23.5	28.7
Payback Period	years	4.2	3.1
Financial Outcomes (POST-TAX)
NPV (8%)	US$ ‘000	843,766	1,144,548
IRR	%	18.8	23.0
Payback Period	years	4.6	3.6

A summary of the life of mine cash flows for Base Case and Alternative Case are presented in Table 11 and Table 12, respectively.

Table 11 – Discounted Cashflow – Base Case

Table 12 – Discounted Cashflow – Alternative Case

Macusani Uranium Project

The description in this section of the Macusani Project (the “Macusani Project”) is based on the Macusani Project’s technical report: “Macusani Project, Macusani, Peru, NI 43-101 Technical Report – Preliminary Economic Assessment”, with an effective date of January 12, 2016 (the “Macusani Technical Report”), ”), together with certain updates since the date of the Falchani Macusani Report. The report was prepared for us in accordance with NI 43-101 by Mr. Michael Short BE (Civil Eng), CEng FIMMM, FAusIMM(CP), FIEAust CPEng, and Mr. Thomas Apelt BEng, PhD (Chem Eng), CEng MIChemE, MAusIMM(CP) of GBM Minerals Engineering Consultants Limited; Mr. David Young BSc (Hons), FGSSA, FSAIMM, FAusIMM, Pr Sci Nat, of The Mineral Corporation (“TMC”); and Mr. Mark Mounde B.Eng., CEng MIMMM, of Wardell Armstrong International Limited; all qualified persons within the meaning of NI 43-101. The following description has been prepared under the supervision of Ted O’Connor, Director and Technical Advisor of the Company who is a qualified person within the meaning of NI 43-101, but is not independent of us. All currencies used in this summary of the Macusani Technical Report are in United States dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Macusani Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Macusani Technical Report in its entirety to fully understand the Macusani Project. You can download a copy from Plateau’s SEDAR profile (www.sedar.com).

See also “General Development of the Business – Subsequent Events to February 28, 2021” for additional updates and activities on the Falchani Project.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Macusani Project Description, Location and Access

Following the acquisition of Plateau, the Company has several uranium prospects on the Macusani plateau with concessions being held by Plateau’s Peruvian operating company subsidiary, Macusani Yellowcake S.A.C., formerly Global Gold and Minergia S.A.C. (“Minergia”). Macusani Yellowcake Inc. and Azincourt Uranium Inc. (“Azincourt”) announced in September 2014 that they had completed the acquisition by Macusani Yellowcake Inc. of Azincourt Uranium Inc.’s adjacent uranium properties located on the Macusani Plateau. Under the terms of the transaction, Macusani Yellowcake Inc. acquired 100% of Azincourt’s Peruvian subsidiary, Minergia. Arising from this transaction, there was a consolidation of mining concessions within the MPA. Macusani Yellowcake Inc. has been actively exploring in the Macusani area since 2007, and on April 30, 2015, Macusani Yellowcake Inc. changed its name to Plateau Uranium Inc. The main properties considered in the Macusani Technical Report are the Colibri, Kihitian and Isivilla complexes (collectively, the “Complexes”) which are located in southeastern Peru approximately 650 km south east of Lima and 20 km northwest of the nearby town of Macusani.

From an internal government administration arrangement, Peru is divided into 24 “Departments”, each of which is subdivided into provinces and districts or regions. The Plateau concessions are located in the Carabaya Province which is a province of the Department of Puno in the south-eastern part of Peru. The Carabaya Province is divided into ten districts or regions. It is bounded to the north by the Madre de Dios Region, on the east by the Sandia Province, on the south by the provinces of Azángaro, Melgar and Putina and on the west by the Cusco Region. The capital of the province is Macusani.

The Macusani Project is approximately 650 km south east of Lima and the Interoceanica Highway passes directly to the east. The Interoceanica Highway is a system of sealed roads that link the ports of San Juan and Ilo, on the western coast of Peru, to the western region of Brazil, via the Andes. The nearest towns to the Macusani Project are Macusani, 25 km to the southeast of the Macusani Project area, and Corani, 14 km to the northwest of the Macusani Project. Two unpaved roads connect the Macusani Project to the Interoceanica Highway, one via Tantamaco, and the other via Macusani. This highway links up to regional logistics infrastructure, including the national road network, Juliaca and other airports, and Ilo (Callao) shipping port.

The closest airport to the Macusani Project area is Juliaca, situated approximately 220 km to the south. This airport is in good condition and receives numerous daily flights from Lima and Cusco. There are currently no electricity supplies or telephone communication networks in any part of the concession areas besides those supplying the villages of Tantamaco and Isivilla, and there are high voltage mains adjacent to the Macusani Project. The Macusani Project includes the mining concessions listed below.

Table 13 - Mining Concessions

The main legislation governing the mining sector is the General Mining Law of Peru gazetted in June 1992 with subsequent amendments. Concessions are granted by the MEM for exploration, exploitation, beneficiation, auxiliary services and transportation. No concession is required for reconnaissance, prospecting or trading. A mining concession grants its holder the right to explore and exploit minerals within its area and the key characteristics include:

•	Concessions are exclusive, freely transferable and mortgageable;
•	Location is based on a UTM grid system of minimum 100 ha to 1,000 ha;
•	Granted on a first-come, first served basis;
•	Indefinite term but with restrictions and an objective based criteria;
•	Single annual fee payable. Fee structure based on scale of operations and duration of ownership; and
•	Access to the property must be negotiated with surface landowners.

An injunction restoring concession title, rights and validity has been granted by judicial resolution for three of the four concessions incorporated in the mine plan for the Macusani Project PEA, and the rights have been restored to the Company. Six concessions total contain mineral resources, of which two are not included in the Macusani Project PEA, which is filed under Plateau’s profile on SEDAR at www.sedar.com.

Please refer to the Cautionary Note Regarding Concessions section included in this AIF and wording in the Falchani section above which contains details on the Process relating to 32 of the Macusani concessions.

The properties comprising the Macusani Project are currently not subject to any royalties and it is not yet defined in Peruvian legislation whether a government royalty would be payable, nor its value for uranium extraction. Peruvian royalties are an administrative charge that would be payable to the Puno Department for extracting uranium that is sold. The law with respect to other metallic and non-metallic mineral resources allows the deduction of certain costs and expenses such as indirect taxes, insurance, freight, among others and royalties may be considered for tax purposes as a cost of the mineral that is sold. Part of the transferal of the Corachapi property to Global Gold was the assumption of a pre-existing net smelter royalty obligation of 1% of gross proceeds less milling costs to Mining Investments Limited by Contact Uranium Limited. Additionally this concession is currently outside of the Macusani Technical Report.

History

Macusani Yellowcake Inc. was a Canadian uranium exploration and development company that had been actively exploring on the Macusani Plateau since 2007. The company was incorporated in November 2006 and owned a 99.5 % interest in the Peruvian concessions of Global Gold. Macusani Yellowcake Inc. acquired additional properties through the acquisition of Contact Uranium/Ram Resources’ concessions in June 2009, and Solex Resources Corp/Frontier Pacific Mining Corporation’s concessions in June 2012. In 2007, Cameco Corporation (and its wholly owned subsidiary Cameco Global Exploration Limited) (“Cameco”) entered into a joint venture with Vena Resources Inc. (“Vena”) with the objective of jointly exploring for uranium in Peru. Minergia was formed as the joint venture vehicle, with Cameco providing the funding and Vena undertaking the exploration management. The ownership was founded on 50 % shareholding in favour of each party. Azincourt entered into a definitive share-purchase agreement with joint-venture partners Cameco and Vena to acquire full ownership of Minergia, with the acquisition being completed in January 2014. Macusani Yellowcake Inc. and Azincourt announced in September 2014 that they had completed the acquisition by Macusani Yellowcake Inc. of Azincourt’s adjacent uranium properties located on the Macusani plateau. Under the terms of the transaction, Macusani acquired 100% of Azincourt’s Peruvian subsidiary, Minergia. Arising from these transactions, there was a consolidation of mining concessions. In April 2015, Macusani Yellowcake Inc. changed its name to Plateau Uranium Inc.

In 1975, uranium and nuclear activities in Peru were placed under the control of the Instituto Peruano de Energia Nuclear (IPEN). A five-year exploration plan (1976-1981) was initiated with the aim of identifying and developing resources in the country.

The Macusani East area was the most studied area in southern Peru by IPEN. After IPEN discovered the first 60 uranium showings in 1978, systematic radiometric prospecting and trenching were carried out over an area of approximately 600 km2, culminating in the discovery of numerous additional uranium showings. From mid-1977, a long term United Nation Development Programme/International Atomic Energy Agency (UNDP/IAEA) project was initiated consisting of regional reconnaissance over selected areas. The results of most of the work were negative except for those from a car-borne radiometric survey of the Puno Basin where a significant discovery was made near Macusani in the southern Cordillera Oriental, north of Lake Titicaca. Anomalies were found in the volcanic and interbedded sediments of the Upper Tertiary age Macusani volcanics and the Permian age Mitu Group. In the same exploration phase, additional anomalies were located to the south southwest near Santa Rosa in Tertiary age porphyritic rhyolites and andesites. These (and other discoveries in the Lake Titicaca region) concentrated the exploration in the area. A helicopter spectrometric survey of selected areas was completed in 1980 in Muñani, Lagunillas and Rio Blanca as an IAEA/IPEN project and a fixed wing survey was completed in an adjacent area by IPEN. Numerous uranium anomalies were discovered.

The Corachapi complex covers the largest radiometric anomaly that was outlined by IPEN during its work in the 1980s. A ground-based radiometric survey was undertaken to guide the drilling over these anomalies. Initial exploration was by means of samples collected from 77 trenches cut across the strike of mineralization at 50 m to 100 m intervals. Contact Uranium undertook a drilling campaign beginning in 2007 which comprised some 193 diamond drillholes. Global Gold subsequently drilled a further 26 drillholes. All holes were drilled to a depth of approximately 50m, bringing the current status of drilling to 11 818m from 219 drillholes. TMC prepared a Mineral Resource estimate based on those drillholes for which completed analytical data was available, totalling 210 holes.

Global Gold delineated potential uranium anomalies through a combination of regional geological understanding and surface radiometric data from the work of IPEN in the 1970s and 1980s. A ground radiometric survey was completed over the complex in 2007. The reading of anomalous values over an area of 4 800m by 600m peaked at 10 000 counts per second (cps). Global Gold then undertook structural mapping which assisted the structural understanding of the area. A diamond drilling programme was initiated in April 2007 on the target area identified by the ground radiometric anomalies. The initial drilling focus was on Colibri II & III, and subsequently extended onto Tupurumani, and to date 127 diamond drillholes have been drilled.

During the IUREP project, trenching and limited underground audits were developed at the Chilcuno Chico deposit within the Kihitian complex. Contact Uranium did not undertake any exploration work. After acquiring the concession from Contact Uranium, Global Gold undertook a ground-based radiometric survey to guide the exploration drilling. The audits at Pinochio were resampled and drilling was undertaken at the Chilcuno Chico and Quebrada Blanca Deposits and by August 2012, 8104m had been drilled. Minergia undertook drilling on the Tantamaco and Tuturumani Deposits on the basis of the results of ground radiometric surveys.

The Calvario I and Puncopata deposits fall within the Triunfador I mining concession. This concession was explored extensively by Solex Resources Inc. (“Solex”), between 2000 and 2012. Solex undertook drilling campaigns at the Calvario I and Puncopata deposits which comprised 92 diamond drillholes. During Solex’s exploration campaign, they undertook an airborne radiometric survey. This exploration data has been incorporated into the recent drilling work and in combination forms a basis for the Mineral Resource estimates for the Calvario I, Puncopata, Calvario Real and Isivilla deposits described within this report. A total of 36 core boreholes were drilled at Isivilla and Calvario Real within the Lincoln XXXI mining concession. Initial exploration work for the Calvario II deposit was undertaken by Solex. The drilling was undertaken by Frontier Mining, a joint venture between Frontier Pacific and Solex. A total of 32 drillholes from 8 platforms were drilled at the Calvario II deposit, totalling 2 433 m. Exploration at the Calvario III deposit was undertaken by Solex, and encompassed the drilling of 85 diamond drillholes on 23 platforms, totalling 5,425 m. In 2006, Vena Resources Inc. (“Vena”) drilled 8 diamond drillholes at the Nueva Corani deposit, totalling 679 m. From 2007 to 2010, Minergia drilled 48 diamond drillholes at Nueva Corani totalling 6,282 m. The exploration database for the Corani complex comprises lithological, sampling, topographical and drillhole survey data. All drillhole and topographic surveys were assumed to be based on PSAD56. A high resolution topographic survey of the area was available. To date, a total of 174 diamond drillholes have been drilled over the Complex totalling 14,628 m.

Previous exploration on the Agaton, Sayaña West and Sayaña Central deposits was conducted by Solex through drillhole drilling. On Agaton, a total of 52 drillholes from 12 platforms were drilled, totalling 2,300 m of drilling. The Sayaña West drilling programme comprised 34 drillholes drilled from 9 platforms. A total of 2,245 m of drilling was completed. Drilling on Sayaña Central concluded with a total of 94 drillholes totalling 8,465 m being drilled. These were drilled from 26 platforms. Agaton, Sayaña West and Sayaña Central database includes collar, survey, lithological and assay data.

Geological Setting, Mineralization and Deposit Types

A common geological feature of most mountainous belts in the world is that they are usually structurally and stratigraphically complex. In the Puno region of Peru mainly Paleozoic sediments (520-250 Ma old) that were formed on the western Brazilian Craton have been highly deformed by thrusting and folding due to the westward movement of the South American tectonic plate (Brazilian Craton) over-riding the Pacific tectonic plate (Nazca Plate) along the western margin of the Americas over the last ±150 Ma. This occurred with the breakup of the Americas from the African and European continents, and the development of the Atlantic Ocean. The tectonic history has led to the older sediments being bounded by westward dipping thrusts, intense folding and intrusions of dykes, batholiths and being affected by volcanic activity at various times. The Andes represents a large anticlinorium complicated by a series of faults and intrusions, with the flanks of this superstructure are made up of the coastal Mesozoic and eastern Palaeozoic belts. The Andes represent the Late Tertiary and Quaternary rejuvenation by block faulting of an eroded early Tertiary folded mountain range which occupied the axis of Palaeozoic and Mesozoic geosynclines. Topographically the mountains consist of a central dissected plateau, the Intermontane Depressions and Altiplano enclosed by narrow ranges, the Western Cordillera and the Eastern Cordillera.

In the area of interest, late Tertiary tuffs, ignimbrites and associated sediments are preserved in a northwest-southeast trending graben. Much of the Early Tertiary and Mesozoic cover was eroded prior to deposition of the pyroclastics so they were deposited in part directly on the Palaeozoic rocks including Late Palaeozoic intrusives (Hercynian granites) and extrusives (Mitu volcanics). The known uranium occurrences in the Macusani region identified by International Uranium Resources Evaluation Project Mission (IUREP) are associated with these Pliocene and Miocene epoch Quenamari Formation tuffs, ignimbrites and interbedded sediments. Other uranium mineralization was indicated by IUREP to be hosted in acidic volcanic rocks of rhyolite composition that cover large areas of the Macusani Plateau in horizontally bedded formations from surface to a depth of about 100 m but these appeared to be lenticular or confined to fracture zones. The geological map of the area indicates that the area of interest is underlain by rocks of the Neogene Period, Quenamari Formation (dated between 22.5 Ma to 1.8 Ma). The youngest rocks (Pliocene Epoch) are known as the Yapamayo Member and these outcrop over most of the Macusani Project area. The older Sapanuta and Chacacuniza Members (Miocene Epoch) underlie the Yapamayo Member. Subdivision of the members into units reflecting separate eruptions was not completed by Global Gold’s geologists.

The host rocks and potentially economic material (“PEM”) are composed of an acidic tuff with pyroclasts of size 60 mm to sub-macroscopic. The main minerals constituting the tuff are quartz, orthoclase and plagioclase in a groundmass of amorphous glass. Crude bedding is evident in some outcrops, and is based on “strata” containing larger and smaller pyroclasts. Overall the uranium mineralization is interpreted to be hosted in a flat dipping acidic tuff. Uranium mineralization is observed in these pyroclastic host rocks, and at a local scale is found concentrated along fractures and disseminated into the surrounding host rock. Zones in which the uranium mineralization (either fracture and / or dissemination) is more concentrated, are identifiable by analysing uranium distribution profiles in drillhole core, and are occasionally observable in outcrop. These mineralised zones, referred to locally as “Mantos”, typically have a horizontal or sub-horizontal orientation, and can vary from several metres to tens of metres in thickness. Various samples of rhyolite outcrop with differing amounts and styles of mineralization were taken on the 2008 and 2011 site visits, from the Colibri complex and Kihitian complex respectively, and analyses via optical petrography and under a scanning electron microscope were undertaken. The visible uranium mineralization present was found to be in the form of meta-autunite [Ca(UO2)2(PO4)2.6-8H2O], a bright yellow mineral. No other forms of uranium mineralization were identified and a black amorphous mineral, sometimes associated with the meta-autunite and previously considered to be pitchblende, was found to be a manganese oxide of the romanechite-cryptomelane-hollandite group. The biotite present was found to be a primary constituent of the acid volcanic, and not a product of subsequent alteration. The petrography of the samples analyzed indicates that the acid volcanics (crystal lapilli tuffs) can have varying composition from rhyolite to dacite to latite which supports the likely presence of stratigraphic layering of the volcanic pile. The style of mineralization within fractured acidic pyroclastics is not a common form of uranium mineralization. The main uranium mineral present is meta-autunite concentrated as disseminations and sometimes massively along fractures. Hence the exploration is based on ground radiometrics followed by evaluation drilling over the potential host rocks of the mineralization.

Exploration

Uranium exploration activities in Peru were initiated on the back of the work of IPEN in the 1970s and 1980s. Uranium anomalies were found near Macusani in the Upper Tertiary volcanics and the Permian Mitu Group by the UNDP/IAEA project. The typical exploration rationale for the Macusani region involves the delineation of potential uranium anomalies through a combination of regional geological interpretation and surface radiometric techniques in order to delineate targets for further investigation through drilling. Global Gold conducted ground-based radiometric surveys from a hand-held scintillometer over large portions of its properties (including Colibri II & III and Kihitian; and supported by the previously drilled data from Triunfador I by Frontier Pacific) as a guide for its drilling programmes.

During 2006 and under the management of Vena, radiometric readings from a hand-held scintillometer at 1 785 individual stations as well as 564 Alpha cup readings of radon gas were collected from their concessions. In addition, 44 surface samples were collected from various IPEN showings for target identification and 169 petrographic samples were prepared and examined. In 2007, Minergia collected 10 301 additional radiometric readings at various concessions in the Macusani area for target identification. In addition, 14 petrographic samples were prepared and examined. The 2009 - 2010 drilling campaign resulted in the completion of 65 additional drillholes and a total of 12,316.8 m of drilling. In addition, 155 petrographic samples were prepared and examined. The 2011 drilling campaign resulted in the completion of 62 additional core holes for a total of 11,107 m. The total amount of drilling undertaken on the Minergia properties since 2006 is 232 core holes for a total of 37,958 m. The current areas explored via drilling and sampling that have allowed delineation of Mineral Resources are relatively small compared to the total mining concession footprint that is underlain by the Quenemari Formation rocks. Further radiometric surveys and geological interpretations of the un-explored mining concession areas are required to delineate potential additional targets for drilling and sampling.

Drilling

The drilling in the Complexes over the deposits was mainly done from a series of platforms, with anything from five to nine drillholes being drilled radially from each platform due to drill site access limitations. Some deposits, for example Tantamaco and Corachapi, were drilled from a series of regularly spaced drill lines of single holes.

Corachapi complex

Diamond drilling was initiated in 2007 by Contact Uranium over the Corachapi complex, on target areas identified by ground radiometric surveys. Contact Uranium drilled 193 drillholes amounting to a metreage of more than 10,000 m. Global Gold drilled an additional 26 drillholes bringing the total drilling to 11,818 m from 219 drillholes as detailed in Table 14 below.

Table 14 - Drilling Summary – Corachapi complex

The results of 210 of these 219 holes were employed in the estimation of the Corachapi Mineral Resources.

Colibri complex

The Mineral Resources for the Colibri II & III and Tupuramani deposits are based on 149 diamond drillholes, which represent some 12,673.2 m of drilling from 32 platforms. The drilling statistics are shown in Table 15 below.

Table 15 - Drilling Summary – Colibri complex

The mineralization is interpreted to be constrained by flat lying zones which dip gently to the northeast, and as a result the orientation of drilling relative to the mineralization is different in each direction. This was accounted for in the Mineral Resource estimates by calculating composites which are of equal length relative to the plane of the mineralized zone.

Kihitian complex

Diamond drilling programmes were initiated in 2007 by Global Gold over the Chilcuno Chico and Quebrada Blanca deposits and by Minergia over the Tantamaco and Tuturumani deposits, on target areas identified by ground radiometric surveys. Global Gold drilled 136 drillholes and Minergia drilled 139 drillholes. The drilling summary is shown in Table 16.

Table 16 - Drilling Summary – Kihitian complex

Isivilla complex

The original drilling programme for the Puncopata and Calvario I deposits was undertaken by Frontier Pacific. A total of 96 diamond drillholes have been completed from 5 and 13 platforms at the Puncopata and Calvario I deposits respectively. Within the Calvario I deposit, a total of 58 validated drillholes were accepted by Global Gold. Within the Puncopata deposits, a total of 34 drillholes were accepted. The Calvario Real prospect was evaluated through 1,628 m of drilling in 9 drillholes. The drilling summary is shown in Table 17.

Table 17 - Drilling Summary – Isavalla complex

Prior to 2011, only minimal drilling of the Isivilla deposit comprising 7 drillholes totalling 617 m had been carried out. In 2011, a total of 2,980 m was drilled through 20 additional holes. This drilling identified mineralization that stretches through the southern and central parts of the Isivilla prospects from surface to a depth of 80 m.

Corani complex

Diamond drilling programmes were initiated in 2006 by Vena at the Nueva Corani deposit, totalling 679 m, then from 2007 to 2010 by Minergia, drilling 48 diamond holes totalling 6,282 m. The drilling on the Calvario II and Calvario III deposits was undertaken by Frontier Mining. The drilling summary is provided in Table 18.

Table 18 - Drilling Summary – Corani complex

Sayana Complex

Diamond drilling programmes were conducted by Solex over the Agaton, Sayaña West and Sayaña Central deposits. A total 180 drillholes were drilled as detailed in Table 19.

Table 19 - Drilling Summary – Corani complex

Sampling, Analysis and Data Verification

The data which informs the Mineral Resource estimates can be grouped into three populations with respect to the sample preparation, analyses and security protocols. The first population of data is that which has been generated exclusively through the exploration efforts of Global Gold. The second population is that which has been generated through the exploration of Minergia, and acquired by Plateau in the merger between Macusani Yellowcake Inc. and Azincourt. The third population is that data which was obtained through the merger with Contact Uranium. Contact Uranium was the predecessor of RAM Resources Limited. Macusani Yellowcake Inc., through Global Gold, acquired the concessions from RAM Resources. The concessions were transferred to Global Gold on 18 June 2009. The description of the sample preparation, analyses and security protocols have thus been grouped in the same way.

Global Gold Data

The sample preparation, analysis and security protocols for the Global Gold data are pertinent to the Colibri II & III, Tupuramani, Chilcuno Chico and Quebrada Blanca deposits is included in this section. Sampling was from the whole core over the entire length of the drillhole. Individual samples varied from a minimum of 0.25 m to a maximum of 2.0 m with a mean of 0.9 m. Selection of the length to sample was based on visual observation of the mineralization and assisted by radiometric measurements. Core from these deposits was scrutinised on the 2010 and 2013 visit, and in both cases the quality of the core recovered was very good. Sample preparation occurred on site at a mobile field station which was located close to the drill rigs and relocated periodically. Once logged and photographed, the entire core identified for sampling was placed into a sampling bag. Sample depths were recorded together with a basic geological description on a sampling reconciliation log. This log was later captured into an Excel spreadsheet. Quality control samples in the form of standards were inserted at the permanent field office located in the village of Isivilla. These standards, as well as others, were prepared by Global Gold and certified by ALEPH Group & Asociados S.A.C., Metrologia de las Radiaciones by having check analyses of the standards completed at the CIMM Perú S.A. (CIMM) laboratories in Lima. Sample preparation and analysis was carried out through the CIMM Laboratory - Lima. The procedures described below are true for approximately 78 % of the sample database, the remainder of which (22%) were processed at SGS Laboratory - Lima.

CIMM Preparation Laboratory (Julica)

The samples were weighed on delivery and given a laboratory code. Drying was completed over a 12 hour period at 100ûC. Crushing was done by two jaw crushers; the first to 6 mm and the second to 2.5 mm. Crushing was completed when the sample was 100% <2.5 mm. CIMM standards were entered into the stream after the first jaw crusher. The jaw crushers were flushed with quartz material; some of which were sent to the Lima offices for analysis on a regular basis. One certified reference material, one blank sample and two duplicate samples were incorporated into each batch of 50 samples delivered to CIMM for laboratory analytical quality assurance and control (QA/QC). These results were given to Global Gold on the analysis certificates. After homogenisation, the crushed sample was riffle split to an approximate 250 g sample that was pulverised by a ring mill. The ring mill was flushed after approximately every five samples or if there was a marked colour change in the crushed material. The preparation facility strives to have the pulverised material at 85% <200 mesh grain size. The jaw crushers, riffles and ring mills are all cleaned with compressed air and are located within sub- housings to keep contamination to a minimum. The pulverised material was entered into the LIMS system and the sample was manually homogenised. Wet samples were dried before an approximate 0.20 g aliquot (±0.02 g) sample was spooned out and digested with a mixture of HCl+HNO3+HF+HClO4 acid over a period of 8 hours. The bottles of digested material and acid were dispatched to the CIMM laboratory in Miraflores, Lima.

CIMM Laboratory (Lima – Callao)

The concentration of uranium was read from the acid digested liquid by inductively coupled plasma - mass spectrometry (ICP-MS) for abundances of 0.05 ppm to 10 000 ppm (1%). Any results greater than 10 000 ppm were re-analyzed via inductively coupled plasma - optical emission spectrometry (ICP-OES). The latter instrument would require a new acid digest to be completed on an aliquot of 0.25 g. The ICP-MS and ICP-OES equipment is calibrated daily with three appropriate standards.

SGS Laboratories

In the early stages of exploration, samples were prepared and analyzed at SGS Laboratories in Lima. At SGS, the core samples undergo two-stage crushing (6 mm and 2 mm), homogenisation and a 250 g riffled representative sample is taken. This 250 g sample is pulverized until 95 % passes a 140 mesh grain size. A 20 g aliquot of pulverized sample is taken and digested in three stages; firstly by HNO3+HClO4 acid, secondly with HF acid and lastly with HCl acid. The concentration of uranium is read from the acid digested liquid by ICP-MS for abundances of 0.1 ppm to 10 000 ppm (1%). It is noted from the SGS analytical certificates that the only QA/QC completed by SGS is duplication of approximately 10 % of the samples delivered. Neither standards nor blanks are routinely employed by SGS. Global Gold inserted standards, blanks and duplicates into the sampling streams, in addition to the QA/QC samples employed by both the SGS and CIMM laboratories themselves. The Macusani Technical Report contains the overall statistics for the QA/QC samples. A total of 4,550 QA/QC samples were submitted, representing 13% of the total.

Solex Data

The sample preparation, analysis and security protocols for the Solex data are pertinent to the Calvario I, Puncopata, Calvario II, Calvario III, Sayaña West, Sayaña Central and Agaton deposits. TMC has not observed the sampling methodology employed by Solex. However, Solex’s Calvario I summary (Solex Resources, Drilling Report for the Triunfador Project. Internal unpublished Report, page 27 (the “Solex Data”)) indicates that full core sampling was done, at least for the 72 holes drilled in 2006 and 2007. The lithology in which the Solex drilling was undertaken is the same as that which Global Gold had drilled though in generating their exploration data. TMC considers that it is likely that the sample recovery would have been acceptable. The sample quality is also likely to have been acceptable, as whole core sampling was undertaken. TMC has not observed any of the sample preparation, assaying or analytical procedures undertaken for the Solex Data. TMC has had access to the electronic archive, and scans of drillhole logs indicate that for each drillhole, the following work was undertaken / recorded:

•	Detailed sample, lithological descriptions;
•	Core recovery;
•	Core angle;
•	Count per second scintilometer results at 5 cm increments; and
•	Core photographs.

It is understood that the samples were analyzed by ALS Chemex, Vancouver. Five scanned assay certificates have been retained by Global Gold, which confirm this. Limited information on the sample preparation, security and analytical procedures undertaken by Solex is available. The analytical results from Solex should therefore be treated with caution. TMC is of the view that the analytical data is only suitable for informing Mineral Resource estimates in the Inferred category, provided other evidence for the mineralization can be identified. TMC recommends that Global Gold undertake a modest validation drilling programme in order to validate the dataset more comprehensively, and enable their use in the Measured and/or Indicated Mineral Resource categories, as was completed for the Corachapi deposit.

Minergia Data

The sample preparation, analysis and security protocols for the Minergia data are pertinent to the Tantamaco, Tuturumani, Isivilla, Calvario Real and Nueva Corani deposits. They are based on descriptions by Henkle W.R. Jr. (the “Henkle Report”) and a QA/QC report prepared by Cuba and Del Carpio (the “Cuba Report”). Half core sampling was carried out with individual sample lengths varying from a minimum of 0.25 m to a maximum of 2.0 m. Selection of the length to sample was based on visual observation of the mineralization and assisted by radiometric measurements. Prior to the logging of the drillholes a technician checked the core boxes to make sure that there were no errors in the depth indicators that were inserted after every drill run. The core recovery in each drill interval was then calculated and the box labels were checked as being correct and legible before the core was handed over to be logged and sampled. No information on core recovery is provided by the Henkle Report. During sample cutting by a diamond saw and bagging, care was taken to appropriately represent the correct length from which the core was sampled. During the core logging process, which includes scintillometer measurements, fluorescent screening and geological evaluation, the logging geologist marked the sections of core to be assayed and flagged the higher grade sections of core to be manually split. This was in order to minimize potential mineral grain loss during routine core sawing which uses water as a coolant. Drill samples for assay were taken by cutting the drill core longitudinally with a diamond saw and the mud from the cutting operation was placed in the appropriate sample bags. Before shipment of samples to the CIMM sample preparation laboratory in Juliaca, a record of each consignment, sequence numbered samples, catalogues and details of each shipment were kept. The samples were secured with security seals and sent after sample transport requisition protocols had been followed. The samples were accompanied by a Minergia geologist, and the CIMM personnel receiving the samples confirmed that the number of samples corresponded to the sample submission form.

Minergia inserted standards, blanks and duplicates into the sampling batches analyzed at the CIMM laboratory. A total of 1,044 QA/QC samples were submitted, however, there are a number of QA/QC samples for which there are no analytical results or incomplete data has been provided. These samples have been excluded from the QA/QC dataset. Of the 1,044 samples, only 548 representing 4% of total samples analyzed are considered suitable as QA/QC data. Although the analytical methods and protocols for the samples sent to CIMM were not verified by the Qualified Person, the descriptions given by the Henkle Report match what was observed by the Young Report 2011 and, as such, are accepted. Based on the sample preparation and analytical protocols employed at CIMM, and the sample security protocols described by Minergia, these attributes can be stated as adequate for the estimation of Mineral Resources. The error deviation indicates the slight under-reporting by CIMM is not material to the reporting of Indicated and Inferred Mineral Resources, but may preclude the reporting of Measured Mineral Resources.

Data Verification

Corachapi complex

Data verification procedures and results for the Corachapi complex and the Colibri complex are documented in Young Report (2011). As these Mineral Resources are unchanged, the specific information relating to the data verification can be located in this reference.

Kihitian complex

TMC has visited the Chilcuno Chico and Quebrada Blanca deposits and the authors of the Henkle Report undertook a visit to Tantamaco. TMC is of the view that on the basis of the descriptions in the Henkle Report, and our review of the exploration data, it would seem reasonable to interpret that these deposits have the same geological setting and mineralization characteristics as those already modelled by TMC. TMC has therefore relied on the data verification undertaken by the authors of the Henkle Report, in addition to requesting that independent samples analyses be carried out. Henkle and Associates verified the locations of select diamond drillholes. Henkle and Associates reviewed structural and lithological features both in outcrop and in the various core samples, and the lithological descriptions of the core with the geologists who logged it. They were satisfied that the descriptions were sound. They also reviewed the sample selection and security procedures with the field geologists and exploration management and were satisfied as to their adequacy. Henkle and Associates reviewed the data accumulated by Minergia as well as that collected during the site visits. A check analysis programme was instituted as part of its data validation and 159 samples of pulps and rejects were taken together with standards, duplicates and blanks and sent them to the Saskatchewan Research Council laboratory in Saskatoon, Canada. The comparison of the Saskatchewan Research Council results with the CIMM laboratory indicates that there is an acceptable correlation between the laboratories. TMC requested that duplicate analytical checks on 22 randomly selected duplicate crushed core rejects, from Tantamaco and Tuturumani be completed. The re-analysis of samples is not intended as a QA/QC measure, but rather as a check that uranium mineralization is present in similar abundances as is indicated in the sample database, as a means of testing the database for errors as well as ensuring that the tenor of mineralization exists. A reasonable co-incidence between sample result and re-analysis is illustrated.

Isivilla complex

David Young and Stewart Nupen visited only the Calvario I deposit within the Triunfador concession (Solex Data) in March 2013. The collar locations of two drillholes were observed and independent samples taken from Global Gold’s storage facility in Macusani. No core or outcrop was examined. No site visits have been made to the Calvario Real and Isivilla deposits (Minergia data) and reliance is placed on the recent visit to the deposits in the Henkle Report. No site visit has been made by TMC to the Puncopata deposits. Henkle and Associates reviewed structural and lithological features both in outcrop and in the various core samples, and the lithological descriptions of the core with the geologists who logged it. They were satisfied that the descriptions were sound. They also reviewed the sample selection and security procedures with the field geologists and exploration management and were satisfied as to their adequacy. TMC has not reviewed any geological information for the Solex Data in this mining concession. The outcrops noted in the brief visit to Calvario I indicate it is underlain by similar rhyolite lavas to the other deposits. In 2013, TMC visited Global Gold’s storage facility in Macusani, and selected 14 sample bags containing reject crushed core sample material for re-analysis. In 2015, a total of 15 samples were selected by TMC by random choice directly from the assay results of the new areas of Calvario Real and Isivilla which were not visited and the reject crushed core sample material on site sent for re-analysis. In both cases, subjects for re-analysis were a mixture of samples with reportedly high, medium and low uranium grades. The results of the re-analysis are shown. The verification procedures for the Calvario I and Puncopata deposits were limited by the fact that the drilling was undertaken on behalf of Solex by a third party that is no longer active. No drillhole core is available as a result of full-core sampling. TMC considered the following factors in concluding the data is suitable for Mineral Resource estimates for at least the Inferred category:

•	The well-ordered and reasonably comprehensive nature of the dataset;
•	Core photographs;
•	Correlation of the mineralization in core with the radiometric anomaly;
•	The data verification; and
•	The results.

Corani complex

TMC has visited the Calvario II and Calvario III deposits. The authors of the Henkle Report undertook a site visit to the Nueva Corani deposit. TMC is of the view that on the basis of the descriptions in the Henkle Report and TMC’s review of the exploration data, it would seem reasonable to interpret that these deposits have the same geological setting and mineralization characteristics as those already modelled by TMC. Henkle and Associates reviewed the data accumulated by Minergia as well as that collected during its site visits. There was no detail pertaining to the data collected during the site visit. TMC requested duplicate analytical checks on 17 randomly selected duplicate crushed core rejects, from Calvario II, Calvario III and Nueva Corani, for re-analysis and the Macusani Technical Report summarizes the results of this re-analysis and illustrates a reasonable correlation between the original sample result and its re-analysis.

Sayana complex

TMC has not visited the Sayaña and Agaton sites (Solex Data). TMC requested duplicate analytical checks on 16 samples, from Sayaña West and Sayaña Central, for independent analysis and the Macusani Technical Report summarizes the results of this re-analysis and illustrates a reasonable correlation between the original sample result and its re-analysis. Samples from the Agaton area were not available for re-analysis.

Mineral Processing and Metallurgical Testing

Metallurgical testing to date has been primarily on samples from the Colibri complex. Bottle roll testwork (“BRT”) suggests the Kihitian complex and Corachapi complex PEM is very similar to the Colibri complex PEM. Whilst fewer testwork results are available for the Isivilla complex PEM, it is assumed that it is also similar to the Colibri PEM. Therefore, column leach test results from samples from Colibri are assumed for this level of study to be applicable to the Kihitian, Corachapi and Isivilla PEM. In future, further metallurgical testwork on representative samples of each individual PEM body will be required to validate this assumption to meet the technical and financial accuracy requirements of a Feasibility Study. Testwork that has been completed for the Macusani Project to date includes bottle roll leach tests, column leach tests, ion exchange, solvent extraction and precipitation, grade confirmation, size by size assay, mineralogy, residue neutralisation, site water quality, and rock compression tests. The metallurgical processing testwork that has been conducted to date can be grouped into six phases. The testwork listed in Table 20 was completed predominantly on samples from Colibri Complex. The Minergia testwork was conducted on samples from the Isivilla Complex. Any other exceptions are stated.

Table 20 - Completed Testwork Summary

Item	Date	Company	Experiment	Key findings
Phase 1: Initial bottle roll tests
1	Dec 2007	TECMMINE	Leach-bottle roll	Acid consumption: Bottle roll: 33 kg/t - 40 kg/t; Extraction: Bottle roll: 26% - 39%
2	Apr 2008	TECMMINE	Leach-bottle roll	Acid consumption: Bottle roll: 28 kg/t, Column: 14.5 kg/t - 17 kg/t; Extraction: Bottle roll: 58% - 99%, Column: 84% - 99%; Pretreatment increases early but not overall extraction.
Phase 2: Initial column leach, SX and IX tests
3	May 2009	TECMMINE	Leach-column	Acid consumption: 5-9-13 kg/t for sizes 3-2-1’; Extraction: 78% - 81% - 80%; U distribution: 70 % U in +1 mm; Kinetics: 1-2’ similar, 3’ slower; Optimum size: 2’ possibly.
4	Dec 2009	TECMMINE	Solvent extraction	CYANEX 272 loading: Diluent: Kerosene; Modifier: Solvesso 100; Activator: sulfuric acid; pH: 1.0; O/A: 01; Extraction: 99%; Time: 3 min; CYANEX 272 stripping: O/A: 2.5; Extraction: 56%; Stages: 1; Time: 3 min; NaCO3 soln: 0.5M;
5	Dec 2009	TECMMINE	Solvent extraction	ALAMINE Loading: Diluent: Kerosene; Modifier: Solvesso 100; Activator: sulfuric acid; pH: 1.0; O/A: 1; Extraction: 98%; Stages: 3-4; Time: 1.5 min; ALAMINE stripping: O/A: 4-5; Extraction: 97%; Stages: 1; Time: 1-2 min; NaCO3 soln: 12%;

Item	Date	Company	Experiment	Key findings
6	2009	TECMMINE	Solvent extraction	D2EHPA loading: PLS tenor: 105 ppm; O/A: 1; Extraction: 90%; pH: 1.7; Stages: 3; Time: 160 min; D2EHPA stripping: O/A: 5; Extraction: 98%; Stages: 2; Time: 179 min; Acid water: 24 g/L; ALAMINE Loading: O/A: 1; Extraction: 86%; Stages: 1; Time: 1.5 min; ALAMINE stripping: O/A: 4; Extraction: 98%; Stages: 1; Time: 1.5 min; NaCl soln: 0.9M; Precipitation: 98%; Reagent: MgO
7	Mar 2010	TECMMINE	Solvent extraction	ALAMINE Loading: Diluent: Kerosene; Modifier: Solvesso 100; Activator: sulfuric acid; pH: 1.0; O/A: 1; Extraction: 98%; Stages: 3; Time: 2 min; PLS: 105 ppm; ALAMINE stripping: O/A: 7; Extraction: 98%; Stages: 2; Time: 2 min; NaCl soln: 1.2M; Precipitation: 97%; Reagent: MgO
8	May 2010	Pontificia Universidad Catolica del Peru	PEM character-isation	Natural density: 2.0 g/cm3; Simple compression strength: 3.6 to 19.0 MPa; Compressive stress: 2.0 to 32.5 MPa; Friction angle: 35.6 to 41 [0]; Cohesion: 0.120 to 0.075 MPa
Phase 3: Ion exchange screening tests
9	Sep 2010	CWENGA	Ion exchange	IX: Resin: Strong base; Stages: 2; Exhaustion: incomplete; Elution: Eluant: 4M sulfuric acid; Test status: incomplete-insufficient sample; Precipitation: Reagent: Lime and H2O2
Phase 4: Leach extraction mapping tests
10	Oct 2010	TECMMINE	Leach-bottle roll	Group 1: Grade: 10 to 6817 ppm (avg: 271 ppm); Extraction: 21 % to 99% (avg: 63%); Acid consumption: 10 to 32 kg/t (avg: 22 kg/t); Group 2: Grade: 9 to 2971 ppm (avg: 126 ppm); Extraction: 25 % to 92% (avg: 64%); Acid consumption: 11 kg/t to 23 kg/t (avg: 16 kg/t); Corachapi: Grade: 45 ppm to 6 933 ppm (avg: 618 ppm); Extraction: 31 % to 95% (avg: 73%); Acid consumption: 13 kg/t to 44 kg/t (avg: 24 kg/t);
11	2010	TECMMINE	Leach-bottle roll	Grade: 26 ppm to 19 955 ppm (avg: 943 ppm); Recovery: 54 % to 98% (avg: 86%)
Phase 5: Large column leach tests
12	Jan 2011	TECMMINE	Leach-column	Head grade: 295 ppm; Acid consumption: 10 kg/t; Height: 2.6m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 50 days; Extraction: 97%; Tail: 8 ppm; PLS tenor: 93 ppm; U dist: 60 % in >6.35 mm.
13	Jan 2011	TECMMINE	Leach-column	Head grade: 98 ppm; Acid consumption: 10 kg/t; Height: 2.5m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 50 days; Extraction: 93%; Tail: 7 ppm; PLS tenor: 30 ppm.; U dist: 69.5 % in >6.35 mm.
14	Feb 2011	CIMM	Water analysis	Total hardness: 6 mg/L - 16 mg/L
15	Mar 2011	TECMMINE	Leach-column	Head grade: 383 ppm; Acid consumption: 10 kg/t; Height: 2.6 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 45 days; Extraction: 92%; Tail: 30 ppm; PLS tenor: 143 ppm.
16	Mar 2011	TECMMINE	Leach-column	Head grade: 22 ppm; Acid consumption: 25 kg/t; Height: 2.3 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 32 days; Extraction: 72%; Tail: 6 ppm; PLS tenor: 9 ppm; U dist: 78.4 % in >6.35 mm.
17	Mar 2011	TECMMINE	Leach-column	Head grade: 22 ppm; Acid consumption: 24 kg/t; Height: 2.4 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 29 days; Extraction: 57%; Tail: 8 ppm; PLS tenor: 6 ppm; U dist: 71.9 % in >6.35 mm.
18	May 2011	TECMMINE	Leach-column	Head grade: 38 ppm; Acid consumption: 13 kg/t; Height: 2.4 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 46 days; Extraction: 85%; Tail: 6 ppm; PLS tenor: 32 ppm; U dist: 58.6 % in >6.35 mm.
19	Jun 2011	TECMMINE	Leach-column	Head grade: 27 ppm; Acid consumption: 16 kg/t; Height: 2.4 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 46 days; Extraction: 80%; Tail: 5 ppm; PLS tenor: 22 ppm; U dist: 49.4 % in >6.35 mm.
20	Jul 2011	TECMMINE	Leach-column	Lima: Head grade: 12 ppm - 36 ppm; Acid consumption: 10 kg/t - 16 kg/t (Bottle rolls: 13 - 21 kg/t); Height: 2.5 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 32 - 46 days; Extraction: 57% - 75% (Bottle rolls: 58% - 85%); Sedimentation: 0.17% - 0.25%; PLS tenor: 126 ppm - 223 ppm; Mass: 80 kg; Size: 1 - 2’. Bottle roll conditions: Size: 74 um; Time: 480 min; pH: <2; Mass: 2 kg - 5 kg; Notes: Low grade leach profile suggests disseminated/locked U, with a surge in PLS tenor mid-leach. Isivilla: Head grade: 86 ppm - 504 ppm; Acid consumption: 10 kg/t - 11 kg/t (Bottle rolls: 16 kg/t - 22 kg/t); Height: 2.5 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 45 - 50 days; Extraction: 83% - 90% (Bottle rolls: 91% - 98%); Sedimentation: 0.28% - 1.05%; PLS tenor: 1 402 – 1 430 ppm; Mass: 500 kg; Size: 1 - 2’. Bottle roll acid consumption high due to over-concentration of acid, fine-grained sample, more contact with the uranium PEM.

Item	Date	Company	Experiment	Key findings
Notes: Low grade leach profile suggests disseminated/locked U, with a surge in PLS tenor mid-leach. Isivilla: Head grade: 86 ppm - 504 ppm; Acid consumption: 10 kg/t - 11 kg/t (Bottle rolls: 16 kg/t - 22 kg/t); Height: 2.5 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 45 - 50 days; Extraction: 83% - 90% (Bottle rolls: 91% - 98%); Sedimentation: 0.28% - 1.05%; PLS tenor: 1 402 – 1 430 ppm; Mass: 500 kg; Size: 1 - 2’. Bottle roll acid consumption high due to over-concentration of acid, fine-grained sample, more contact with the uranium PEM.
21	Jul 2011	TECMMINE	Leach-column	Head grade: 85 ppm; Acid consumption: 10 kg/t; Height: 2.6 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 49 days; Extraction: 91%; Tail: 8 ppm; PLS tenor: 78 ppm.
22	Feb 2012	TECMMINE	Leach-bottleroll	10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm.
23	Feb 2012	TECMMINE	Leach-bottleroll	Graphical comparison of feed and residue elemental assays (for the 10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm)
24	Feb 2012	TECMMINE	Leach-bottleroll	Feed and residue elemental assays (for the 10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm)
25	Feb 2012	Foremost Geological	PEM character-isation	Technical report by geologist detailing mineralogy, drill assays, property maps and radiometric maps of Corachapi and Kihitian. Autenite and meta-autenite predominate U minerals.
26	Mar 2012	TECMMINE	Leach-bottleroll

Report (for the 10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm)

Leaching kinetics investigation for dynamic leach model. Two leaching kinetics were apparent and require further investigation. Qemscan analysis recommended. High tails for the slow kinetics tests. Aliquots taken every 10 mins in first hour, every 30 mins for second hour, every 60 mins for third and fourth hour, and one at 24 hours. No stirring after four hours. There maybe slight correlation for dissolution versus grade.

27	Jun 2012	PSE	Leach-column	Development of a dyamic cascade, heap leach simulation model that can manipulate particle size distribution, heap height and irrigation flux. More detailed testwork is required to refine the model.
28	Jun 2013	TECMMINE	Leach-bottleroll	Summary of bottle roll tests from Kihitian (22 tests from Pinocho1 & 2 and Chilcuno 1 & 2 (C-P) and 55 tests from Quebrada Blanca (QB)). Extraction: 60 to 99%. Acid consumption: 91 - 380 kg/t (C-P); 12 - 37 kg/t (QB). Grade ranges: 2.9 - 14.5 % U (C-P); 0.009 - 2.2 % U (QB).
Phase 6: Minergia testwork
29	Sep 2011	Cameco	Leach-bottleroll	Desktop study heap leach of whole ore. Assumed recovery of 80%. Costs estimated and assumed. Acid consumption the biggest cost. Benchmarking placed the proposed project well within its contemporaries.
30	Apr 2012	JK Tech	PEM characterisation	SAG Mill Comminution (SMC) tests conducted. A x b = 390.5, very soft; t10 = 85.3%, very soft.
31	Oct 2013	Cameco	Leach-column	Study considering tank and heap leach of scrubbed and whole ore. Grade: 260 - 570 ppm and 580 - 800 ppm. Soft ignimbrite host rock. Very porous ore. Selective comminution and tank leaching discounted in favour of whole ore heap leaching (cheaper and equivalent recoveries). Column leaching for 340 hrs achieved 98 % extraction. 95 % of maximum extraction could be achieved in 1/3rd of time. Scaling to 7 m, this equates to 70 days leaching. [Graphical inspection by GBM suggests a leach time of 140 days.] Estimated acid consumption: 7 kg/t. Estimated recovery: 80 - 90%.

Item	Date	Company	Experiment	Key findings
32	May 2015	Queen’s University	Mineralogy

Geology PhD. Hosted by extremely fractionated, peraluminous, sillimanite-andalusite-muscovite-biotite rhyolites. Main ore mineral, metaautunite, occurs in fractures in association with weeksite and hydrous Mn- and Fe-mineraloids. The absence of any U4+ minerals, as well as absence of breccias or any hydrothermal alteration associated with the ore, suggests that meta-autunite is the primary U mineral. The timing of ore-formation, as well as the mineralogical and geochemical characteristics of the ore and host rocks, suggests that U was leached from the rhyolites, transported by meteoric waters and precipitated as meta-autunite through evaporation and interaction of the uranyl ion with Fe- and Mn-mineraloids. The majority of known deposits are located on the upper walls of active fluvial canyons. The geomorphological environment that is focusing both groundwater flow and its evaporation was the most favourable for meta-autunite precipitation. The Macusani U deposits are volcanic-hosted, but the ore-forming process is of low-temperature and relates to the climatic changes in the area.

Some assays and grades but no quantitative mineralogy presented.

Whilst there has been significant testwork completed to date, further testwork is required to support the level of accuracy required of a future prefeasibility study (“PFS”). To complement the existing testwork it is recommended the following testwork programme be implemented to enable further process definition and development in the engineering design and costing:

•	full characterisation of the PEM competency and crushing characteristics;
•	compacted permeability testwork;
•	bottle roll testwork;
•	ion exchange /adsorption testwork;
•	quantitative mineralogical assessment;
•	solvent extraction testwork;
•	precipitation testwork; and
•	water tests.

It is recommended that the testwork is pursued concurrently with infill drilling activities. A proposed testwork scope obtained in 2014 to take the testwork to PFS level (100) was estimated to cost approximately USD 600 000.

Mineral Resource Estimates

Corachapi complex

The Mineral Resource estimates for the Corachapi complex were documented by TMC and as they have remained unchanged, a complete description of the process employed is not included in the Macusani Technical Report; only a summary follows. The Mineral Resources were based on 11,818 m of drilling on 219 drillholes. The estimates were completed via a block model and interpolation of the uranium abundance by geostatistical methods in the Datamine environment. A block model of base cell sizes of 25 x 25 x 2 m was employed and trimmed by the surface topography model. Multiple Indicator Kriging (MIK) was used to estimate the expected proportion of material above a series of cut-offs, and average grades within grade groups estimated using classical statistics. Due to the highly skewed nature of the 2.5 m bench composite data and the method employed, the Mineral Resource estimates at different uranium cut-offs were checked for material bias by conducting a classical log normal estimation on 5 m composites and a 3D variogram derived block variance. A good correspondence for tonnage was evident between these two methods. Classification of the Mineral Resource was based on kriging efficiency and indicator group grade estimation errors.

Colibri complex

TMC last updated the Mineral Resource estimates at Colibri II & III in September 2013. As they have remained unchanged, a complete description of the process employed is not included in the Macusani Technical Report, and only a summary follows. The Mineral Resources at the Colibri II & III and Tupurumani deposits were based on 149 diamond drillholes, which represented some 12 673.2 m of drilling. Full-core samples were taken, owing to the friable nature of the mineralization and host rocks. These samples were crushed and representative samples analyzed for uranium. The necessary quality control and assurance was been completed by insertion of reference material, duplicate samples and blank material. MIK was undertaken to take cognisance of the log-normal distribution of uranium abundances. Well- structured variograms were obtained for the Colibri II & III deposit, but poorly structured variograms were obtained for the Tupurumani deposit. MIK was employed to estimate the uranium grades into 25 x 25 x 5 m blocks. The estimation was undertaken in 3D into the near surface and deep zones, separated by the base of the interpreted high-grade wireframe. The Mineral Resource classification was based upon classical log-normal statistical estimation errors per indicator group and weighted by the MIK probability estimates per indicator group. The majority of the near-surface mineralization at Colibri II & III is classified as Indicated whereas the Tupurumani area and the deep zones have been classified as Inferred. The Mineral Resource estimates are provided in Table 21:

Table 21 - Colibri and Corachapi Complex Mineral Resource Estimates as at 31 March 2015

General Method Statement for the Kihitian, Isivilla and Corani complex Mineral Resources Estimates

The current Mineral Resource estimation methodology used for the Complexes was derived from the methodology employed by TMC to estimate the Mineral Resources for the Colibri complex. At the Colibri complex, the continuity of mineralization is interpreted to be sub-horizontal, and the mineralization was divided into an upper high-grade zone (level A), and a lower low-grade zone (level B), which were interpreted to be sub-parallel to the host lava stratigraphy. The uranium distribution within the zones is log-normally distributed. The estimation methodology derived to address the nature of the mineralization at the Colibri complex was to treat the upper and lower zones independently, and to use MIK, with a preferred orientation parallel to the interpreted contact between the two zones. On inspection of the combined (Minergia and Global Gold) datasets for the Complexes, TMC identified that the mineralization for all three Complexes exhibited similar characteristics to those identified at the Colibri complex, and hence a similar estimation methodology was applied. The broad process steps are described below, and the details of the estimation for each complex are described in the Macusani Technical Report.

Summary Resource Statement

Table 22 summarizes the Measured and Indicated Mineral Resources for the Macusani Project, while Table 23 summarizes the Inferred Mineral Resources, both at a 75 U ppm cut-off.

Table 22 - Measured and Indicated Resource Statement

Table 23 - Inferred Materials Resource Statement

Mining Operations

The Colibri, Kihitian and Isivilla complexes (complex 2, 3, and 4 respectively) are planned to be recovered from open pit mining operations. Due to the orientation and topography of the Kihitian complex, significant Mineral Resources are uneconomic to mine via the open pit method due to the excessive stripping costs and, as such, an underground operation is planned for mineralized material above cut-off. The Macusani Technical Report has not been carried out to a level of detail equivalent to a pre-feasibility study or feasibility study. Consequently, no Mineral Reserve estimate has been prepared and any resources and conceptual production stated herein should not be considered representative of a Mineral Reserve. Inferred Mineral Resources were used in the LOM plan together with Indicated Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as not Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Reserves can only be estimated as a result of an economic evaluation as part of a preliminary feasibility study or feasibility study of a project. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.

Open Pit Mine Design

The open pit mining activities for the Macusani complexes were assumed to be undertaken by a contractor operated fleet as the basis for the Macusani Technical Report. The average unit mining costs used in the Macusani Project economics was 2.40 USD/t of rock mined. Plateau sourced the cost estimate from contractors operating in the region on similar sized operations. The open pit mining cost is provided as all-in-inclusive and covers variations in haulage profiles and equipment selection. Labour rates have been based on local information from Plateau. Indicatively, the 150 mm diameter blast hole drill rigs are planned to perform the production drilling in the operations, for both mineralised and waste rock. The main loading and haulage fleet is estimated to consist of 180 t haul trucks, loaded primarily with the diesel powered 15 m3 shovels or the 13.8m3 wheel loader depending on pit conditions and equipment availability. As conditions dictate, the D10 class dozers are planned to rip and push material to the excavators, conduct bench clean ups, and maintain the waste dumps and stockpiles. The maximum mine workforce to be employed is estimated at 344 persons, with 178 on site at any one time. The crew schedule is a rotation schedule, with four shifts working 12 hour shifts, on a dayshift/nightshift rotation, with two crews off at a time. Maintenance will use the same schedule with day and night shifts to support mining operations. Management and technical personnel may be on a varied schedule but will primarily follow the same rotation as operations, working only dayshift, unless required by operations.

Underground Mine Design

The Mineral Resources available for underground mining that forms the Macusani Project LOM plan are contained within a portion of the Mineral Resource block model that is excluded from current economic open pit limits, but which is judged potentially mineable by underground methods. These Mineral Resources contain a significant quantity of Inferred material. For conceptual production, Inferred material has been included within the design and includes estimates of mining dilution and mining recovery. The proposed underground mine design supports the extraction of 2,700 tpd of PEM through room and pillar mining utilising continuous miners. Material handling from the underground workings to the surface is based on conveyor haulage through the workings, with PEM being hauled directly from the underground to the ROM stockpile through the underground access. Mining ventilation will be accomplished by two dedicated exhaust shafts to surface, each equipped with modern fans that will draw fresh air in at the main entrance and through the workings of the mine before being exhausted through the dedicated return airways to minimise exposure to radiation.

Mineral Resources at Chilcuno Chico are ideally suited to mining via horizontal mining methods. Mineralization generally varies from 6.0 m and up to 24 m in thickness, averaging approximately 10 m, although low-grade mineralization extends for some further distance, this material consists of uneconomic grades. The strong continuity and thickness of the mineralization zones combined with weak rock strength at Chilcuno Chico are amenable to horizontal room and pillar mining by continuous miner. This method was selected to benefit from the productivity and low mining costs associated with the method. The method allows for multiple working areas and a fast mining cycle. Current underground mining is planned to use modern continuous miners assisted by conveyors for material handling. In addition to a continuous mining unit, an underground drilling rig has been included for ground support and minor drill and blast duties where required. A wheel loader has also been included for clean-ups and associated works if required. The maximum underground mine workforce to be employed is estimated at 141 persons, with 74 on-site at any one time. The crew schedule is a rotation schedule, with four shifts, working 12-hour shifts, on a dayshift/nightshift rotation, with the two crews off at one time. Maintenance will use the same schedule with day and night shifts to support mining operations. Management, technical, and some service/conveyor personnel will work on a varied schedule but will primarily follow the same rotation as operations, working only dayshift, unless required by operations. Mining development starts from the southern end of the deposit, with access made from the planned open pit. Underground mining then develops to the west to intersect the southern ventilation shaft. The mine will then complete the southern area before developing north, to intersect the secondary ventilation shaft, before opening final extents.

Underground Infrastructure

Typically, fresh air will flow from the portals through the workings and exhaust via the exhaust shafts, located centrally in the two main mining areas. Suitably sized development fans and ducting will direct air to the workings areas. The main accesses carry fresh air and are the primary means of egress. Secondary egress via raises has not been included owing to the fan infrastructure and return airflow. Additional means of egress can be made via the secondary portals developed into the open pit. No information for estimation of groundwater inflow is currently available. Underground audits developed on site displayed no evidence of groundwater. Owing to the high-altitude location of the Macusani Project ground water inflow has not been considered to be a major influence on the Macusani Project. Explosives have been included within the mining method. The explosive use is minor as limited drill and blast has been included to allow for initial opening of headings that may not support a continuous miner. Underground electrical requirements and reticulation have been estimated for the Macusani Project. Equivalent sized continuous miners require a 1,000 V supply. The mine is anticipated to have an 11 kV incoming power supply that will service the underground reticulation, including section circuit breakers. Panel sub-stations will then transform the incoming power supply to a 1,000 V supply for distribution. Substations are planned to be rated to 2 MVA, which will incorporate an 11/1.05 kV transformer, 1,000 V switchgear and protection relays, and PLC network and control equipment. Compressed air lines have not been included as the bulk of the mining will be completed by continuous miners, not requiring compressed air. The drill jumbos included have on-board compressors that supply the required air to the machine. Mine water reticulation underground is made via 110 mm mine poly pipe. A header tank on surface will be used to supply the underground workings. Underground communication is by radios supported on a leaky feeder truck system. Surface communication is by phone and radios.

Projected Production Schedule

The anticipated project life is ten years and the PEM contained within the design equates to annual run of mine production of 10.9 Mt. The underground mine design has been based on production capability of a single continuous miner, which equates to 2,697 t/d or 973 kt annually, for a planned mine life of nine years.

Processing and Recovery Methods

The proposed method of recovery is based on the developed production schedule of the PEM. The proposed method includes crushing and stacking PEM onto a heap leach pad which is irrigated with an acidic solution to dissolve the uranium. The leach solution would then pass through ion exchange (IX) columns to recover the dissolved uranium and solvent extraction (SX) to recover uranium from the IX eluate to reduce acid consumption. The SX product solution then passes through precipitation to yield a yellowcake precipitate, which is thickened, filtered, dried and packaged for dispatch. Interpretation of metallurgical test work results determined a processing recovery rate of 88%, resulting in an average annual production of 6.08M lb U₃O₈. The nominated process method utilizes industry standard equipment and extraction technologies that are used in practice around the world. The process block diagram is shown in Figure 3.

Figure 3 - Process Block Diagram

Infrastructure, Permitting and Compliance Activities

Water Distribution

The raw water distribution system includes eight pumps, raw water surge tank, and a duty and standby raw water transfer pump. It is proposed for the raw water to be pumped from the water source in the valley up to a raw water dam via HDPE piping, where possible, so as to maintain consistency with other systems on site. Water treatment facilities would be required on site and capital expenditure and operating costs have been estimated and included. The raw water would generally be run through a sand filter (or equivalent) with sterilisation for potable water. The raw water supply is assumed to be of good quality such that no expensive treatment will be required.

Power Distribution

The San Gaban power line runs near the proposed power plant location and it has been assumed that the power line is at 138 kV. It is reported that the hydroelectric power installed capacity is 110 MW. In order for a grid connection to be made an extension of the power line will be required to reach the Macusani Project site and any connection will be subject to negotiation with the supply authority. The proposed distribution system consists of a 138/33 kV substation that would connect to the San Gaban powerline with a 33 kV aerial cable used to connect the substation to the 15 MVA 33/11 kV main transformer. This transformer would connect into a medium voltage (MV) switchgear at 11 kV (or other suitable MV level) which would distribute power throughout the site. Roadway lighting would also be required for 24 hour operation. Two 1.3 MW diesel powered generators for the provision of emergency power have been included in the estimate. Whilst the system is designed to be failsafe from an environmental and process point of view, the operational impact of a greater than 24-hour power failure would be significant due to the long leach start up cycle.

Transportation and Logistics

Most equipment and materials will arrive containerised from overseas at Callao (Peru’s main port, located near Lima) or a more southern port such as Ilo with suitable handling facilities. Containers would be offloaded at site using site based lifting equipment. Containers would be loaded on trucks at port, and driven to site. Route surveys from port(s) to site, with accurate height and width measurements for any low bridges and abnormal load clearances, should be undertaken to determine the best road transit route. The route is likely to include access via, the Interoceanica Highway, from the city of Juliaca to the town of Macusani (about 200 km). The connecting roads between the highway and the Macusani Project site require significant upgrade and even perhaps rerouting to handle the proposed Macusani Project generated traffic. In addition to standard access roads provided around the pumping areas on the plateau, a one-way light vehicle maintenance access road would be provided down the valley to the liquid tailings dam/ion exchange area. The return solution pipeline would utilize the civil preparation of this road and follow it back up to the plateau. The reclaim operation is intended to link to the tailings management facility via an overland conveyor that would receive the waste PEM from the reclaim corridor conveyor at the edge of the designed heap leach pad turnaround area. The Kihitian mining area is approximately 8.4 km east-southeast from the processing area and due to the nature of the terrain in the region, a desktop analysis was performed to determine the most economic method of transporting PEM from the Kihitian property to the processing area. It was determined that positioning the crushing station on the plateau and working in conjunction with the conventional conveyor to transport PEM to the processing facility would be the simplest and most cost effective. The station has been positioned between the Isivilla and Kihitian complexes, and as the mine is developed the waste materials will be used to develop the haul roads and reduce the impact on haul distances.

Site Services

Fuel storage and dispensing facilities would be required to supply primarily diesel to various mobile equipment associated with the processing plant. The fuel consumption of the vehicles associated with the process facility would typically be much less than that of the mining fleet, and the fuel facilities would typically be shared. A supply contract would normally be negotiated with a fuel company and such a contract could include equipment supply and installation. A single storage facility with double walled steel fuel tanks in a bunded area would be used to store fuel. Fuel delivery tankers would supply fuel on an as required basis to meet the Macusani Project consumption requirements. Oil is intended to be stored in the drums in which it is delivered and dispensed as required near the storage facility, or mobilized on a utility vehicle to service the loaders in the field. A compressed air system has been included. The system includes a duty and standby oil lubricated screw compressor, each with approximately 100 L/s capacity operating at 7.5 bar(g). The system includes an air filter, dryer, condensate removal valve and receiver tank.

Fixed plant and mobile plant mechanical workshops are included in the estimate. A warehouse and storage facility is included to receive and store all incoming goods for the site, except for bulk deliveries of some plant consumables such as sulfuric acid and fuel. It is assumed that the Company would acquire the necessary local permits for communications connections to site. If the area is on the cellular grid, the best solution may be communications (including internet) via the cell phone provider. An administration building is included in the estimate. A camp for Macusani Project operations staff has been allowed for in the costing. It would be suitable for 330 people.

Human Resources

An organisation structure for the Macusani Project operations staff has been developed to support the Macusani Project operating cost estimate. It is anticipated that a total staff of between 367 and 577 would be required for the Macusani Project including at maximum 276 mining operations staff.

Environmental Studies

The Macusani Project is located within the ecoregion of Puna y Altos Andes. Some native fauna found within the ecoregion that may or may not be present in the Macusani Project area are classified by the International Union for Conservation of Nature as “vulnerable”, including the Andean Flamingo and North Andean Deer; “near threatened” including the Andean Condor, Andean Ostrich and Pampus Cat; and “critically endangered”, including the Junin Grebe. The Macusani Project may or may not be located within the MEM Restricted Mining Areas and this should be verified with detailed cadastre. Approximately 100 sites of ancient rock art, some unique to the region are found within the Macusani and Corani Districts. Collectively these cave paintings constitute the largest concentration of art from the Archaic period in the Americas and, in 2005, these sites were designated national cultural patrimony by the Peruvian government. The specific locations of these artworks should be determined to confirm their proximity to the Macusani Project. The Macusani Project site is located in proximity to four inactive or abandoned mines. As well as reflecting recent cultural heritage in the area these mines have been identified as potential causes of local water contamination. A future study should locate the exact location and nature of these mines to determine whether they have any potential impact on the Macusani Project. The Macusani Project is located within the Macusani and Corani Districts of the Carabaya Province. The population of Peru is 29.8 million as of a July 2013 estimate with the population of the Corani District and Macusani District’s being 3,581 and 10,950 respectively.

Generally, the Ministry of Energy and Mines of Peru requires exploration and mining companies to prepare an environmental evaluation, an Environmental Impact Assessment (“EIA”), an Environmental Management Plan (“EMP”), and a closure plan. Mining companies are also subject to annual environmental audits of operations. Additionally, laws specifically relating to the mining of uranium apply and include conditions of the Peruvian agreement with the International Atomic Energy Agency (“IAEA”) and the North Atlantic Treaty Organisation’s (“NATO”) regulations. The Peruvian Supreme Decree 037-98-EM established a tiered system imposing environmental requirements for exploration activities. A company must file an affidavit with an environmental evaluation for the following categories of exploration activities:

•	Category A: Exploration activities with minimal or no surface alterations, such as geological studies, topography, and recollection of samples. The applicant must file an affidavit describing the activities.

•	Category B: Exploration activities that result in discharges or waste disposal that could impact the area up to no more than 10 hectares. The company must file an application form attaching a description of the activities, a description of mitigation activities and reclamation plans.

•	Category C: Exploration activities that result in discharges or waste disposal, that could impact the area and those exploration activities that require more than 20 platforms or construction of more than 50 m of tunnels. The latter require an environmental valuation. MEM published a guidance document describing the contents of an environmental valuation.

As of April 1993, a mining company that has completed its exploration stage must submit an EIA when applying for a new mining or processing concession, or to increase the size of its existing processing operations by more than 50%; or to execute any other mining project. The duty to prepare an EIA falls upon the concession holder and the EIA must be prepared by a consultant duly certified by the Ministry. An EMP must be submitted to the MEM for permitting of an operation. Additionally, a closure management plan for each component of the operation must be submitted.

The Company has initiated components of an EIA covering the project building on the Environmental Baseline Study. Within the Macusani Uranium Project area lies an Archaeological Area of Interest which includes sites of cultural interest. The area boundaries are very clearly defined and are well-known to people working in the region. The Company continues working with highly respected and experienced environmental and archaeological professionals, local communities and Peruvian authorities to develop a plan to protect any sites located in proximity to the proposed future project operations. The Macusani Uranium Project and proposed future infrastructure for operations currently does not directly affect any such sites. With the assistance of the Ministry of Culture of Peru, the Company has spent the past three years conducting a professional archaeological study in the project area. This is a full archaeological research project that the Company’s team initiated and is still on-going. Whilst initial completion of field work was targeted for H1 2020, followed by presentation of the archaeological study to the Ministry of Culture in 2020, timing will now be subject to easing of the Peru government’s COVID-19 lockdown restrictions, which have impacted access to the site. However, desktop work is still ongoing and when it is safe to resume work on-site, the Company expects the work to be completed within a few months.

The Company remains fully informed of the progress of this archeological study and is confident based on the findings to date, that together with the qualified investigating team, will work towards an outcome that respects, salvages and preserves cultural heritage where it exists. In addition, all of the recently validated artefacts are currently exposed to natural erosion and decay from the weather conditions that characterize the Macusani plateau, therefore a logical, preserving solution should be found. It is positive to see the government pro-actively working towards an actionable outcome on both accounts, and it is indicative of the level of support across the board for the Company’s projects.

Environmental Permitting

Various permits will be required for the Macusani operation. An investigation of the specific permitting requirements will be required as the Macusani Project is developed further. As a uranium operation, the Macusani Project is classified as Category 1 under the Radiation Safety Regulations. Therefore, a licence to extract uranium is required where the uranium has a specific activity greater than or equal to 1 BQ/g. NATO must be advised of various stages of the operation for approval under these regulations, including but not limited to notification of:

•	Means of product transport;
•	EIA and proposed closure plans;
•	Emergency Action Plans;
•	Production; and
•	Sales (NATO authorised parties).

Additionally, for operations some personnel may require NATO licences to perform their specific tasks.

Social, Community and Environmental Impacts

In January 2001, MEM published guidance on the management of relations between companies and local communities (“Guía de Relaciones Comunitarias”). It describes the Social Impact Study (“Estudio de Impacto Social”) now required as a part of the EIA. The Social Impact Study consists of an analysis of the impacts on persons, interpersonal relationships, economy and culture in the communities living in the area of influence, resulting from the mining operation. The plan also includes mitigation measures to reduce such impacts. Regarding public participation in the EIA approval process, the law requires a single public hearing to take place and makes the EIA a public document, meaning the applicant must make it available to the public. An environmental study is required to be completed to fully understand the potential social and environmental impacts due to the implementation of the Macusani Project. Macusani is working to engage and develop the local community to facilitate this process and have undertaken various community programs over the years including:

•	Twice yearly medical campaign;
•	Employment of local community members (40 from Isivilla, Tantamaco and Corani);
•	Hygiene programs (water sanitation);
•	Monthly madre leche contribution; and
•	School programs sponsorship.

Health of Workers

Uranium mining and processing operations should be undertaken under an appropriate recognized code of practice for radiation protection and waste management. At the concentrations associated with uranium (and some mineral sands) mining, radon is a potential health hazard, as is dust. Precautions taken during the mining and processing of uranium to protect the health of the workers include:

•	Good forced ventilation systems in underground mines to ensure that exposure to radon gas and its radioactive daughter products are as low as possible and do not exceed established safety levels;

•	Efficient dust control, because the dust may contain radioactive constituents and emit radon gas;

•	Limiting the radiation exposure of workers in mine, processing and tailings areas so that it is as low as possible, and, in any event, does not exceed the allowable dose limits set by the authorities;

•	The use of radiation detection equipment in all mines and plants; and

•	Imposition of strict personal hygiene standards for workers handling ammonium diuranate.

At any mine, designated employees (those likely to be exposed to radiation or radioactive materials) are monitored for alpha radiation contamination and personal dosimeters are worn to measure exposure to gamma radiation. Routine monitoring of air, dust and surface contamination is undertaken. Altitude sickness is a health concern for persons at the given project altitudes. It is anticipated that locally sourced labour or those living at high altitude will require minimal if any acclimatization. However, personnel living at low altitudes who stay at low altitudes for significant time between rotations will require acclimatization for each period spent at site.

Waste Management

Solid waste products will be composed of most of the original PEM and, therefore, will also contain most of the radioactive elements within the PEM. In particular, solid tails contain the radium that is present in the original PEM. Clay or other suitable capping material may be placed to cap the tailings pile as it advances or at certain stages during LOM in an attempt to reduce radiation levels to near those normally experienced in the region of the PEM body. Capping of the solid tailings dump(s) with a two metre deep layer of fill is included in the cost estimate. The process facility will produce liquid tailings but in an effort to minimize the liquid tailings, it is envisaged that the leaching solution circuit would contain a bleed stream to be drawn off post ion exchange loading (raffinate stream). This process bleed is assumed to require a treatment plant, potentially an ion exchange plant, with the outflowing fluid reporting back to the BLS pond to prevent build-up of impurities in the process liquids. Further environmental analysis will determine if the assumed process scenario will maintain pond levels through evaporation alone, and will require makeup water. In addition, water flows through and from the tailings heap are proposed to be collected in a liquid tailings dam constructed at the lowest elevation area of the site, below the tailings heap. All tailings management facilities would be lined with an impervious layer to minimize environmental discharge from the site over time. It is proposed that the tailings management facility will be located to the west of the site in an adjacent valley and is estimated to be able to accommodate a heaped pile of 99 Mm³ (118.7 Mt). The tailings management facility is intended to be designed in a heap fashion which is anticipated to be sufficient for the life of mine, assuming the final heap leach remains a permanent feature. To date no testing that would inform the risk of acid rock drainage or metal leaching has been undertaken.

Rehabilitation and Closure

Due to the nature of a heap leach operation there will be a significant area of land that requires reclamation to some degree. A preliminary closure management plan should be prepared in the future to better delineate estimated costs of rehabilitation and closure. A closure management plan, including monitoring plan and time frame, will allow for improved accuracy of the rehabilitation and closure estimate. The monitoring system will also provide an early warning system to identify unforeseen issues post-closure.

Capital and Operating Costs

The cost estimate was generated from supporting engineering quantities and cost information derived from historical cost information sourced from in-house and commercial databases, quotations from equipment suppliers, rates from local service providers, and client-derived data from existing local operations. Both capital and operating cost estimates were prepared in mixed currencies and reported in United States dollars (USD). The Macusani Technical Report currently assumes additional land acquisition and surface rights will be obtained in the future to accommodate proposed infrastructure such as access roads and conveyors as well as the processing facilities themselves. The potential costs of such an acquisition are not included within the estimate. A total of 5,538 operating hours were planned per year. Major Macusani Project development components are metallurgical testwork, EIA, Pre-Feasibility Study / Bankable Feasibility Study engineering, exploration drilling, and permits, licences or legal and administrative costs associated with government mining and environmental regulations. This includes reporting requirements during operation and related administrative costs. Additionally, no allowance has been made for cost escalation, currency fluctuations, insurance, container demurrage costs, product (yellowcake uranium) transportation or transportation security, monitoring during operation, containment, monitoring or treatment of waste rock in the event that acid rock drainage or metal leaching are applicable, and hydrogeological monitoring, dewatering or stormwater control measures.

Capital Cost Estimate

Table 24 shows the estimated initial capital costs for the Macusani Project, including the cost breakdown for each project area.

Table 24 - Initial Capital Expenditure

Table 25 - Life of Mine Project Capital Expenditure Estimate

Operating Cost Estimate

The average operating costs estimate was prepared based on the LOM costs. This enabled the estimation of unit rates for the operating costs per tonne of PEM or per pound of yellowcake produced. This approach was used as the majority of operating costs were variable rather than fixed. Fixed costs included general and administration costs and labour costs with the remainder of costs being variable. The variable costs for the mining operation are driven by the total amount of material mined, including waste. The variable costs for the processing plant are a function of either the PEM processed or the uranium extracted. The total operating costs are estimated as detailed in Table 26:

Table 26 - Macusani Project Operating Expenditures Estimate

Economic Analysis

The economic analysis presented is preliminary in nature and includes Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. They do not have demonstrated economic viability and there is no certainty that the preliminary economic assessment will be realized. Caution should be used when interpreting the results presented. The financial model prepared was a constant dollar type model which assumed that purchasing power did not change with time. This means the capital expenditures, operating expenditures and revenue were considered constant through time in a like-for-like manner. The model was based on full equity financing. The 3% royalty is applied annually to the gross revenue. There may be further opportunity to reduce this, as it has been reported that other mining operations have been able to negotiate a 1-3% royalty on the net revenue. No allowance in the model was made for cost escalation, currency fluctuations, and required permits, licenses or legal and administrative costs associated with government mining and environmental regulations.

Financial Model

A capital cost and operating cost estimate based on the proposed mining and recovery methods, was prepared to the level of a PEA, with an accuracy of -30 % to +30%. A base economic model was prepared using the capital and operating cost estimates, the model parameters, and the production schedule. A summary of the major financial parameters and results of the base case scenario are as shown in Table 27. It should be noted that these results do not demonstrate economic feasibility as the mine production schedule includes Inferred Mineral Resources. The results should be considered as potential results that could be achieved if the Inferred Mineral Resources were able to be converted to Indicated or Measured Mineral Resources in the future.

Table 27 - Financial Model Parameters and Results

The Macusani Project currently produces an IRR and NPV utilizing a conservative sale price of USD 50 /lb U₃O₈. The economic analysis was conducted over a range of discount rates and the discounted cash flow (DCF) results have been presented in Table 28. Sensitivity analysis was conducted on the base case, which demonstrates the sensitivity to the NPV if an increase or decrease is seen in the operating income, operating expenditure, capital expenditure, recovery and product price.

Table 28 - DCF Results for Macusani

The DCF model gave post-tax NPV of USD 603.1 M and an IRR of 40.6%. The annual cashflow and cumulative cashflow are reported in Figure 4 and Figure 5, which also illustrates that the Macusani Project has a payback period of 1.8 years.

Figure 4 - Annual Cash Flow

Figure 5 - Pre-Tax Cumulative Annual Cash Flow

Subsequent Processing Work

Subsequent to the date of the Macusani Technical Report, processing work tailored towards upgrading, or pre-concentrating, through communition/concentration studies on the uranium mineralization was planned for early 2020. The test work programs were deferred to the end of the year. The research and development work was restarted in August 2020 with encouraging results released March 30, 2021. The work utilized mineralization from 3 main deposits, with the following results: Colibri II-III Deposit – 81.6% of U retained in 35.3% of original mass passing 300 μm; Calculated Head Grade of 270 ppm U upgraded to 623 ppm U (Upgrade factor 2.3) using double scrubbing for 12 minutes each cycle; Corachapi Deposit – 73% of U retained in 31% of original mass passing 212 μm; Calculated Head Grade of 245 ppm U upgraded to 570 ppm U (Upgrade factor 2.3) using initial scrubbing for 15 minutes at 60% solids (by mass) followed by secondary scrubbing for 5 minutes at 45% solids. The upgrading results highlight the opportunity to bring in lower grade deposits previously not included in the PEA production schedule, and the higher grade feed material should positively impact the PEA Capital Costs with a smaller plant footprint and PEA Operating Costs due to lower energy and reagent costs. Trade off studies between original heap leach processing and tank/vat leach processing options will be conducted using the upgraded fraction achievable in a scrubbing and classification circuit. Significant work programs going forward are dependent on COVID-19, the pending framework for uranium transport and export in coordination with the New Uranium Regulations in country.

Peru Exploration & Development Work

Exploration activities have been limited by restrictions due to COVID-19 with the only recent activity being collection of uranium outcrop samples from the Macusani Project for pre-concentration test work. Five areas spread between various drilled targets with reported uranium resources were covered by radiometric mapping and surface sampling. The results of this surface exploration activity were released on January 25, 2021. Exploration work including trenching and sampling started in the Quelcaya village area where new occurrences of Li-rich rocks were initially reported in 2019. The recent prospecting and mapping activities demonstrate that the new lithium occurrences in the vicinity of the Quelcaya village are more extensive than initially modelled. These results were released May 20, 2021.

Exploration and development work is currently being planned and permitted to support the following:

•	Extension/in-fill drilling at the Falchani lithium deposit
•	Initial exploration drill testing of two new lithium target areas at Quelcaya
•	Drilling to expand/extend several of the uranium deposit following up the positive sampling and radiometric prospecting results on the Macusani Project.

Local affected community acceptance and approvals are being granted and archeological and environmental sampling work has commenced. These drill programs are planned to commence following receipt of exploration permits from Peruvian authorities, expected before September 2021.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, for any of the three most recently completed financial years or its current financial year, declared or paid any dividends on our Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition and such other factors as our directors consider appropriate.

CAPITAL STRUCTURE

Shares

The authorized share capital of the Company consists of an unlimited number of common shares (the “Shares”). As of the date of this AIF, 177,152,641 Shares were issued and outstanding. In addition, as of the date of this AIF, there were 19,337,307 incentive stock options (“Options”) (with 500,000 of such Options subject to regulatory acceptance as at the date of this AIF) and 36,278,917 Share purchase warrants (“Warrants”) outstanding.

Holders of Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per Share at such meetings. Holders of Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Shares are listed for trading on the TSXV under the trading symbol “LI”.

The following table sets forth the high and low prices and total monthly volume of the Shares as traded on the TSXV for the periods indicated. All share prices are shown in Canadian dollars.

Period	High ($)	Low ($)	Total Volume
March 2020	0.37	0.14	3,938,200
April 2020	0.27	0.17	1,656,900
May 2020	0.52	0.24	9,805,700
June 2020	1.07	0.42	26,365,500
July 2020	2.98	0.87	50,821,900
August 2020	1.94	1.09	17,351,300
September 2020	1.55	0.81	10,411,500
October 2020	1.56	1.00	11,726,900
November 2020	1.51	1.04	7,474,200
December 2020	1.34	1.08	6,383,700
January 2021	2.55	1.21	35,316,700
February 2021	4.21	1.97	43,811,600

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As at the date of this AIF, no Shares are held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company. Each director’s term will expire immediately prior to the following annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Security Holdings
Andrew Bowering (1) (2) (3) British Columbia, Canada	Chairman and Director	President and CEO of Bowering Projects since 1992, a mineral exploration and consulting firm. Chairman of the Company since May 11, 2021. Former CFO of the Company from August 2017 to May 11, 2021 and former Corporate Secretary from August 2017 to Oct 4, 2019. Director (since April 2019) and Executive VP (since June 15, 2020) of Prime Mining Corp. Until 2020, President of Sunrise Drilling Ltd., a North American-based mineral exploration drilling company.	Jun 29, 2017	2,229,999
Simon Clarke (2) British Columbia, Canada	Chief Executive Officer and Director

Corporate Executive.

Chief Executive Officer since April 29, 2021. Director, Apollo Gold & Silver Corp. since May 1, 2020 and CEO since May 2021;. Director and CEO, M2 Cobalt Corp. (now Jervois Mining) from June, 2017 to June, 2019; Director of Jervois Mining Limited from June 2019 until August 2019 and Executive General Manager Corporate Affairs of Jervois Mining from August 2019 until June 2020; Director of K9 Gold Corp from July 2018 until December 2020; Director, M3 Metals from June 2017 until June 2020.

			Jun 25, 2020	200,000 (4)
Philip Gibbs Ontario, Canada	Chief Financial Officer	Chief Financial Officer since May 11, 2021. CFO of Asante Gold Corp. since July, 2011; CFO of Cobalt Blockchain Inc. since April, 2018; CFO of Plateau Energy Metals Inc. from September 2012 until May 11, 2021; CFO of Kilo Goldmines Ltd. from March, 2011 until May, 2020.		161,966 (5)
Laurence Stefan (3) Peru	President, Chief Operating Officer and Director	President and COO since May 11, 2021. President & CEO of Plateau Energy Metals Inc. from October, 2007 until May 11, 2021.	May 11, 2021	2,160,401 (6)
G. A. (Ben) Binninger (1) (2) California, United States	Director	Former mining, energy, chemicals and technology executive.	Aug 20, 2020	300,000
Terrence O’Connor (1) (3) Saskatchewan, Canada	Director	Technical Advisor to the Company. Director of Azincourt Energy Corp. since May 15, 2013; Director of Plateau Energy Metals Inc. from September 2014 until May 11, 2021; Technical Advisor of Plateau Energy Metals Inc. from June 15, 2018 until May 11, 2021; CEO of Plateau Energy Metals Inc. from Sept, 2014 until June 15, 2018.	May 11, 2021	286,854 (7)

Note:

(1)       Member of Audit Committee.

(2)       Member of the Nominating, Corporate Governance and Compensation Committee.

(3)       Member of the Health, Safety & Sustainability Committee.

(4)       Held indirectly in name of Margaret Louise Clarke, the wife of Simon Clarke.

(5)       Of these shares, 29,000 are held indirectly by 1765271 Ontario Inc., a private company controlled by Mr. Gibbs.

(6)         Held indirectly by Colibri Mining North, a private company controlled by Mr. Stefan.

(7)       Of these shares, 183,666 are held indirectly in TKLD Geological Inc., a private company controlled by Mr. O’Connor.

Shareholdings of Directors and Officers

As of the date of this AIF, the Company’s directors and executive officers beneficially own, control or direct, directly or indirectly, 5,339,221 Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of our directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Unless otherwise noted in this AIF, to the best of our knowledge, there are no known existing or potential material conflicts of interest between the Company or its subsidiaries and any of our directors or officers or a director or officer of our subsidiaries. However, certain of our directors and officers are, or may become, directors or officers of other companies, with businesses that may conflict with our business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•	A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

PROMOTERS

During the previous two completed financial years or the during the current financial year, no person or company has been a promoter of the Company or any subsidiary of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed in this AIF, there are no other legal proceedings or regulatory actions material to us to which we are a party, or to which we have been a party since our incorporation, or of which any property of the Company is or has been the subject matter of, since the beginning of the financial year ended February 28, 2021, and no such other proceedings are known by us to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against us, and we have not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since our incorporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three most recently completed financial years or the current financial year or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The Company’s auditors are Manning Elliott LLP, Chartered Professional Accountants having an address at 17th Floor, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Shares in Canada is AST Trust Company (Canada), at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the Company has not entered into any material contracts within the most recently completed financial year or before the most recently completed financial year which are still in effect.

INTEREST OF EXPERTS

Experts who have prepared reports for the Company in the financial year ending February 28, 2021 include the following:

Manning Elliott LLP, Chartered Professional Accountants, who prepared the auditors’ report accompanying the audited financial statements of the Company for the most recent year end, report that they are independent in accordance with the Chartered Professional Accountants of British Columbia as at the date of such audit report.

The scientific and technical information contained in this AIF relating to the TLC Property, the Falchani Project and the Macusani Project has been reviewed and approved by Ted O’Connor, a Director and Technical Advisor of the Company, who is a Qualified Person as defined in National Instrument 43-101.

Certain scientific and technical information with respect to the TLC Property contained in this AIF is based on the TLC Technical Report prepared by Derek Loveday, P.Geo and William A. Turner, P.Geo. of Stantec Consulting Ltd.

Certain scientific and technical information with respect to the Falchani Project contained in this AIF is based on the Falchani Technical Report prepared by John Joseph Riordan, David Thompson, Valentine Cotzee of DRA Pacific and Mr. Stewart Nupen of The Mineral Corporation.

Certain scientific and technical information with respect to the Macusani Project contained in this AIF is based on the Macusani Technical Report prepared by UK based, mining engineering consultants Wardell Armstrong International and GBM Minerals Engineering Consultants Limited.

With the exception of Ted O’Connor, a Director and Technical Advisor of the Company, none of the experts named above as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report. With the exception of Ted O’Connor, none of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, was contained in the management proxy circular for the annual and special meeting of shareholders to be held on September 9, 2021. Additional financial information is provided in the audited financial statements and management discussion and analysis for the most recent year-end. The foregoing additional information is available on SEDAR at www.sedar.com the Company’s profile.